

FOCUSED *on the* SPIRIT *that* MAKES *us* FIRST

FIRSTFED®

FIRSTFED AMERICA BANCORP, INC.

FISCAL YEAR 2002 ANNUAL REPORT

The Company's presence grew dramatically in fiscal year 2002 through the new FIRSTFED Banking and Insurance Offices, plus the acquisition of People's Bancshares, Inc.

KEY:
*All Banking & Insurance Offices are represented by a triangle.

△ **Banking & Insurance Offices Opened Fiscal Year 2002*
▲ *Under Construction*
▲ *Former People's Savings Bank of Brockton Offices*
○ *Trust Company Offices*
● *Loan Origination Centers People's Mortgage Corporation (PMC) Offices*
● *Administrative Offices*




Total Assets
(in thousands)
$1,281,832
$1,393,237
$1,579,995
$1,671,065
$2,294,448
3/31/98
3/31/99
3/31/00
3/31/01
3/31/02

Administrative Offices:
Swansea, MA

Banking & Insurance Offices:
Fall River, MA
Attleboro, MA
Brockton, MA
Cranston, RI
Dartmouth, MA
East Greenwich, RI*
Easton, MA
East Providence, RI
Mansfield, MA
Mattapoisett, MA
Middletown, RI
New Bedford, MA
Pawtucket, RI
Providence, RI
Seekonk, MA
Somerset, MA
Stoughton, MA
Swansea, MA
Taunton, MA
Warwick, RI

Trust Company Offices:
Swansea, MA
Providence, RI
Easton, MA
New Bedford, MA

Loan Origination Centers:
Agawam, MA
Auburn, MA
Burlington, MA
East Greenwich, RI
Yarmouth, MA

People's Mortgage Corporation (PMC) Offices:
Andover, MA
Chester, MD
Easton, MA
Hamden, CT
Lutherville, MD
Portsmouth, RI
Severna Park, MD
Upper Marlborough, MD
Wellesley, MA

*Opening Summer 2002

DEFINING OUR SENSE *of* SPIRIT

The entrepreneurial spirit here at FIRSTFED continues apace. With the acquisition of People's Bancshares, Inc., and the opening of additional FIRSTFED Banking and Insurance Offices, the Company has expanded into important new market areas. This spirited growth is further evidenced by the ongoing development of products and services to meet customer needs.

The Company's community spirit is also more vital than ever with The FIRSTFED Charitable Foundation supporting numerous worthy causes throughout the area.

Of course, ultimately it is the spirit, energy and commitment of FIRSTFED's people that has helped increase the scope of the franchise while adding further value for all of the Company's constituencies.

TABLE *of* CONTENTS



FIRSTFED
FIRSTFED

entrepreneurial SPIRIT



team SPIRIT



community SPIRIT

Robert F. Stoico



A letter to our SHAREHOLDERS

The FIRSTFED Spirit is Reflected in the Growth and Overall Success of The Company This Year.

I am pleased to report that the spirit which drives FIRSTFED was again very much in evidence during fiscal year 2002. Judged by almost any standard, this was indeed an extraordinary year for the Company. We made significant gains in our traditional product lines, opened another Rhode Island office, extended our footprint in New England through the acquisition of People's Bancshares, Inc., and became a joint partner in the formation of The Insurance Group of Newport. As we complete our fifth year as a publicly held company, FIRSTFED continues to solidify its position as one of the region's premiere community banking and financial services institutions.

Net income for the year ended March 31, 2002 was $12.4 million compared to $9.2 million for the year ended March 31, 2001, an increase of 35.7%. Diluted earnings per share of $2.07 for fiscal year 2002 marked our fourth consecutive year of double digit percentage increases in EPS. At year-end, a share of FIRSTFED stock was valued at $23.90, reflecting the increased investor confidence in the Company.

We should emphasize, however, that even without the acquisition of People's, our Company's performance from traditional banking lines set new records in fiscal year 2002. Deposits increased more than $50 million, the commercial loan portfolio grew almost 40% and mortgage volume rose by 80%.

FIRSTFED's entrepreneurial spirit was evident through organic growth, acquisition and innovative partnering. With the opening of a sixth Rhode Island banking and insurance office in Middletown, we stretched our presence along the vital east side of Narragansett Bay. A seventh Rhode Island office, located on the Bay's west side, will open during fiscal year 2003 in historic East Greenwich. This office will form a cornerstone in the revitalized East Greenwich Commons and complement our existing mortgage loan origination office down the street.

In early October 2001, the Company announced an agreement to acquire People's Bancshares, Inc. headquartered in Brockton, MA. On February 28, 2002, the purchase was completed, and our banking assets increased from $1.7 billion to $2.3 billion. We grew from 16 banking and insurance offices to 25. Our geographic reach broadened. Mortgage originations for fiscal year 2002, combined with those of People's Bancshares, totaled $2.3 billion. We now have new opportunities to sell a greater selection of FIRSTFED products including trust and investment management services as well as our full line of insurance services. This acquisition combined two long-standing community institutions with strong reputations for customer service. The resulting synergy can already be seen.

FIRSTFED TRUST COMPANY, N.A. showed another year of excellent performance, increasing its client base 15% while battling a tough economic environment, the second year of a flat stock market and the lingering effects of 9-11.

FIRSTFED INSURANCE AGENCY, LLC grew its core business lines by 30% and its personal lines by 15%. In an innovative joint venture, it joined with three leading Rhode Island agencies to form The Insurance Group of Newport. This partnership will strengthen the Agency's sale of insurance products in the Ocean State while generating additional servicing commissions.

More importantly, gross revenue at both FIRSTFED TRUST and FIRSTFED INSURANCE for fiscal year 2002 was $1.40 million and $1.13 million, respectively. These results are impressive, especially given that FIRSTFED TRUST is just two years old and FIRSTFED INSURANCE only three.

Elsewhere, cross-selling initiatives begun in fiscal year 2001 resulted in greater awareness among employees for all the financial services we offer. This, in turn, produced a more "packaged" approach to selling. Our Sales and Service Center logged over 63,000 calls, business customers responded favorably to the introduction of *eBusiness Banking* and *FIRSTFEDonline* maintained its popularity as a convenient Internet option to conventional banking.

In spirit and in deed, The FIRSTFED Charitable Foundation reached out to help numerous worthy community causes. Over $2 million has now been contributed or pledged to healthcare, housing, the arts, and education throughout FIRSTFED's expanded service area.

I would like to pay particular tribute to our employees, old and new. Twenty-five years ago, when I became President of First Federal Savings & Loan Association of Fall River, precursor to FIRSTFED AMERICA BANCORP, INC., we had 31 employees. Today we have over 700, in more than forty locations, in four states. Through 25 years of growth and change, the enthusiasm, cooperation, professionalism and teamwork of these dedicated individuals have been the force behind the spirit that makes us FIRST.



Thanks also to an exceptional Board of Directors. Their interest, involvement and guidance are, as always, much appreciated. I would like to welcome our newest Board member, B. Benjamin Cavallo, a member of the former People's Bancshares Board of Directors.

Finally, we appreciate the loyalty and support of our customers and shareholders, most of whom have been with us for many years.

Sincerely,

Robert F. Stoico
Chairman of the Board, President and Chief Executive Officer

DILUTED EARNINGS PER SHARE:*

6/30/01	9/30/01	12/31/01	3/31/02	Annual
$0.53	$0.48	$0.68	$0.39	$2.07
6/30/00	9/30/00	12/31/00	3/31/01	Annual
$0.40	$0.37	$0.37	$0.43	$1.56
6/30/99	9/30/99	12/31/99	3/31/00	Annual
$0.27	$0.30	$0.35	$0.39	$1.31
6/30/98	9/30/98	12/31/98	3/31/99	Annual
$0.22	$0.23	$0.32	$0.32	$1.09
6/30/97	9/30/97	12/31/97	3/31/98	Annual
$0.20	$0.22	$0.24	$0.18	$0.84

**Annual totals may differ slightly from the sum of the quarters, due to rounding.*






East Greenwich Commons
STARBUCKS COFFEE



OUR *entrepreneurial* SPIRIT

This was a year of great change, remarkable progress and solid performance along all product lines. Woven throughout this performance was the trademark FIRSTFED team spirit that made it all possible.

The Rhode Island market continued to be a good one for us. Overall, deposits from that state's banking and insurance offices increased 16% from fiscal year 2001. Building on this success, we opened our sixth office in Middletown this past January. Strategically situated in one of Aquidneck Island's busiest areas, it brought FIRSTFED's brand of full service community banking to the lucrative Newport-Portsmouth corridor. It also provided a welcome resource to local companies seeking fast lending turnaround and advanced business banking tools. A portion of that office building is leased to The Insurance Group of Newport, a collaborative venture involving FIRSTFED INSURANCE AGENCY, LLC. A seventh Rhode Island banking and insurance office is scheduled to open during the summer of 2002 in East Greenwich. This location will complement our existing loan origination center and continue our southward expansion through the state.

Our acquisition of People's Savings Bank of Brockton significantly broadened our reach throughout Southern New England. It added 300 talented employees, ten banking and insurance offices, a separate mortgage banking subsidiary (PMC) to augment our existing mortgage group, and it strengthened our business banking capabilities. Our ATM network expanded to 31, including remote locations at Charlton, St. Anne's and Brockton Hospitals. Combined with the SUM network, FIRSTFED customers can now use their debit and ATM cards at over 1,600 locations throughout New England without being surcharged.

An office in Stoughton provided an entrée to the lucrative Rt. 128 corridor. A Mansfield office added the burgeoning Rt. I-495 market, and a Mattapoisett office continued the FIRSTFED trek eastward along Rt. I-195. With little overlap the Company reinforced its presence in areas such as Taunton and New Bedford. In New Bedford, for example, the two downtown offices were combined into one...the stately seven-story neo-classical building at 545 Pleasant Street.


Total Now & Business Checking Accounts
at 3/31: (Includes Custodial)
(in thousands)
1998
$111,395
1999
$116,770
2000
$119,528
2001
$143,247
2002
$278,436






Boston
128
90
495
95
295
Providence
24
195
95

Combined deposits at year-end exceeded $1.3 billion. Even excluding deposits gained from People's Savings Bank, FIRSTFED enjoyed a healthy $52.3 million gain over the previous year's $707.4 million. Though coming at a time of low interest rates, this growth was also a result of aggressive marketing and an increasingly potent sales culture.

With a strong portfolio of consumer loans plus products such as equity loans offered in conjunction with new FIRSTFED mortgages, consumer lending had another very successful year. When combined with consumer loan balances from People's Savings Bank, consumer lending balances at year-end reached nearly $150 million. Excluding loans from People's, FIRSTFED originated 3,400 loans worth over $110 million. The former People's Savings Bank network provides great potential as we seek to further increase our consumer loan activity.

By uniting two strong mortgage lenders, FIRSTFED's preeminent position in the region was further solidified. At March 31, 2002, combined mortgage loan originations for fiscal year '02 exceeded $2.3 billion. These loans were originated through the Company's mortgage banking arm and People's Mortgage Corporation, a wholly owned subsidiary, with offices in New England and the Mid-Atlantic region. The growth in mortgage loan originations, however, was equally noteworthy even before factoring in the effects of the acquisition. Fueled by a refinancing market, originations increased 79.8% from fiscal year '01, to just over $660 million at year-end. In fact, the MassHousing Finance Agency (MassHousing) named FIRSTFED "Mortgage Lender of the Year."

As with mortgage lending, business banking also experienced outstanding results. By fiscal year end, our commercial loan portfolio had grown to $315 million due to the efforts of our strong relationship management teams. FIRSTFED's pre-acquisition share again set a record, up more than 40% over the previous fiscal year. With an expanded array of business banking products, a commitment to strong customer service, the introduction of *eBusiness Banking*, exceptional Relationship Managers plus the ability to serve an increasingly sophisticated customer, FIRSTFED's business banking imprint in Southern New England will only grow larger.


Total Consumer & Commercial Loans at 3/31:
(in thousands)
1998
$145,354
1999
$168,940
2000
$199,213
2001
$256,060
2002
$461,366






Insurance
You Can
Bank On



OUR *team* SPIRIT

When FIRSTFED INSURANCE AGENCY, LLC was formed in 1999, it put in place a phased master plan for growth. Today that plan is solidly on track. During the past fiscal year, sales in personal lines grew by 15%, commercial line sales increased by 30% and over 800 new customers joined the FIRSTFED INSURANCE family. Referrals, driven by strong cross-selling efforts and more branch employees licensed to offer insurance products, grew in number and quality. With the acquisition of People's, this trend will continue as employees from our new banking and insurance office network complete training and become licensed insurance agents.

After having successfully integrated two highly respected insurance agencies, Smith-Cochrane and All-Risk into a unified sales and service entity, FIRSTFED INSURANCE joined forces with three well-known local Rhode Island insurance agencies to form The Insurance Group of Newport. The other participants were Atlantic Insurance Partners, Riley Insurance and Allen Cochran Insurance. This joint partnership will increase our visibility in the Middletown-Newport area, generate referral business to the Middletown Banking Office with which The Insurance Group of Newport shares space, and result in additional insurance commissions because much of the Group's commercial business will be administered by FIRSTFED INSURANCE.

In spite of a downturn in the economy, a lethargic stock market and the lingering effects of 9-11, FIRSTFED TRUST COMPANY, N.A. enjoyed another outstanding year. Trust fee income rose 36% to $1.4 million and the number of accounts under administration grew to 149. Clearly, the heavy emphasis on personal service, a proactive investment approach, centers of influence which view FIRSTFED TRUST as the logical alternative to large, impersonal institutions, and numerous referrals from the FIRSTFED family, continue to yield dividends.

This year, perhaps more than any other in recent history, demonstrated the value of the Trust Company's hands-on approach to portfolio management. In addition to evaluating investments based on factors such as revenue growth, earnings growth, price/earnings multiples and valuation measures, investments were also judged for their earnings quality. Even in the most hectic market conditions, close personal contact with clients via email, telephone and personal meetings was rigorously maintained.

FIRSTFED TRUST COMPANY, N.A.
TRUST FEE INCOME AT 3/31:
(in thousands)

1998	1999	2000	2001	2002
N/A	N/A	$ 16	$1,028	$1,395











Throughout FIRSTFED, customer service continued to play a vital role. The Sales and Service Center, for example, logged over 63,000 calls, up 40%. In addition to handling questions relating to banking and insurance matters, it became the focal point for former People's bank customers' questions. The support provided by Sales and Service to numerous FIRSTFED areas is a clear example of the team spirit seen throughout our Company. Likewise the support provided by Information Systems.

Information Systems was again critical to our overall success. Major investments in technology over the years, and again this year, kept us at the forefront in delivering products, services and information faster than ever. This was particularly evident by the ease with which loans were processed during a time of heavy refinancing activity, and the efficiency by which two complex banking organizations were integrated into one high speed, smoothly running network.

In its first full year, *eBusiness Banking*, proved extremely popular with business customers. New enhancements during the coming year will make it even more attractive to medium and large-size businesses.

At year-end, *FIRSTFEDonline* served over 2,500 customers and, with the People's acquisition, will serve a combined 4,500. During the year our site on the World Wide Web was completely redesigned and impressive new features added. Now, customers are able to make www.firstfedamerica.com their home page with personalized news, sports, weather, investment information, links and more.

Business development continued to take center stage during fiscal year '02. Our emphasis, here, was backed by ongoing education programs, which reinforced the notion of "full service" relationship building. Further, our employee incentive program, established in fiscal year '01, continued to generate referrals and cross-selling. This proved particularly effective between Business Banking's Relationship Managers and the Trust Company.

Finally, there is no better testimony to team spirit than the extraordinary work of FIRSTFED employees, old and new, who spent countless weekends, burned the midnight oil and left no question unanswered in the quest to integrate two separate entities into one highly efficient Company. Thanks to them, the synergy which exists today bodes well for continued success.


FIRSTFED INSURANCE AGENCY, LLC
COMMISSION INCOME AT 3/31:
(in thousands)
1998
N/A
1999
$ 78
2000
$ 446
2001
$1,048
2002
$1,130







OUR *community* SPIRIT

There's always been a deep bond between FIRSTFED and the communities it serves. Today that bond is broader and stronger than ever. It's represented by the local character of our branch managers, business banking relationship managers, and mortgage lenders. It's evident in the multi-lingual talents of FIRSTFED employees. Most importantly, it's demonstrated daily in the manner through which FIRSTFED employees and The FIRSTFED Charitable Foundation commit time, effort and resources to support vital community endeavors.

Drive by a ballpark in spring and you'll find FIRSTFED employees coaching little league. Stop by the high school on a winter weekend and you'll see them at basketball clinics working on zone defenses. Check out the ice rink at 5:00 A.M. to witness future hockey all-stars being taught how to perfect their slap shots.

Visit a senior center and they'll be lending a helping hand or a gentle smile. Elsewhere they'll be delivering food baskets, collecting "Toys for Tots," mentoring kids, singing in choral groups, teaching Sunday School, leading scout troops or taking part in countless "runs" or "walkathons."

At numerous fairs, festivals and city celebrations throughout FIRSTFED Country, you'll find our employees doing everything from building floats to manning booths, painting faces and distributing balloons.

A natural adjunct to the good works of our employees is the good work of The FIRSTFED Charitable Foundation. From its founding in 1997, through this fiscal year-end, The Foundation has awarded over $2 million in grants to organizations throughout our region. Its mission is simple: To offer support for scholarships, education, housing assistance, not-for-profit medical facilities, not-for-profit community groups and similar types of organizations or projects within FIRSTFED's market area.

This past year, The Foundation was a major sponsor of the Roger Williams Park Zoo "Zoobilee." Proceeds from the annual gala, "Feast With the Beasts," help underwrite the Zoo's education









Photography: Ray Francoeur, Fall River Camera Club

and conservation programs. Through ZooPower, for example, inner city teens are employed to teach environmental awareness to children participating in after-school community center programs throughout Rhode Island.

At the Brockton Housing Authority, Foundation grants helped this state-chartered real estate corporation manage, develop and deliver affordable housing opportunities leading to the revitalization of Brockton's neighborhoods. The Authority's "Magic Me Brockton" program links 7th and 8th grade students from the City's West Junior High School with the elderly and disabled tenants of the Housing Authority's Belair and Manning Towers properties.

In Fall River, The Foundation helped the Residential Care Consortium raise funds to support youth domestic violence education throughout the City's school system and beyond.

The Foundation also continued to be a lead sponsor for Fall River Celebrates America, New Bedford's "Summerfest," the Rhode Island Community Food Bank's "Taste of the Nation" and the Thomas Chew Memorial Boys and Girls Club. It also sponsored the Estrella Sculpture Chair at Providence Children's Museum.

In total, grants were made to over 80 different organizations such as Junior Achievement, Boys and Girls Clubs, YMCAs, United Ways, scout troops, historical societies, hospitals and other community ventures.

It is further worth mentioning that, like millions of individuals and companies throughout the U.S., FIRSTFED employees and The Foundation were quick to respond to the tragic events of 9-11. Working with the Red Cross, employees brought clothing, tools and other necessities to distribution centers for transport to New York City. The Foundation made immediate grants to several neighboring foundations specifically established to assist families who lost loved ones at the World Trade Center.

In short, wherever there was a community need, FIRSTFED rallied to the call.

SELECTED *consolidated* FINANCIAL CONDITION *and* OPERATING DATA

The selected consolidated financial condition and operating data set forth below is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of the Company and Notes thereto presented in the FIRSTFED AMERICA BANCORP, INC.'s Form 10-K for the period ended March 31, 2002.

	AT MARCH 31,				
	2002	2001	2000	1999	1998
			(in thousands)		
Selected Financial Condition Data:					
Total assets	$2,294,448	$1,671,065	$1,579,995	$1,393,237	$1,281,832
Cash and cash equivalents	145,049	23,213	20,970	39,020	32,021
Investment securities available for sale[1]	84,656	7,837	5,643	5,575	7,712
Mortgage-backed securities available for sale	578,618	501,230	543,627	408,451	215,143
Investment securities held to maturity[1]	—	—	—	9,998	22,491
Mortgage-backed securities held to maturity	1,203	2,138	2,819	5,608	12,495
Mortgage loans held for sale	126,729	39,103	3,417	52,334	84,867
Loans receivable, net[2]	1,125,750	977,174	888,760	766,687	848,552
Deposits	1,317,263	707,416	664,682	674,870	708,488
FHLB advances and other borrowings	780,477	814,764	779,662	585,981	403,865
Stockholders' equity	155,347	111,558	101,705	102,961	126,986

	FOR *the* YEAR ENDED MARCH 31,				
	2002	2001	2000	1999	1998
			(in thousands)		
Selected Operating Data:					
Interest and dividend income	$ 106,849	$ 114,075	$ 93,821	$ 86,777	$ 76,890
Interest expense	69,126	79,395	61,771	56,443	46,529
Net interest income before provision for loan losses	37,723	34,680	32,050	30,334	30,361
Provision for loan losses	1,200	1,200	1,200	1,200	2,350
Net interest income after provision for loan losses	36,523	33,480	30,850	29,134	28,011
Total non-interest income	16,578	8,958	6,534	7,638	6,353
Total non-interest expense	32,284	29,053	25,509	25,333	22,259
Income before income tax expense	20,817	13,385	11,875	11,439	12,105
Income tax expense	7,356	4,221	3,689	3,818	5,286
Net income before extraordinary loss and cumulative effect of accounting change	13,461	9,164	8,186	7,621	6,819
Extraordinary loss on early extinguishment of debt, net of $394 tax benefit	(568)	—	—	—	—
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of $237 tax benefit	(461)	—	—	—	—
Net income	$ 12,432	$ 9,164	$ 8,186	$ 7,621	$ 6,819

(1) Investment securities at March 31, 2002, 2001, 2000, 1999, and 1998 do not include $58.4 million, $40.4 million, $30.9 million, $28.7 million, and $17.9 million of Federal Home Loan Bank of Boston stock.

(2) The allowance for loan losses at March 31, 2002, 2001, 2000, 1999, and 1998 was $19.2 million, $13.2 million, $12.3 million, $12.0 million, and $10.9 million, respectively.

SELECTED FINANCIAL RATIOS *and other* DATA[3]

	AT *or* FOR *the* YEAR ENDED MARCH 31,				
	2002	2001	2000	1999	1998
Performance Ratios:					
Return on average assets before extraordinary loss and cumulative effect of accounting change	0.76%	0.56%	0.56%	0.57%	0.63%
Return on average assets	0.70%	0.56%	0.56%	0.57%	0.63%
Return on average stockholders' equity before extraordinary loss and cumulative effect of accounting change	10.45%	8.71%	7.79%	6.82%	5.40%
Return on average stockholders' equity	9.65%	8.71%	7.79%	6.82%	5.40%
Average stockholders' equity to average assets	7.24%	6.40%	7.20%	8.39%	11.60%
Stockholders' equity to total assets at end of period	6.77%	6.68%	6.44%	7.39%	9.91%
Average interest rate spread[4]	1.94%	1.93%	2.06%	1.92%	2.22%
Net interest margin[5]	2.27%	2.25%	2.36%	2.41%	2.93%
Average interest-earning assets to average interest-bearing liabilities	107.95%	106.24%	106.03%	111.04%	115.87%
Total non-interest expense to average assets	1.82%	1.77%	1.75%	1.90%	2.04%
Efficiency ratio[6]	59.45%	66.58%	66.11%	66.71%	60.63%
Ratio of dividends paid to net income	26.02%	26.04%	22.09%	15.10%	—
Regulatory Capital Ratios (Bank Only):					
Tangible capital	5.72%	6.27%	6.35%	7.03%	8.54%
Core capital	5.72%	6.27%	6.35%	7.03%	8.54%
Tier 1 risk-based capital	9.19%	12.33%	13.82%	14.93%	17.10%
Risk-based capital	10.36%	13.58%	15.06%	16.18%	18.35%
Asset Quality Ratios:					
Non-performing loans as a percent of loans[7] [8]	0.32%	0.13%	0.15%	0.33%	0.35%
Non-performing assets as a percent of total assets[8]	0.31%	0.09%	0.08%	0.21%	0.28%
Allowance for loan losses as a percent of loans[2] [7]	1.68%	1.34%	1.36%	1.54%	1.27%
Allowance for loan losses as a percent of non-performing loans[2] [8]	519%	993%	937%	471%	359%
Per Share Data:					
Basic earnings per share before extraordinary loss and cumulative effect of accounting change	$ 2.26	$ 1.57	$ 1.31	$ 1.09	$ 0.84
Basic earnings per share	$ 2.09	$ 1.57	$ 1.31	$ 1.09	$ 0.84
Diluted earnings per share before extraordinary loss and cumulative effect of accounting change	$ 2.25	$ 1.56	$ 1.31	$ 1.09	$ 0.84
Diluted earnings per share	$ 2.07	$ 1.56	$ 1.31	$ 1.09	$ 0.84
Book value per share	$20.06	$19.57	$16.88	$16.27	$15.99
Market price per share	$23.60	$15.01	$10.75	$12.00	$21.13
Number of shares outstanding at end of period[9]	7,743,617	5,700,867	6,024,278	6,329,430	7,941,628
Number of banking and insurance offices	25	15	14	14	13
Number of loan centers, including PMC offices	14	5	6	5	5

(3) Asset Quality Ratios and Regulatory Capital Ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average monthly balances during the indicated periods and are annualized where appropriate.

(4) The average interest rate spread represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of average interest-bearing liabilities.

(5) The net interest margin represents net interest income as a percent of average interest-earning assets.

(6) The efficiency ratio represents the ratio of non-interest expenses divided by the sum of net interest income and non-interest income.

(7) Loans include loans receivable, net, excluding the allowance for loan losses.

(8) Non-performing assets consists of non-performing loans, real estate owned ("REO"), other repossessed assets, and non-performing investments. Non-performing loans consists of all loans 90 days or more past due and other loans which have been identified by the Company as presenting uncertainty with respect to the collectability of interest or principal. It is the Company's policy to cease accruing interest on all such loans.

(9) Based upon total shares issued at IPO plus shares issued for the People's merger and stock options exercised, less unreleased ESOP shares, unreleased 1997 Stock-based Incentive Plan shares, shares repurchased, and shares held in other employee benefit plans.





From left to right: Frederick R. Sullivan, *Executive Vice President, Banking;* Robert N. Gaumont, *Executive Vice President, FIRSTFED TRUST COMPANY, N.A.;* David A. Galvin, *Senior Vice President, FIRSTFED INSURANCE AGENCY, LLC;* Edward A. Hjerpe, III, *Executive Vice President, Chief Operating Officer and Chief Financial Officer;* Kevin J. McGillicuddy, *Executive Vice President, Mortgage Banking;* Robert J. Hole, *Senior Vice President, FIRSTFED INSURANCE AGENCY, LLC;* Robert F. Stoico, *Chairman of the Board, President and Chief Executive Officer.*

OUR *collaborative* SPIRIT

Collaboration: *The act of working together with one or more people to achieve greater value.*

Collaborative Spirit is what results when an extremely talented and dedicated group of employees work together. It's the skill with which a hands-on management team plans and implements a successful major acquisition. It's the knack for opening a new branch office on time and with no loose ends. It's the ability to forge close working relationships between departments and disciplines. It's the dexterity to quickly adapt products to an ever-changing marketplace. Finally, it's the willingness to go that extra mile to assure customer satisfaction.

Entrepreneurial..., Team..., Community... and Collaborative spirit. Together they are what makes FIRSTFED "first" and made for another exceptional year of strong growth and enhanced shareholder value.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2002

Commission File No.: 1-12305

FIRSTFED AMERICA BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware **(State or other jurisdiction of incorporation or organization)**	04-3331237 **(IRS Employer Identification Number)**
ONE FIRSTFED PARK, Swansea, Massachusetts **(Address of principal executive offices)**	02777 **(Zip Code)**

Registrant's telephone number, including area code: (508) 679-8181

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $0.01 per share
(Title of class)

The American Stock Exchange
(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

The aggregate market value of the voting stock held by non-affiliates of the registrant, *i.e.*, persons other than directors and executive officers of the registrant was $199.3 million and is based upon the last sales price as listed on The American Stock Exchange for June 5, 2002.

The number of shares of Common Stock outstanding as of June 5, 2002 is 8,169,809.

Documents Incorporated by Reference

Portions of the Annual Report to Stockholders for the fiscal year ended March 31, 2002 are incorporated by reference into Part II of this Form 10-K.

Portions of the Proxy Statement for the 2002 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

INDEX

PART I

Item 1. *Business*

General

FIRSTFED AMERICA BANCORP, INC. (also referred to as the "Company" or "Registrant") was organized by the Board of Directors of First Federal Savings Bank of America (the "Bank") for the purpose of acquiring all of the capital stock of the Bank issued in connection with the Bank's conversion (the "conversion") from mutual to stock form of ownership. The Company was incorporated on September 6, 1996 under Delaware law and is a savings and loan holding company subject to regulation by the Office of Thrift Supervision ("OTS"), the Federal Deposit Insurance Corporation ("FDIC") and the Securities and Exchange Commission ("SEC"). On January 15, 1997, the Bank completed its conversion, and the Company concurrently issued 8.7 million shares of common stock, raising $77.6 million of net proceeds. The Company utilized $43.4 million of such net proceeds to acquire all of the outstanding stock of the Bank. At March 31, 2002, the Company had consolidated total assets of $2.294 billion and total stockholders' equity of $155.3 million.

The Bank was originally organized in 1946 and operated as First Federal Savings and Loan Association of Fall River. In 1982, the Bank merged with First Federal Savings and Loan Association of Attleboro, which was originally organized in 1854 and became a federally chartered savings and loan association in 1959. In 1983, the Bank became a federally chartered savings bank, changing its name to First Federal Savings Bank of America. In 1984, the Bank added mortgage-banking activities to its operations. On February 28, 2002, the Company completed the acquisition of People's Bancshares, Inc. ("People's"), New Bedford, Massachusetts, for $40.3 million in cash and 1.9 million shares of the Company's common stock (the "People's acquisition"). The People's acquisition included total assets of $968.7 million, 12 banking offices, and nine offices of People's Mortgage Corporation ("PMC"), People's wholly-owned mortgage banking subsidiary. In conjunction with the conversion of the acquired banking offices to the Company's systems in May 2002, two of the People's banking offices and one of the Bank's banking offices were closed and consolidated with nearby banking offices in Massachusetts.

The Company conducts business from its administrative, operations, and banking offices located in Swansea, Massachusetts and its 24 other banking offices located in the municipalities of Fall River, Attleboro, Brockton, Easton, New Bedford, Seekonk, Somerset, Stoughton, and Taunton, Massachusetts and Pawtucket, Providence, East Providence, Middletown, Warwick, and Cranston, Rhode Island, and its five loan origination centers located in Yarmouth, Auburn, Agawam and Burlington, Massachusetts, and East Greenwich, Rhode Island. PMC, a wholly-owned subsidiary of the Bank, also operates nine mortgage offices in Andover, Easton, and Wellesley, Massachusetts, Portsmouth, Rhode Island, Hamden, Connecticut and Chester, Lutherville, Severna Park, and Upper Marlborough, Maryland. The Company plans to open a twenty-sixth banking office in East Greenwich, Rhode Island in the second quarter of fiscal year 2002.

The Company's principal business has been and continues to be attracting retail and business deposits in the areas surrounding its banking offices and investing those deposits, together with funds generated from operations and borrowings, primarily in residential, commercial, and consumer loans and mortgage-backed securities ("MBS"). Through its banking offices and five loan origination centers, the Company originates loans for investment and loans for sale in the secondary market, generally retaining the servicing rights to loans sold. Through its PMC mortgage offices, loans are generally originated for sale in the secondary market with servicing rights released. Loan sales are made from loans designated as being held for sale or originated for sale during the period. The Company's revenues are derived principally from interest on its loan portfolios, and interest and dividends on its investment and mortgage-backed securities and loan servicing income. The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, proceeds from the sale of loans, Federal Home Loan Bank of Boston ("FHLB") advances and other borrowings.

In 1999, the Company formed the FIRSTFED INSURANCE AGENCY, LLC ("Agency"). In March 2000, the Agency purchased two local independent agencies, Smith-Cochrane Insurance Agency, Inc.

and All Risk Insurance Agency of Swansea, bringing the total number of customers of the Agency to over 4,000. In March 2002, the Agency entered into a joint partnership with three Rhode Island insurance agencies, Atlantic Insurance Partners, Riley Insurance and Allen Cochran Insurance, to form the Insurance Group of Newport. The Agency offers a comprehensive insurance product line including auto, home, life, accident and health insurance to consumers and businesses. In February 2000, the Company formed the FIRSTFED TRUST COMPANY, N.A. ("Trust Company") to provide investment and fiduciary services in the Rhode Island and southeastern Massachusetts marketplace. The Trust Company is a joint venture with certain members of the Metcalf and Danforth families of Rhode Island. In addition to their 35% ownership interest, the families are also significant clients of the Trust Company.

The Company's executive offices are located at ONE FIRSTFED PARK, Swansea Mall Drive, Swansea, Massachusetts 02777. The telephone number is (508) 679-8181.

Information required by Guide 3 to be contained in the description of business which is not contained in Item 1 is incorporated by reference to Items 6, 7 and 8 herein.

Market Area and Competition

The Company is a community-oriented financial institution offering a variety of financial products and services to meet the needs of the communities it serves in Southeastern New England and, to a lesser degree, the Mid-Atlantic region. The Company's deposit gathering is concentrated in the communities surrounding its full service banking offices. The Company's main banking office is located in Fall River, Massachusetts. Fall River is located in the southeastern region of Massachusetts and is adjacent to Rhode Island. All of the Company's banking offices are located within 30 miles of Fall River. The Southeastern Massachusetts and Rhode Island suburbs are generally low to middle income residential communities with individuals employed primarily in Fall River, New Bedford, Brockton and Taunton, Massachusetts, Providence, Rhode Island and areas along Interstates 195, 95 and 495 and Route 24.

While the economy in Southeastern New England has generally been positive in recent years, the area has lagged behind the rest of New England and the rest of the nation. Unemployment rates in the Providence-Fall River area and in New Bedford are currently higher than the national and state averages but have improved from the mid-1990s. Small businesses, service firms and tourism form the backbone of the region's economy. Cuts to the defense industry and uncertainty in the technology industry have resulted in decreased employment opportunities in the region. However, many significant employers, such as The Acushnet Company, Fidelity Investments, Textron, American Power Conversion, ON Semiconductor and Hasbro are located in the region.

The Company faces significant competition in generating loans and in attracting deposits, as well as in the Insurance Agency and Trust Company businesses. The Company's primary market area is highly competitive and the Company faces direct competition from a significant number of financial institutions, many with a statewide or regional presence and, in some cases, a national presence. Some of these financial institutions are significantly larger and have greater financial resources than the Company. The Company's competition for loans comes principally from commercial banks, savings banks, credit unions, mortgage brokers, mortgage banking companies and insurance companies. Its most direct competition for deposits has historically come from local savings, cooperative and commercial banks and credit unions. In addition, the Company faces increasing competition for deposits from non-bank institutions such as brokerage firms and insurance companies in such instruments as short-term money market funds, corporate and government securities funds, mutual funds and annuities. Competition may also increase as a result of the lifting of restrictions on the interstate operations of financial institutions. In Southeastern New England, the Company has experienced significant competition from credit unions, which have a competitive advantage because they do not pay state or federal income taxes. Such competitive advantage has placed increased pressure on the Bank with respect to its loan and deposit pricing.

From the mid-1980s through the early 1990s, the Bank's operating strategy was to control growth while building its loan servicing portfolio and the resultant fee income. As part of this strategy, the Bank increased market share through its mortgage banking activities. Interest-rate risk was managed by generally retaining adjustable rate one-to-four family loans and selling longer term fixed-rate one-to-four family loans in the secondary market on a servicing retained basis. Beginning in 1993, the Bank began to focus more heavily on building its loan and deposit franchise and increasing its level of interest-earning assets and retail deposits. At that time, the Bank began to expand its franchise in its existing market area and other areas in Southeastern Massachusetts and Rhode Island through the establishment of de novo banking offices and new loan origination facilities. Since 1994, the Bank has opened nine banking offices in Seekonk, Swansea and New Bedford, Massachusetts and Providence, East Providence, Middletown, Pawtucket, Warwick and Cranston, Rhode Island and a loan origination office in Burlington, Massachusetts. In addition, the Company opened a centralized administrative and operations center in 1997 in Swansea, Massachusetts. Pursuant to this expansion strategy, the Company seeks new banking and loan production offices within its primary market area.

Lending Activities

Loan Portfolio Composition. The Company's loan portfolio consists primarily of first mortgage loans secured by one-to-four family residences. At March 31, 2002, total loans receivable was $1.160 billion, of which $629.1 million were one-to-four family residential mortgage loans, or 54.2% of the Company's total loans receivable. At such date, the remainder of the loan portfolio consisted of: $6.2 million of multi-family residential loans, or 0.5% of total loans receivable; $115.2 million of commercial real estate loans, or 9.9% of total loans receivable; $63.8 million of construction and land loans, or 5.5% of total loans receivable; $200.0 million of commercial loans, or 17.2% of total loans receivable; and $145.6 million of consumer loans, or 12.6% of total loans receivable, consisting of $83.0 million of home equity lines of credit, $48.9 million of second mortgages and $13.7 million of other consumer loans. After including allowance for loan losses, undisbursed proceeds of construction mortgages in process, and deferred loan origination fees, loans receivable, net was $1.126 billion at March 31, 2002. At that same date, 60.0% of the Company's residential mortgage loans and construction and land loans, excluding mortgage loans held for sale, had adjustable interest rates, most of which are indexed to the one-year Constant Maturity Treasury ("CMT") Index. The Company had $126.7 million of mortgage loans held for sale at March 31, 2002, consisting of one-to-four family mortgage loans.

The Board of Directors establishes the Company's lending policies and loan approval limits. The types of loans that the Company may originate are subject to federal and state laws and regulations. Interest rates charged by the Company on loans are affected by the demand for such loans and the supply of money available for lending purposes and the rates offered by competitors. These factors are, in turn, affected by, among other things, economic conditions, monetary policies of the federal government, including the Federal Reserve Board, and legislative tax policies.

For additional information on the composition of the Company's loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Loans Receivable."

The Company has established an allowance for loan losses relating to specifically identified impaired loans and all other loans. For additional information on the amount of the allowance and the process for evaluating its adequacy, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Asset Quality."

Origination, Sale and Servicing of Loans. The Company's mortgage lending activities are conducted primarily by its loan personnel operating at its 25 banking offices and five loan origination centers and nine PMC mortgage offices, and also in a network of approximately 50 approved loan correspondents, wholesale loan brokers and other financial institutions approved by the Company. All loans originated by the Company either through internal sources or through loan correspondents are underwritten by the Company pursuant to the Company's policies and procedures. For the fiscal year ended March 31, 2002, the Company's loan correspondents originated $256.1 million in loans. The Company originates both adjustable-rate and fixed-rate loans. The Company's ability to originate fixed or adjustable rate loans is dependent upon the relative customer demand for such loans, which is affected by the current and expected future level of interest rates.

Generally, adjustable-rate residential mortgage loans are originated by the Company for investment in its own portfolio while longer-term fixed rate residential mortgage loans are originated for sale. While the Company has in the past, from time to time, retained fixed-rate one-to-four family loans and sold adjustable-rate one-to-four family loans, it is the general policy of the Company to sell substantially all of the one-to-four family fixed-rate mortgages loans with maturities over 10 years that it originates and to retain substantially all fixed-rate loans with maturities of up to and including 10 years and all adjustable-rate one-to-four family mortgage loans which it originates. The one-to-four family loan products currently originated for sale by the Company include a variety of mortgage loans which conform to the underwriting standards specified by Fannie Mae and Freddie Mac ("conforming loans") and loans which do not conform to Fannie Mae or Freddie Mac standards due to loan amounts ("jumbo loans"), or which otherwise vary from agency underwriting standards. The Company also sells all mortgage loans insured by the Federal Housing Administration ("FHA") and the Veterans' Administration ("VA"). All one-to-four loans sold by the Company are sold pursuant to master commitments negotiated with Fannie Mae, Freddie Mac, FHLB and other investors to purchase loans meeting such investors defined criteria. Although the Company has entered into master commitment contracts, such contracts generally do not require the purchasers to buy or the Company to deliver a specific amount of mortgage loans.

The Company currently sells substantially all longer-term fixed rate conforming mortgage loans it originates to Fannie, Mae, Freddie Mac, FHLB and private investors. All loans are sold either without recourse or with limited recourse to the Company in the event of default or pre-payment. The Company generally retains the servicing rights on the mortgage loans sold to Fannie Mae, Freddie Mac and FHLB, but generally sells all VA, FHA, long-term jumbo loans and non-conforming loans to institutional investors on a servicing released basis. Loans originated by PMC are sold servicing released to individual investors.

Between the time the Company issues loan commitments and the time such loans or the securities into which they are converted are sold, the Company is exposed to movements in the market price due to changes in the market interest rates. The Company manages this risk by utilizing forward cash sales of loan or mortgage backed securities primarily to Fannie Mae, Freddie Mac and FHLB (such forward sales of loans or mortgage-backed securities are collectively referred to as "forward sale commitments") and in the case of PMC where all loans are sold by obtaining commitments from individual investors on a loan by loan basis. Generally, the Company attempts to cover between 85% and 90% of the principal amount of the loans that it has committed to fund at specified interest rates with forward sales commitments. However, the type, amount and delivery date of forward sale commitments the Company will enter into is based upon anticipated movements in market interest rates, bond market conditions and management's estimates of closing volumes and the length of the origination or purchase commitments. Differences between the volume and timing of actual loan origination and purchases and management's estimates can expose the Company to gains and losses. If the Company is not able to deliver the mortgage loans or mortgage-backed securities during the appropriate delivery period called for by the forward sale commitment, the Company may be required to pay a non-delivery fee, repurchase the delivery commitments at current market prices or purchase whole loans at a premium for delivery. The above activity is managed continually; however, there can be no assurances that the Company will be successful in its effort to minimize interest-rate risk between the time origination or purchase commitments are issued and the ultimate sale of the loan. At March 31, 2002, the Company had $56.2 million of forward sales commitments.

At March 31, 2002, the Company was servicing its portfolio of $1.252 billion of loans receivable, net and mortgage loans held for sale and $1.588 billion of loans serviced for others, primarily consisting of conforming fixed-rate loans sold by the Company. Loan servicing includes collecting and remitting loan payments, accounting for principal and interest, contacting delinquent mortgagors, supervising foreclosures and property dispositions in the event of unremedied defaults, making certain insurance and tax payments on behalf of the borrowers and generally administering the loans. All of the loans currently being serviced for others are loans, which have been sold by the Company. The gross servicing fee income from loans originated and purchased is generally .25 to .38 % of the total balance of the loan serviced.

During the fiscal years ended March 31, 2002 and March 31, 2001, the Company originated $788.6 million and $368.5 million of residential mortgage loans, respectively, of which $152.4 million and $248.8 million respectively, were retained by the Company. The fixed-rate loans retained by the Company consisted primarily of loans with terms of 10 years or less. The Company recognizes, at the time of sale, the cash gain or loss on the sale of the loans based on the difference between the net cash proceeds received and the carrying value of the loans sold. The book value of mortgage servicing rights recognized as an asset by the Company, at March 31, 2002, net of amortization and valuation allowance, was $6.5 million.

One-to-Four Family Mortgage Lending. The Company offers both fixed-rate and adjustable-rate mortgage ("ARM") loans secured by one-to-four family residences with maturities of up to 30 years. Substantially, all of such loans are secured by properties located in Southern New England and the Mid-Atlantic region. Loan originations are generally obtained from the Company's commissioned loan representatives, banking offices, correspondent banking relationships and wholesale brokers and their contacts with the local real estate industry, existing or past customers, and members of the local communities. Of the Company's $629.1 million of one-to-four family residential mortgage loans at March 31, 2002, $251.4 million, or 40.0%, were fixed-rate loans and $377.7 million, or 60.0%, were adjustable-rate loans.

The Company currently offers a number of ARM loan programs with interest rates which are fixed for a period of one, three, four, five, seven or ten years and adjust annually thereafter. The Company's ARM loans generally provide for periodic (not more than 2%) and overall (not more than 6%) caps on the increase or decrease in the interest rate at any adjustment date and over the life of the loan, respectively. The interest rate adjustment on these loans is generally indexed to the one-year U.S. Treasury CMT Index.

The Company's policy is to originate one-to-four family residential first-mortgage loans in amounts up to 80% of the lower of the appraised value or the selling price of the property securing the loan and up to 100% of the appraised value or selling price if private mortgage insurance is obtained with the exception of FHA and VA loans. Mortgage loans originated by the Company include due-on-sale clauses which provide the Company with the contractual right to deem the loan immediately due and payable in the event the borrower transfers ownership of the property without the Company's consent. Due-on-sale clauses are an important means of adjusting the rates on the Company's fixed-rate mortgage loan portfolio and the Company has generally exercised its rights under these clauses.

The origination of adjustable-rate residential mortgage loans, as opposed to fixed-rate residential mortgage loans, helps reduce the Company's exposure to increases in interest rates. However, adjustable-rate loans may pose credit risks not inherent in fixed-rate loans, primarily because as interest rates rise, the underlying payments of the borrower rise, thereby increasing the potential for default. Periodic and lifetime caps on interest rate increases reduce the credit risk associated with its adjustable-rate loans but also limit the interest rate sensitivity of its adjustable-rate mortgage loans.

In an effort to provide financing for first-time and moderate income home buyers, the Company offers FHA and VA loans and also has its own first-time home buyer program. These programs offer single-family residential mortgage loans to qualified individuals. These loans are offered with terms of up to 30 years. Such loans must be secured by a one-to-four family owner-occupied unit. These loans are originated using modified underwriting guidelines with reduced down payments and loan fees. Such loans are originated in amounts up to 100% of the lower of the property's appraised value or the sales price. Private mortgage insurance is normally required. The Company expects to achieve a lower rate of return on loans originated under the first-time home buyer program when compared to other residential mortgage loans because the Company typically charges: a lower rate of interest; a lower mortgage origination fee; or lower closing costs on such loan programs.

Multi-Family Lending. The Company originates adjustable-rate multi-family mortgage loans generally secured by five to 12 unit residential apartment buildings. In reaching its decision on whether to make a multi-family loan, the Company considers the value of the underlying property as well as the experience, financial strength and other qualifications of the borrower. Other factors relating to the property to be considered are: the net operating income of the mortgaged premises before debt service and depreciation; the debt service ratio; and the ratio of the loan amount to appraised value. The maximum amount of a multi-family loan is limited by the Company's loans-to-one borrower limit which, at March 31, 2002, was $21.9 million. In making its assessment of the creditworthiness of the borrower, the Company generally reviews the financial statements, employment and credit history of the borrower, as well as other related documentation. Generally, multi-family loans made to corporations, partnerships and other business entities require personal guarantees by the principals.

Loans secured by apartment buildings and other multi-family residential properties generally involve a greater degree of risk than one-to-four family residential mortgage loans. Because payments on loans secured by multi-family properties are generally dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to prevailing conditions in the real estate market or the economy. The Company seeks to minimize these risks through its underwriting policies.

Construction and Land Lending. The Company originates construction and land loans primarily for the development of single-family residences. Such loans are made principally to individuals building their primary residence. In the case of construction and land mortgage loans to individuals building their primary residence, such loans are originated in amounts up to 90% of the appraised value of the property, as improved. Proceeds of construction and land loans are disbursed as phases of the construction are completed.

Construction and land financing is generally considered to involve a higher degree of credit risk than long-term financing on improved, owner-occupied residential real estate. Risk of loss on a construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development compared to the estimated cost (including interest) of construction. If the estimate of value proves to be inaccurate, the Company may be confronted with a project, when completed, having a value which is insufficient to assure full repayment.

Commercial Real Estate Lending. The Company originates commercial real estate loans that are generally secured by properties such as manufacturing facilities, office buildings, retail facilities, recreation facilities, or apartment buildings located in the Company's primary market area. The Company's commercial real estate underwriting policy provides that commercial real estate loans may generally be made in amounts up to 80% of the appraised value of the property. To a lesser extent, the Company originates construction, acquisition and development loans to experienced developers known to the Company for the construction of residential or commercial properties. Construction and land loans to commercial developers are generally originated in amounts up to 70% of the lesser of the appraised value of the property, as improved, or the sales price. Generally, if the borrower is a corporation, partnership or other business entity, personal guarantees by the principals are required. Commercial real estate lending is limited by the Bank's regulatory loans-to-one borrower limit which at March 31, 2002 was $21.9 million. In reaching its decision on whether to make a commercial real estate loan, the Company considers the net operating income of the property, the borrower's expertise, credit history, and profitability and the value of the underlying property.

Loans secured by commercial real estate properties are generally larger and involve a greater degree of risk than one-to-four family residential mortgage loans. Because payments on loans secured by commercial real estate are often dependent on successful operation or management of the properties, repayment of such loans may be subject to a greater extent to prevailing conditions in the real estate market or the economy. The Company seeks to minimize these risks through its underwriting standards.

Commercial Lending. The Company also originates commercial loans to businesses generally operating in the Company's primary market area. Such loans are generally secured by equipment, inventory, accounts receivable, and real estate, in the case of owner-occupied commercial property where repayment is significantly dependent on the underlying business. The Company offers commercial loans in the form of term loans and lines of credit. When analyzing commercial loans, the Company considers primarily the expertise and financial resources of the borrower, the borrower's ability to repay the loan out of cash flow, the Company's lending history with the borrower and the value of the collateral.

Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from his or her employment or other income, and which are secured by real property whose value tends to be more easily ascertainable, commercial loans are of higher risk and typically are made on the basis of the borrower's ability to repay from the cash flow of the underlying business. As a result, the availability of funds for the repayment of commercial loans is substantially dependent on the success of the business itself. Further, any collateral securing such loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on many factors, including the success of the business.

Consumer Lending. The Company's consumer loans consist primarily of home equity lines of credit and second mortgage loans, and, to a significantly lesser extent, secured and unsecured personal loans and new and used automobile loans. Such loans are generally originated in the Company's primary market area and generally are secured by real estate, deposit accounts, personal property and automobiles. These loans are typically shorter term and generally have higher interest rates than one-to-four family mortgage loans.

The Company offers two types of home equity loans: a variable-rate "open-end line of credit" and a fixed-rate "second mortgage." Substantially all of the Company's home equity loans are secured by second liens on one-to-four family residences located in the Company's primary market area. Home equity lines of credit have variable rates of interest, which can generally adjust on a monthly basis. The interest rate on such loans is indexed to the prime rate as reported in *The Wall Street Journal* and generally have an 18% lifetime limit on interest rates. Generally, the maximum combined loan-to-value ratio ("CLTV") on home equity loans is 80%; however, fixed-rate second mortgage loans up to $50,000 and lines of credit up to $25,000 can have an CLTV of up to 100% on the property as long as other underwriting criteria are satisfied. Second mortgage loans are generally offered with terms of up to 15 years and only with fixed-rates of interest, which vary depending on the amortization period chosen by the borrower. The underwriting standards employed by the Company for home equity lines of credit and second mortgage loans include a determination of the applicant's credit history and an assessment of the applicant's ability to meet existing obligations and payments on the proposed loan and the value of the collateral securing the loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment and, additionally, from any verifiable secondary income. Creditworthiness of the applicant is of primary consideration.

The Company also originates other types of consumer loans consisting of secured and unsecured personal loans and new and used automobile loans. Secured personal loans are generally secured by deposit accounts, stocks or bonds. Unsecured personal loans generally have a maximum borrowing limitation of $7,500 and generally allow a maximum debt ratio (the ratio of debt service to net earnings) of 40%. Automobile loans have a maximum borrowing limitation of 95% of the sale price of a new automobile and 80% of the lesser of the purchase price or fair market value of a used automobile.

Loans secured by rapidly depreciable assets such as automobiles or that are unsecured entail greater risks than one-to-four family residential mortgage loans. In such cases, repossessed collateral for a defaulted loan may not provide an adequate source of repayment of the outstanding loan balance, since there is a greater likelihood of damage, loss or depreciation of the underlying collateral. Further, consumer loan collections on these loans are dependent on the borrower's continuing financial stability and, therefore, are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Finally, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans in the event of a default.

Investment Activities

Federally-chartered savings institutions have the authority to invest in various types of liquid assets, including United States Treasury obligations, securities of various federal agencies, certificates of deposit of insured banks and savings institutions, bankers' acceptances, repurchase agreements, federal funds and Small Business Investment Company Program investments. Subject to various restrictions, federally-chartered savings institutions may also invest their assets in commercial paper, investment-grade corporate debt securities and mutual funds whose assets conform to the investments that a federally-chartered savings institution is otherwise authorized to make directly. Historically, the Company has maintained liquid assets at a level considered to be adequate to meet its normal daily activities.

The investment policy of the Company, as approved by the Board of Directors, requires management to maintain adequate liquidity, generate a favorable return on investments without incurring undue interest rate and credit risk and to complement the Company's lending activities. The Company primarily invests in mortgage-related securities (consisting of mortgage-backed pass-through securities and collateralized mortgage obligations) guaranteed by government agencies or, if privately issued, rated A or better by either Moody's or Standard & Poor's. The Company designates investment securities as held to maturity, available for sale, or held for trading. The Company generally invests in securities as part of a wholesale investment strategy as well as to manage interest-rate risk and to maintain liquidity levels deemed appropriate by management. At March 31, 2002, the Company had short-term investments of $100.9 million, or 4.4% of assets, consisting of overnight deposits. At March 31, 2002, the Company's investment securities available for sale portfolio had a fair value of $84.7 million, or 3.7% of assets, and an amortized cost of $81.6 million. At March 31, 2002, the Company had no investment securities held to maturity.

At March 31, 2002, the Company had invested $579.8 million, or 25.3% of assets, in mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac or by private mortgage security issuers. The portfolio consisted of $578.6 million of mortgage-backed securities classified as available for sale, or 99.8% of total mortgage-backed securities, and $1.2 million of mortgage-backed securities classified as held to maturity, or 0.2% of total mortgage-backed securities. Of the $579.8 million in mortgage-backed securities, $407.5 million were adjustable-rate securities and $172.3 million were fixed-rate securities.

Of the $407.5 million of adjustable-rate securities, $140.1 million were Ginnie Mae one year CMT indexed ARMs with 1% maximum annual rate adjustments and 5% maximum lifetime rate adjustments, $89.8 million were Fannie Mae and Freddie Mac one-year CMT and one-year LIBOR indexed ARMs with initial fixed-rate periods of one to five years, and 2% maximum annual rate adjustments and 6% maximum lifetime rate adjustments, $23.4 million were Fannie Mae and Freddie Mac Eleventh District Cost of Funds ("COFI") indexed monthly resetting ARMs with no annual rate caps, but with lifetime caps of 9.28% to 13.07%, $76.2 were Fannie Mae and privately issued COFI and one-year average CMT indexed collateralized mortgage obligations ("CMOs"), and $78.0 million were Ginnie Mae and privately issued LIBOR indexed CMOs.

Of the $172.3 million of fixed-rate securities, $108.1 million were Ginnie Mae, Fannie Mae and Freddie Mac pass-through securities with average lives of approximately 4.4 years, and $64.2 million were Fannie Mae and AAA-rated privately issued CMOs with average lives of approximately 2.5 years.

Investments in mortgage-backed securities involve a risk that actual prepayments will differ from estimated prepayments over the life of the security. Mortgage-backed securities may require adjustments to the amortization of any premium or accretion of any discount relating to such instruments thereby changing the net yield on such securities. There is also reinvestment risk associated with the cash flows from such securities or in the event such securities are redeemed by the issuer. In addition, the market value and/or interest rates of such securities may be adversely affected by changes in interest rates.

Sources of Funds

General. Deposits, loan and mortgage-backed security principal and interest payments, proceeds from sales of loans, cash flows generated from operations and FHLB advances and other borrowings are the primary sources of the Company's funds for use in lending, investing and for other general purposes.

Deposits. The Company offers a variety of deposit accounts with a range of interest rates and terms. The Company's deposits consist of business checking, money market, savings, NOW and certificate accounts. For the fiscal year ended March 31, 2002, core deposits (defined as total deposits less certificate accounts) represented 43.2% of total average deposits. The flow of deposits is influenced significantly by general economic conditions, changes in money market rates, prevailing interest rates and competition. The Company's deposits are obtained predominantly from the areas in which its banking offices are located. The Company has historically relied primarily on customer service and long-standing relationships with customers to attract and retain these deposits; however, market interest rates and rates offered by competing financial institutions significantly affect the Company's ability to attract and retain deposits. The Company uses traditional means of advertising its deposit products, including radio and print media and generally does not solicit deposits from outside its market area. While the Company does not actively solicit certificate accounts in excess of $100,000 or use brokers to obtain deposits, the Company may, from time to time, solicit such deposits or utilize brokered deposits depending upon market conditions. The Company's average certificate balances increased to $441.5 million, or 56.8% of total average deposits, during the year ended March 31, 2002 from $407.0 million, or 61.0% of total average deposits, during the year ended March 31, 2001. The Company's cost of average deposits decreased to 3.27% for the year ended March 31, 2002 from 3.93% for the year ended March 31, 2001. At March 31, 2002, the weighted average remaining maturity of the Company's certificate accounts was 9.5 months.

Borrowings. As part of its operating strategy, the Company utilizes advances from the FHLB and reverse repurchase agreements with securities dealers as alternatives to retail deposits to fund its operations. During the year ended March 31, 2002, the Company used FHLB borrowings to a greater extent to fund its purchase of mortgage-backed securities. FHLB advances are collateralized primarily by certain of the Company's mortgage loans and mortgage-backed securities. FHLB advances are made pursuant to several different credit programs, each of which has its own interest rate and range of maturities. The maximum amount that the FHLB will advance to member institutions, including the Bank, fluctuates from time to time in accordance with the policies of the Federal Housing Finance Board and the FHLB. At March 31, 2002, the Company had $754.8 million in outstanding advances from the FHLB and other borrowings.

Subsidiary Activities

First Federal Savings Bank of America includes its wholly-owned subsidiaries: People's Mortgage Corporation, a Massachusetts corporation; FIRSTFED INVESTMENT CORPORATION, a Massachusetts security corporation; CELMAC INVESTMENT CORPORATION, also a Massachusetts security corporation; and several inactive corporations.

FAB FUNDING CORPORATION ("FAB FUNDING"), a Massachusetts corporation, is a wholly-owned subsidiary of the Company formed primarily to finance stock purchases by the Company's Employee Stock Ownership Plan and related trust ("ESOP"). The financing from FAB FUNDING is collateralized by the shares of stock of the Company purchased by the ESOP, which are released for distribution to eligible employees of the Company as payments are made on the loan. Except for the loan to the ESOP, FAB FUNDING has no significant operations.

FIRSTFED INSURANCE AGENCY, LLC, a Massachusetts limited liability corporation, was formed in January 1999 and is jointly owned by the Company and FAB FUNDING. The Agency offers a comprehensive insurance product line including auto, home, life, accident and health insurance to consumers and businesses. The Agency is licensed to sell insurance in Massachusetts, Rhode Island and Connecticut and is subject to regulations of and periodic examinations by these states.

FIRSTFED TRUST COMPANY, N.A., a nationally chartered organization headquartered in Massachusetts, was formed in February 2000. The Trust Company provides investment and fiduciary services in the Rhode Island and southeastern Massachusetts marketplace and is 65% owned by the Company.

People's Bancshares Capital Trust ("Capital Trust I"), a Delaware Business Trust formed in 1997, and People's Bancshares Capital Trust II ("Capital Trust II"), a New York Common Law Trust formed in 2000, of which the Company acquired all of the common securities as part of the People's acquisition. These trusts have no independent assets or operations and exist for the sole purpose of issuing trust preferred securities and investing the proceeds in an equivalent amount of junior subordinated debentures issued by the Company. The junior subordinated debentures, which are the sole assets of the trusts, are unsecured obligations of the Company and generally are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of the Company.

Personnel

As of March 31, 2002, the Company had 592 authorized full-time employee positions and 111 authorized part-time employee positions, for a total of approximately 648 full-time equivalents. The employees are not represented by a collective bargaining unit and the Company considers its relationship with its employees to be good.

REGULATION AND SUPERVISION

General

As a savings and loan holding company, the Company is required by federal law to file reports with, and otherwise comply with, the rules and regulations of the OTS. The Bank, as a federally chartered savings association, is subject to extensive regulation, examination and supervision by the OTS, as its primary federal regulator, and the FDIC, as the deposit insurer. The Bank is a member of the Federal Home Loan Bank System and, with respect to deposit insurance, of the Savings Association Insurance Fund ("SAIF") managed by the FDIC. The Trust Company, a nationally chartered trust company, is subject to extensive regulation, examination and supervision by its federal regulator, the Office of the Comptroller of the Currency ("OCC"), the agency that charters national banks. The Trust Company does not accept deposits and is not insured by the FDIC.

The Bank must file reports with the OTS and the FDIC concerning its activities and financial condition in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other institutions. The OTS and/or the FDIC conduct periodic examinations to test the Bank's safety and soundness and compliance with various regulatory requirements. Similarly, the Trust Company reports to, and is subject to examination and supervision by, the OCC. This regulation and supervision establishes a comprehensive framework of activities, in which an institution can engage and is intended primarily to facilitate the institution's safety and soundness. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including, with respect to the Bank, policies regarding the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in the applicable regulatory requirements and policies, whether by the OTS, the FDIC, the OCC or the Congress, could have a material adverse impact on the Company, the Bank, the Trust Company and their operations. Certain of the regulatory requirements applicable to the Bank, the Trust Company and to the Company are referred to below or elsewhere herein. The description of statutory provisions and regulations set forth in this Form 10-K does not purport to be a complete description of such statutes and regulations and their effects on the Bank, the Trust Company and the Company.

Holding Company Regulation

The Company is a nondiversified unitary savings and loan holding company within the meaning of federal law. Under prior law, a unitary savings and loan holding company, such as the Company, was not generally restricted as to the types of business activities in which it may engage, provided that the Bank continued to be a qualified thrift lender. See "Regulation of the Bank and Trust Company — QTL Test." The Gramm-Leach-Bliley Act of 1999 provides that no company may acquire control of a savings association after May 4, 1999 unless it engages only in the financial activities permitted for financial holding companies under the law or for multiple savings and loan holding companies as described below. Further, the Gramm-Leach-Bliley Act specifies that existing savings and loan holding companies may only engage in such activities. The Gramm-Leach-Bliley Act, however, grandfathered the unrestricted authority for activities with respect to unitary savings and loan holding companies existing prior to May 4, 1999, such as the Company, so long as the Bank continues to comply with the QTL Test. Upon any non-supervisory acquisition by the Company of another savings institution or savings bank that meets the qualified thrift lender test and is deemed to be a savings institution by the OTS, the Company would become a multiple savings and loan holding company (if the acquired institution is held as a separate subsidiary) and would generally be limited to activities permissible for bank holding companies under Section 4(c)(8) of the Bank Holding Company Act, subject to the prior approval of the OTS, and certain activities authorized by OTS regulation.

A savings and loan holding company is prohibited from, directly or indirectly, acquiring more than 5% of the voting stock of another savings institution or savings and loan holding company, without prior written approval of the OTS and from acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings institutions, the OTS considers the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the deposit insurance funds, the convenience and needs of the community and competitive factors.

The OTS may not approve any acquisition that would result in a multiple savings and loan holding company controlling savings institutions in more than one state, subject to two exceptions: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies and (ii) the acquisition of a savings institution in another state if the laws of the state of the target savings institution specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Although savings and loan holding companies are not subject to specific capital requirements or specific restrictions on the payment of dividends or other capital distributions, federal regulations do prescribe such restrictions on subsidiary savings institutions as described below. The Bank must notify the OTS 30 days before declaring any dividend to the Company. In addition, the financial impact of a holding company on its subsidiary institution is a matter that is evaluated by the OTS and the agency has authority to order cessation of activities or divestiture of subsidiaries deemed to pose a threat to the safety and soundness of the institution.

Regulation of the Bank and Trust Company

Business Activities. The activities of federal savings institutions, such as the Bank, are governed by federal law and regulations. These laws and regulations delineate the nature and extent of the activities in which federal associations may engage. In particular, many types of lending authority for federal associations, *e.g.*, commercial, non-residential real property loans and consumer loans, are limited to a specified percentage of the institution's capital or assets.

The activities of the Trust Company are limited to providing fiduciary and related services and are also subject to federal law and regulation. Generally, the Trust Company is subject to all of the laws and regulations applicable to national banks except where clearly inapplicable due to the Trust Company's limited activities.

Capital Requirements. OTS capital regulations require savings institutions to meet three minimum capital standards: a 1.5% tangible capital ratio, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS rating system), and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The OTS regulations also require that, in meeting the tangible, leverage and risk-based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings institutions requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet assets, are multiplied by a risk-weight factor of 0% to 100%, assigned by the OTS capital regulation based on the risks believed inherent in the type of asset. Core (Tier 1) capital is defined as common stockholders' equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus, and minority interests in equity accounts of consolidated subsidiaries less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital currently include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The capital regulations also incorporated an interest rate risk component. Savings institutions with "above normal" interest rate risk exposure are subject to a deduction from total capital for purposes of calculating their risk-based capital requirements. The OTS deferred implementation of the interest rate risk capital charge and recently removed the interest rate risk components from its capital regulation. At March 31, 2002, the Bank met each of its capital requirements.

The Trust Company is subject to similar capital standards under OCC regulations with respect to its balance sheet assets. At March 31, 2002, the Trust Company met each of its capital requirements.

Both the OTS and OCC have the discretion to establish higher capital requirements in individual cases where deemed justified by the institution's condition or risk profile.

Prompt Corrective Regulatory Action. The OTS is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution's degree of undercapitalization. Generally, a savings institution that has a ratio of total capital to risk-weighted assets of less than 8%, a ratio of Tier 1 (core) capital to risk-weighted assets of less than 4% or a ratio of core capital to total assets of less than 4% (3% or less for institutions with the highest examination rating) is considered to be "undercapitalized." A savings institution that has a total risk-based capital ratio less than 6%, a Tier 1 capital ratio of less than 3% or a leverage ratio that is less than 3% is considered to be "significantly undercapitalized" and a savings institution that has a tangible capital to assets ratio equal to or less than 2% is deemed to be "critically undercapitalized." Subject to a narrow exception, the OTS is required to appoint a receiver or conservator for an institution that is "critically undercapitalized." The regulation also provides that a capital restoration plan must be filed with the OTS within 45 days of the date a savings institution receives notice that it is "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Compliance with the plan must be guaranteed by any parent holding company. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OTS could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors.

Insurance of Deposit Accounts. The Bank is a member of the SAIF. The FDIC maintains a risk-based assessment system by which institutions are assigned to one of three categories based on their capitalization and one of three subcategories based on examination ratings and other supervisory information. An institution's assessment rate depends upon the categories to which it is assigned. Assessment rates for SAIF member institutions are determined semiannually by the FDIC and currently range from zero basis points for the healthiest institutions to 27 basis points of assessable deposits for the riskiest.

In addition to the assessment for deposit insurance, FDIC-insured institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation ("FICO") to recapitalize the predecessor to the SAIF. During 2001, FICO payments for SAIF members approximated 1.86 basis points. By law, there was equal sharing of FICO payments between SAIF and Bank Insurance Fund ("BIF") members, which began on January 1, 2000.

The Bank's assessment rate for fiscal 2002 ranged from 1.82 to 1.90 basis points and the premium paid for this period was $158,000. Payments toward the FICO bonds amounted to $144,000. The FDIC has authority to increase insurance assessments. A significant increase in SAIF insurance premiums would likely have an adverse effect on the operating expenses and results of operations of the Bank. Management cannot predict what insurance assessment rates will be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OTS. The management of the Bank does not know of any practice, condition or violation that might lead to termination of deposit insurance.

The Trust Company does not accept deposits and is not insured by the FDIC.

Loans to One Borrower. Federal law provides that savings institutions are generally subject to the limits on loans to one borrower applicable to national banks. A savings institution may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily marketable collateral. At March 31, 2002, the Bank's limit on loans to one borrower was $21.9 million, and the Bank's largest aggregate outstanding balance of loans to one borrower was $8.0 million.

QTL Test. The HOLA requires savings institutions such as the Bank to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a "domestic building and loan association" under the Internal Revenue Code or maintain at least 65% of its "portfolio assets" (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain "qualified thrift investments" (primarily residential mortgages and related investments, including certain mortgage-backed securities) in at least 9 months out of each 12-month period.

A savings institution that fails the qualified thrift lender test is subject to certain operating restrictions and may be required to convert to a commercial bank charter. As of March 31, 2002, the Bank maintained 70.19% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test. Recent legislation has expanded the extent to which education loans, credit card loans and small business loans may be considered "qualified thrift investments."

Limitation on Capital Distributions. OTS regulations impose limitations upon all capital distributions by a savings institution, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the OTS regulation, an application to and the prior approval of the OTS is required prior to any capital distribution if the institution does not meet the criteria for "expedited treatment" of applications under OTS regulations (*i.e.*, generally, examination ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OTS. If an application is not required, the institution must still provide prior notice to the OTS of the capital distribution if, like the Bank, it is a subsidiary of a holding company. In the event the Bank's capital fell below its regulatory requirements or the OTS notified it that it was in need of more than normal supervision, the Bank's ability to make capital distributions could be restricted. In addition, the OTS could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OTS determines that such distribution would constitute an unsafe or unsound practice.

Under OCC regulations, a national trust company may not, without OCC approval, pay dividends in excess of the total of the Bank's retained net income for the year combined with retained net income for the prior two years.

Assessments. Savings institutions are required to pay assessments to the OTS to fund the agency's operations. The general assessments, paid on a semi-annual basis, are computed upon the savings institution's total assets, including consolidated subsidiaries and off-balance sheet activity, as reported in the Bank's latest quarterly thrift financial report. Assessments paid by the Bank for the fiscal year ended March 31, 2002 totaled $295,000.

The Trust Company must pay semi-annual assessments to the OCC to fund its operations. The OCC has adopted an assessment system applicable to national trust companies with less than $1 billion in managed assets, such as the Trust Company based on the amount of balance sheet assets and a flat fee. Assessments paid by the Trust Company for the fiscal year ended March 31, 2002 totaled $45,000.

Transactions with Related Parties. The Bank's authority to engage in transactions with "affiliates" (*e.g.*, any company that controls or is under common control with an institution, including the Company and its non-savings institution subsidiaries) is limited by federal law. The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings institution. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings institution's capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type described in federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. The Trust Company is subject to similar restrictions. In addition, savings institutions are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings institution may purchase the securities of any affiliate other than a subsidiary.

The Bank's authority to extend credit to executive officers, directors and 10% shareholders ("insiders"), as well as entities such persons control, is also governed by federal law. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. The law limits both the individual and aggregate amount of loans the Bank may make to insiders based, in part, on the Bank's capital position and requires certain board approval procedures to be followed.

Standards for Safety and Soundness. The federal banking agencies have adopted Interagency Guidelines prescribing Standards for Safety and Soundness. The guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the OTS determines that a savings institution fails to meet any standard prescribed by the guidelines, the OTS may require the institution to submit an acceptable plan to achieve compliance with the standard.

Enforcement. The OTS has primary enforcement responsibility over savings institutions and has the authority to bring actions against the institution and all institution-affiliated parties, including stockholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful action likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1 million per day in especially egregious cases. The FDIC has the authority to recommend to the Director of the OTS that enforcement action to be taken with respect to a particular savings institution. If action is not taken by the Director, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

The OCC has similar enforcement authority with respect to the Trust Company.

Federal Home Loan Bank System

The Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. The Bank, as a member of the Federal Home Loan Bank of Boston, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank in an amount at least equal to 1.0% of the aggregate principal amount of its unpaid residential mortgage loans and similar obligations at the beginning of each year, or 1/20 of its advances (borrowings) from the Federal Home Loan Bank, whichever is greater. The Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at March 31, 2002 of $58.4 million.

Federal Reserve System

The Federal Reserve Board regulations require savings institutions to maintain non-interest earning reserves against their transaction accounts (primarily NOW and regular checking accounts). The regulations generally provide that reserves be maintained against aggregate transaction accounts as follows: for accounts aggregating $41.3 million or less (subject to adjustment by the Federal Reserve Board), the reserve requirement is 3%; and for accounts aggregating greater than $41.3 million, the reserve requirement is $1.239 million plus 10% (subject to adjustment by the Federal Reserve Board between 8% and 14%) against that portion of total transaction accounts in excess of $41.3 million. The first $5.7 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The Bank complies with the foregoing requirements.

Acquisition of Control

Under the Federal Change in Bank Control Act ("CIBCA"), a notice must be submitted to the OTS if any person (including a company), or group acting in concert, seeks to acquire 10% or more of the outstanding voting stock of the Company or Bank, unless the OTS has found that the acquisition will not result in a change of control of the Company. Under the CIBCA, the OTS has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that so acquires control would then be subject to regulation as a savings and loan holding company. A similar notice must be submitted to the OCC with respect to a change of control of the Trust Company.

Federal Securities Laws

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is subject to the information and proxy solicitation requirements, insider trading restrictions, and other requirements under the Exchange Act.

Shares of the common stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed in any three-month period the greater of (i) 1% of the outstanding shares of the Company or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provisions may be made in the future by the Company to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

FEDERAL AND STATE TAXATION

Federal Taxation

The Company, the Bank, FAB FUNDING, PMC and the Trust Company are subject to those rules of federal income taxation generally applicable to corporations under the Code. The Bank is also, under Subchapter H of the Code, subject to certain special rules applicable to banking institutions as to securities, reserves for loan losses, and any common trust funds. The Agency is a partnership and subject to the rules under Subchapter K of the Code. The Company, the Bank, FAB FUNDING, and PMC, as members of an affiliated group of corporations within the meaning of Section 1504 of the Code, will file a consolidated federal income tax return, which has the effect of eliminating or deferring the tax consequences of inter-company distributions, including dividends, in the computation of consolidated taxable income for federal tax purposes. The Trust Company files a separate corporate tax return and the Agency files a partnership tax return.

In addition to regular corporate income tax, corporations are subject to an alternative minimum tax, which generally is equal to 20% of alternative minimum taxable income (taxable income, increased by tax preference items and adjusted for certain regular tax items). The preference items, which are generally applicable, include an amount equal to 75% of the amount by which a bank's adjusted current earnings (generally alternative minimum taxable income computed without regard to this preference and prior to reduction for net operating losses) exceeds its alternative minimum taxable income without regard to this preference. Alternative minimum tax paid can be credited against regular tax due in later years.

State and Local Taxation

Commonwealth of Massachusetts Taxation. The Company and its subsidiaries doing business in Massachusetts are subject to an annual Massachusetts excise tax. The tax rate is 10.50% on taxable income apportioned to Massachusetts. The definition of Massachusetts's taxable income is defined as federal taxable income subject to certain modifications. These modifications allow for a deduction for 95% of dividends received from stock where the entity owns 15% or more of the voting stock of the institution paying the dividend and to allow deductions from certain expenses allocated to federally tax exempt obligations. Combined reporting is not permitted under Massachusetts's General Law.

FIRSTFED INVESTMENT CORPORATION and CELMAC INVESTMENT CORPORATION meet certain definitional tests relating to investments that are not subject to the corporate excise tax, and are instead taxed on their gross income at the rate of 1.32%. The Agency is not subject to state tax because it is a partnership, but its partners are liable for the tax based on their share of the income.

Rhode Island Taxation. Subsidiary corporations of the Company conducting business in Rhode Island are subject to a Rhode Island excise tax and must file separate Rhode Island state tax returns. The tax is based upon an apportioned percentage of net income related to activities conducted within Rhode Island. The tax rate is 9%.

Delaware Taxation. As a Delaware holding company not earning income in Delaware, the Company is exempt from Delaware corporate income tax but is required to file an annual report with and pay an annual franchise tax to the State of Delaware.

Item 2. *Properties.*

At March 31, 2002, the Company conducted business from a centralized administrative, operations and banking office at ONE FIRSTFED PARK, Swansea, Massachusetts, 27 other banking offices in Massachusetts and Rhode Island, and 14 loan centers in Massachusetts, Rhode Island, Connecticut and Maryland. The net book value of properties and leasehold improvements amounted to $30.2 million at March 31, 2002. In May 2002, three banking offices were closed and consolidated with nearby banking offices in Massachusetts. For additional information regarding premises, equipment and leasehold obligations, see Note 8, to the Consolidated Financial Statements. The Company believes that all of its facilities are in good condition and are adequate for the Company's present operations.

Item 3. *Legal Proceedings.*

The Company is not involved in any pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. Such routine legal proceedings, in the aggregate, are believed by management to be immaterial to the Company's financial condition or results of operations.

Item 4. *Submission of Matters to a Vote of Security Holders.*

A special meeting of stockholders was held on February 4, 2002 to vote on the proposal to approve and adopt the Agreement and Plan of Merger, dated as of October 1, 2001, by and between the Company and People's, pursuant to which People's merged with and into the Company. The result of the vote was as follows:

For: 4,429,622 Against: 826,497 Abstain: 17,509

PART II

Item 5. *Market for Registrant's Common Equity and Related Stockholder Matters.*

Information relating to the market for Registrant's common equity and related stockholder matters appears under "Shareholder Information" opposite the inside back cover in the Registrant's 2002 Annual Report to Stockholders and is incorporated herein by reference.

Item 6. *Selected Financial Data.*

The above-captioned information appears under "Selected Consolidated Financial and Other Data" in the Registrant's 2002 Annual Report to Stockholders on pages 10 and 11 and is incorporated herein by reference.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

GENERAL

The Company's primary business is attracting retail deposits from the general public and investing those deposits and other borrowed funds in loans, mortgage-backed securities, U.S. Government securities and other securities. The Company originates commercial, consumer, and mortgage loans for investment, and mortgage loans for sale in the secondary market. Mortgage loan sales are made from mortgage loans held in the Company's portfolio designated as being held for sale or originated for sale during the period. The Company's revenues are derived principally from interest on its loans, and to a lesser extent, dividends and interest on its investments and mortgage-backed securities, fees and loan servicing income. The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, proceeds from the sale of loans, FHLB advances, and other borrowings.

The Company's results of operations are primarily dependent on net interest income, which is the difference between the income earned on its loan and investment portfolios and its cost of funds, consisting of the interest paid on deposits and borrowings. Results of operations are also affected by the Company's provision for loan losses and non-interest income including loan sale activities, loan servicing income, and revenue from the Trust Company and Agency operations. The Company's non-interest expense consists of compensation and employee benefits, office occupancy and equipment expense, federal deposit insurance premiums, advertising and business promotion, data processing expense, and other expenses. Results of operations of the Company are also significantly affected by general economic and competitive conditions, particularly changes in interest rates, government policies and the actions of regulatory authorities.

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Company intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and is including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company, are generally identified by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. The Company's ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the operations of the Company and the subsidiaries include, but are not limited to, changes in: interest rates, general economic conditions, legislative/regulatory changes, monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board, the quality or composition of the loan or investment portfolios, demand for loan products, deposit flows, competition, demand for financial services in the Company's market area and accounting principles and guidelines. These risks and uncertainties should be considered in evaluating forward-looking statements and undue reliance should not be placed on such statements. Further information on the Company and its business, including additional factors that could materially affect the Company's financial results, is included in the Company's filings with the Securities and Exchange Commission.

The Company does not undertake — and specifically disclaims any obligation — to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

Acquisition

On February 28, 2002, the Company completed the People's acquisition for $40.3 million in cash and 1.9 million shares of the Company's common stock. The People's acquisition was accounted for as purchase in accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations," and the total cost, including the fair value of stock options assumed and certain merger costs, was $75.0 million. The Company recorded goodwill of $42.5 million and other intangible assets of $12.4 million in connection with the acquisition. The results of People's operations have been included in the consolidated financial statements since March 1, 2002.

Critical Accounting Policies

Certain aspects of the Company's accounting policies are based on management's estimation techniques, valuation assumptions and other subjective assessments. Management has identified five policies that, due to such estimates, assumptions and judgments inherent in those policies, are critical to an understanding of our financial statements. These policies involve management's methodology for the determination of the Company's allowance for loan losses, purchase accounting, valuation of goodwill and other intangible assets, the valuation of derivatives and the valuation of mortgage servicing rights. These policies and the estimates, assumptions and judgments are described in greater detail in subsequent sections of Management's Discussion and Analysis and in the Notes to Consolidated Financial Statements included herein. Management believes that the estimates, assumptions and judgments used in the preparation of the Company's Consolidated Financial Statements were appropriate given the factual circumstances at the time. However, given the sensitivity of the Company's Consolidated Financial Statements to these critical accounting policies, the use of different estimates, assumptions and judgments could have resulted in material variances from the reported results of operations or financial condition.

Impact of New Accounting Standards

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities — a Replacement of FASB Statement No. 125." Certain disclosure provisions required by SFAS No. 140 were effective immediately, with additional requirements related to SFAS No. 140 effective beginning March 31, 2001. The adoption of SFAS No. 140 had no effect on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141 and SFAS No. 142. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and specifies recognition criteria that acquired identifiable intangible assets must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead are to be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 requires that intangible assets with finite useful lives will continue to be amortized over their useful lives, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted SFAS No. 141 as of July 1, 2001. Also as of July 1, 2001, the Company adopted the required transition provisions of SFAS No. 142 related to amortization of goodwill and other intangible assets for which the acquisition date was after June 30, 2001. The remaining provisions of SFAS No. 142 were adopted on April 1, 2002. Accordingly, goodwill and other intangible assets related to the People's acquisition are not amortized. Goodwill acquired in business combinations completed before July 1, 2001 continued to be amortized until March 31, 2002.

Upon full adoption of SFAS No. 142, the Company must evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and make any necessary reclassifications in order to conform with the criteria in SFAS No. 141 for recognition of identifiable intangible assets separate from goodwill. The Company must also reassess the useful lives and residual values of all identifiable intangible assets acquired and make any necessary amortization period adjustments by June 30, 2002. Goodwill impairment must be measured for each reporting unit in a two-step process. First, the carrying amount of the net assets (including goodwill) must be compared to the fair value of a reporting unit (as defined) by September 30, 2002. Second, if the carrying value of a reporting unit is greater than its fair value, the Company must determine by March 31, 2003 the amount of impairment based on the fair value of a reporting unit compared to the fair values assigned to all of the recognized and unrecognized assets and liabilities of that unit. Impairment must be measured as of the adoption date of April 1, 2002, with the related loss, if necessary, recognized as the cumulative effect of a change in accounting principle in the first quarter of fiscal year 2003.

On March 31, 2002, the Company had goodwill in the amount of $43.5 million, a core deposit intangible asset of $11.7 million and non-compete intangible asset of $498,000, all of which will be subject to the transition provisions of SFAS No. 142. The Company has not completed its calculations under the impairment testing provisions of SFAS 142; however, impairment losses, if any, are not expected to be material. The estimated amortization expense for goodwill and other intangible assets for fiscal year 2003 is expected to increase to $2.1 million from $294,000 in fiscal year 2002 due to amortization of the other intangible assets recorded in connection with the People's acquisition, partially offset by discontinuing all goodwill amortization, subject to the results of the required testing for goodwill impairment.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extend that reporting to a component of an entity that either has been disposed of (by sale, abandonment or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company adopted SFAS No. 144 on April 1, 2002 with no material impact on its financial condition or results of operations.

RESULTS OF OPERATIONS

Overview

Net income for the fiscal year ended March 31, 2002 was $12.4 million, or $2.07 diluted earnings per share ("EPS"), compared to $9.2 million, or $1.56 diluted EPS for the fiscal year ended March 31, 2001 and $8.2 million, or $1.31 diluted EPS for the year ended March 31, 2000. Before an extraordinary loss on early extinguishment of debt of $568,000, net of tax benefit, and the cumulative effect of adoption of SFAS No. 133 of $461,000, net of tax benefit, net income was $13.5 million for fiscal year 2002, or $2.25 diluted EPS. Pre-tax income increased $7.4 million, or 55.5%, to $20.8 million during fiscal year 2002 as compared to fiscal year 2001, the net result of increases in net interest income of $3.0 million, non-interest income of $7.6 million and non-interest expense of $3.2 million. Pre-tax income increased $1.5 million, or 12.7%, to $13.4 million during fiscal year 2001 as compared to fiscal year 2000, the net result of increases in net interest income of $2.6 million, non-interest income of $2.4 million and non-interest expense of $3.5 million.

Return on average stockholders' equity increased to 9.65% for fiscal year 2002, compared to 8.71% for fiscal year 2001 and 7.79% for fiscal year 2000. Return on average assets increased to 0.70% for fiscal year 2002, compared to 0.56% for both fiscal years 2001 and 2000. Before the extraordinary loss and the cumulative effect of accounting change in fiscal year 2002, the return on average stockholders' equity was 10.45% and the return on average assets was 0.76%.

Net Interest Income

Net interest income before provision for loan losses increased $3.0 million, or 8.8%, to $37.7 million for the year ended March 31, 2002 from $34.7 million for the year ended March 31, 2001, following an increase of $2.6 million, or 8.2%, from $32.1 million for the year ended March 31, 2000. The net interest rate spread increased one basis point to 1.94% for the year ended March 31, 2002 from 1.93% for the year ended March 31, 2001, following a decrease of 13 basis points from 2.06% for the year ended March 31, 2000, while the net interest margin increased two basis points to 2.27% for the year ended March 31, 2002 from 2.25% for the year ended March 31, 2001, following a decrease of 11 basis points from 2.36% for the year ended March 31, 2000.

The increases in net interest income and the average balances of interest-earning assets and interest-bearing liabilities during fiscal year 2002, compared to fiscal years 2001 and 2000, were due to several key factors. Declining market interest rates and related consumer preferences resulted in the Company's shift to origination of fixed-rate mortgages that are generally sold in the secondary market, from origination of adjustable-rate mortgages that are generally retained for portfolio. In addition, prepayment speeds on mortgage loans increased due primarily to refinancing activity. This economic environment, combined with the Company's business development and cross-selling efforts, contributed to growth in commercial and consumer loans and deposits. The decline in FHLB advances and other borrowings reflected a greater reliance on deposits for funding balance sheet growth, while borrowing costs also declined. The growth in investment and mortgage-backed securities resulted from management's strategy to maintain the Company's leverage in fiscal year 2002. Lastly, the Company completed the People's acquisition on February 28, 2002.

The following table sets forth certain information relating to the Company at fiscal year end 2002 and for fiscal years 2002, 2001 and 2000. The average yields and costs are derived by dividing income or expense by the average balance of interest earning assets or interest bearing liabilities, respectively, for the periods shown. Average balances are derived from the best available daily or monthly data, which management believes approximates the average balances computed on a daily basis. The yields and the costs include fees, premiums, and discounts which are considered adjustments to yields.

	At March 31, 2002		For the Years Ended March 31,								
			2002			2001			2000		
	Balance	Yield/Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
						(Dollars in Thousands)					
Assets:											
Interest-earning assets:											
Loans receivable, net and mortgage loans held for sale(1)	$1,252,480	7.00%	$ 995,440	$71,511	7.18%	$ 986,116	$77,116	7.82%	$ 809,945	$61,005	7.53%
Investment securities(2)	243,979	3.13	99,162	4,186	4.22	50,745	3,452	6.80	47,061	2,775	5.90
Mortgage-backed securities(3)	579,821	5.04	565,291	31,152	5.51	507,584	33,507	6.60	503,062	30,041	5.97
Total interest-earning assets	2,076,280	5.80	1,659,893	106,849	6.44	1,544,445	114,075	7.39	1,360,068	93,821	6.90
Non-interest-earning assets	218,168		118,615			99,692			98,808		
Total assets	$2,294,448		$1,778,508			$1,644,137			$1,458,876		
Liabilities and Stockholders' Equity:											
Interest-bearing liabilities:											
Deposits:											
Money market accounts	$ 152,931	2.14	$ 59,262	1,281	2.16	$ 38,053	1,156	3.04	$ 33,377	780	2.34
Savings accounts	235,338	1.40	118,815	1,697	1.43	101,038	1,777	1.76	99,014	1,743	1.76
NOW accounts	137,451	0.52	78,170	384	0.49	64,895	637	0.98	56,973	558	0.98
Certificate accounts (4)	649,843	3.50	441,549	22,068	5.00	406,979	22,682	5.57	418,815	21,731	5.19
Total interest-bearing deposits	1,175,563	2.73	697,796	25,430	3.64	610,965	26,252	4.30	608,179	24,812	4.08
FHLB advances and other borrowings	780,477	5.08	839,831	43,696	5.20	842,701	53,143	6.31	667,352	36,959	5.54
Total interest-bearing liabilities	1,956,040	3.78	1,537,627	69,126	4.50	1,453,666	79,395	5.46	1,275,531	61,771	4.84
Non-interest-bearing liabilities(5)	183,061		112,105			85,281			78,268		
Total liabilities	2,139,101		1,649,732			1,538,947			1,353,799		
Stockholders' Equity	155,347		128,776			105,190			105,077		
Total liabilities and stockholders' equity	$2,294,448		$1,778,508			$1,644,137			$1,458,876		
Net interest rate spread(6)		2.02%		$37,723	1.94%		$34,680	1.93%		$32,050	2.06%
Net interest margin(7)					2.27%			2.25%			2.36%
Ratio of interest-earning assets to Interest-bearing liabilities	103.18%		107.95%			106.24%			106.63%		

(1) Amount is net of deferred loan origination costs, undisbursed proceeds of construction mortgages in process, allowance for loan losses and includes non-performing loans.
(2) Includes short-term investments, investments in trading securities, investment securities available for sale and held to maturity, and FHLB stock.
(3) Consists of mortgage-backed securities available for sale and held to maturity.
(4) Includes the net effect of interest rate swaps.
(5) Consists primarily of business checking accounts.
(6) Net interest rate spread represents the difference between the weighted average yield on interest-earning assets and the weighted average cost of interest-bearing liabilities.
(7) Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected the Bank's interest income and interest expense during the periods indicated. Information is provided in each category with respect to: (i) changes attributable to changes in volume (changes in volume multiplied by prior rate); (ii) changes attributable to changes in rate (changes in rate multiplied by prior volume); and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated on a proportional basis between changes in rate and volume.

	Year Ended March 31, 2002 Compared to Year Ended March 31, 2001			Year Ended March 31, 2001 Compared to Year Ended March 31, 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Volume	Rate	Net	Volume	Rate	Net
			(in Thousands)			
Interest-earning assets:						
Loans receivable, net and mortgage loans held for sale	$ 727	$ (6,332)	$ (5,605)	$13,702	$ 2,409	$16,111
Investment securities	2,398	(1,664)	734	229	448	677
Mortgage-backed securities	3,552	(5,907)	(2,355)	273	3,193	3,466
Total interest-earning assets	6,677	(13,903)	(7,226)	14,204	6,050	20,254
Interest-bearing liabilities:						
Money market accounts	523	(398)	125	119	257	376
Savings accounts	284	(364)	(80)	34	—	34
NOW accounts	111	(364)	(253)	79	—	79
Certificate accounts	1,826	(2,440)	(614)	(621)	1,572	951
Total interest-bearing deposits	2,744	(3,566)	(822)	(389)	1,829	1,440
FHLB advances and other borrowings	(179)	(9,268)	(9,447)	10,575	5,609	16,184
Total interest-bearing liabilities	2,565	(12,834)	(10,269)	10,186	7,438	17,624
Net change in net interest income	$4,112	$ (1,069)	$ 3,043	$ 4,018	$(1,388)	$ 2,630

Provision for Loan Losses

The Company's provision for loan losses amounted to $1.2 million for each of the years ended March 31, 2002, 2001 and 2000, due to management's assessment of the loan loss reserve level as influenced by several key factors. For additional information on the amount of the allowance and the process for evaluating its adequacy, see "Financial Condition — Asset Quality — Allowance for Loan Losses."

Non-interest Income

Non-interest income increased $7.6 million, or 85.1%, to $16.6 million for the year ended March 31, 2002 from $9.0 million for the year ended March 31, 2001, following an increase of $2.4 million, or 37.1%, from $6.5 million for the year ended March 31, 2000.

The increase during fiscal year 2002 as compared to fiscal year 2001 was due primarily to increases of $4.9 million in gain (loss) on sale of mortgage loans, net, $1.0 million of gain on sale of securities available for sale, $449,000 in service charges on deposit accounts, $367,000 in trust fee income and $927,000 in other non-interest income, partially offset by a decrease in loan servicing income of $402,000. The increase in gain on sale of mortgage loans was due primarily to a higher volume of fixed rate loans originated for sale and more favorable loan pricing during fiscal year 2002 as compared to fiscal year 2001. In addition, an increase in the gain of $179,000 for fiscal year 2002 was recognized as a result of changes in fair value of derivative instruments utilized in secondary market hedging activities following the adoption of SFAS No. 133 on April 1, 2001. The increase in service charges on deposit accounts reflects a higher fee rate structure and the increase in trust fee income was due to continued growth at the Trust Company. The increase in other non-interest income was due primarily to increases in other fee income, and an increase in the fair value of investments in certain employee benefit plans, which is offset by a corresponding increase in other non-interest expense. Also, changes in the fair value of interest rate swaps resulted in an addition to other non-interest income of $303,000 for fiscal year 2002 following the adoption of SFAS No. 133. The decrease in loan servicing income included a $240,000 addition to the valuation allowance for mortgage servicing rights during the second quarter of fiscal year 2002 based on estimated impairment due to a combination of faster than previously expected actual payoff experience and faster prepayment forecasts in September 2001 versus June 2001. The balance of the valuation allowance amounted to $490,000 at March 31, 2002 and $250,000 at March 31, 2001. Amortization of mortgage servicing rights totaled $2.9 million and $2.5 million for fiscal years 2002 and 2001, respectively.

The increase during fiscal year 2001 as compared to fiscal year 2000 was due primarily to a $1.5 million increase in gain (loss) on sale of mortgage loans, net and increases in trust fee income of $1.0 million, insurance commission income of $602,000 and services charges on deposit accounts of $278,000, partially offset by decreases in loan servicing income of $547,000 and other non-interest income of $541,000. The increase in the Trust fee income was due to the first full year of operations of the Trust Company, which opened in February 2000. The increase in insurance commission income was due primarily to additional business resulting from the purchase of two insurance agencies by the Agency in March 2000. The decrease in loan servicing income was due primarily to a decline in the Company's loans serviced for others during fiscal year 2001, and a $237,000 reduction in the valuation reserve for mortgage servicing rights during fiscal year 2000. The decrease in other non-interest income was due primarily to reductions in the fair value of investments in certain employee benefit plans.

Non-interest Expense

Total non-interest expense increased $3.2 million, or 11.1%, to $32.3 million for the year ended March 31, 2002 from $29.1 million for year ended March 31, 2001, following an increase of $3.5 million, or 13.9%, from $25.5 million for year ended March 31, 2000.

The increase during fiscal year 2002 as compared to fiscal year 2001 was due primarily to increases in compensation and benefits of $2.2 million, data processing of $451,000, amortization of goodwill and other intangible assets of $210,000 and other non-interest expense of $752,000. These increases were partially offset by decreases in advertising and business promotion of $329,000. Total non-interest expenses for fiscal year 2002 included costs associated with the Company's new banking and insurance office in Middletown, Rhode Island that opened in January 2002, and operating and acquisition related expenses recognized in March 2002 following the People's acquisition. In addition, the increases in compensation and benefits included the net accounting impact of market price increases of FAB stock held by certain employee benefit plans.

The increase during fiscal year 2001 as compared to fiscal year 2000 was due primarily to increases in compensation and benefits of $3.1 million, office occupancy and equipment of $542,000, and data processing of $372,000. These increases were partially offset by decreases in advertising and business promotion of $121,000, deposit insurance premiums of $196,000 and other non-interest expense of $107,000. The higher overall level of expenses reflected costs associated with the Company's new retail banking and business banking offices in downtown Providence, Rhode Island, both of which opened in early fiscal year 2001, the expansion of the Agency's operations, the first full year of the Trust Company's operations, and the net impact of increases in the cost of certain employee benefit plans.

Income Taxes

Income tax expense increased $3.1 million, or 74.3%, to $7.4 million for the year ended March 31, 2002 from $4.2 million for the year ended March 31, 2001, following an increase of $532,000, or 14.4%, from $3.7 million for the year ended March 31, 2000. These increases were due primarily to increased income before income tax expense. The Company's effective tax rate increased to 35.3% for the year ended March 31, 2002, compared to 31.5% for the year ended March 31, 2001 and 31.1% for the year ended March 31, 2000, due primarily to the effects of an increase in the statutory federal income tax rate based on a higher taxable earnings threshold and increased state taxes.

Extraordinary Loss

During March 2002, the Company pre-paid Federal Home Loan Bank advances and other borrowings totaling $161.5 million, which resulted in an after-tax extraordinary loss on early extinguishment of debt of $568,000, or $0.10 per share. As part of the People's acquisition, the Company acquired $253.4 million of cash and cash equivalents, net of acquisition related payments, which provided the Company with the opportunity to pre-pay the selected borrowings and improve balance sheet composition.

Cumulative Effect of Accounting Change

On April 1, 2001, the Company adopted SFAS No. 133 and recognized an after-tax loss from the cumulative effect of adoption of $461,000, or $0.08 per share, representing the initial adjustment to fair value of certain derivative instruments, including a pre-tax adjustment of $743,000 related to interest rate swaps designed to reduce its exposure to interest rate changes, partially offset by a pre-tax adjustment of $45,000 related to commitments to originate and sell mortgage loans for sale that hedge its secondary market activities. Changes to the fair value of derivative instruments are recognized in non-interest income each quarter, and a net addition to pre-tax income of $482,000, or approximately $0.05 per share, was recognized for fiscal year 2002.

FINANCIAL CONDITION

Overview

Total assets were $2.294 billion at March 31, 2002, an increase of $623.4 million, or 37.3%, from $1.671 billion at March 31, 2001, following an increase of $91.1 million, or 5.8%, from $1.580 billion at March 31, 2000. The growth during fiscal year 2002 was primarily attributable to assets acquired of $968.7 million from the People's acquisition, less the net repayment and early pre-payment of borrowings totaling $361.2 million. Overall, this growth included increases of $148.6 million in loans receivable, net, $121.8 million in cash and cash equivalents, $87.6 million in mortgage loans held for sale, $77.4 million in mortgage-backed securities available for sale, $76.8 million in investment securities available for sale and $54.6 million in goodwill and other intangible assets, partially offset by an increase of $609.8 million in deposits. The growth during fiscal year 2001 was primarily attributable to increases in loans receivable, net of $88.4 million and mortgage loans held for sale of $35.7 million, partially offset by a decrease of $42.4 million in mortgage-backed securities available for sale. Balance sheet growth was primarily funded by increases of $42.7 million in deposit balances and $35.1 million in FHLB advances and other borrowings during fiscal year 2001.

Total stockholders' equity was $155.3 million at March 31, 2002, an increase of $43.8 million, or 39.3%, from $111.6 million at March 31, 2001, following an increase of $9.9 million, or 9.7%, from $101.7 million at March 31, 2000. The increase during fiscal year 2002 was primarily attributable to $12.4 million in net income and $31.7 million of additional paid-in capital related to the 1.9 million shares issued for the People's acquisition, partially offset by $3.2 million in dividends paid to stockholders. The increase during fiscal year 2001 was primarily attributable to $9.2 million in net income, a $7.0 million increase in the fair market value of available for sale securities, net of tax, and $1.4 million in earned Stock-Based Incentive Plan awards, partially offset by $6.3 million in treasury stock purchases and $2.4 million in dividends paid to stockholders. Stockholders' equity to assets was 6.77% at March 31, 2002, compared to 6.68% at March 31, 2001 and 6.44% at March 31, 2000. Book value per share was $20.06 at March 31, 2002, compared to $19.57 at March 31, 2001 and $16.88 at March 31, 2000.

Investments and Mortgage-backed Securities

The following table sets forth certain information regarding the amortized cost and fair value of the Company's short-term investments and investment securities at the dates indicated:

	At March 31,					
	2002		2001		2000	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(in thousands)					
Short-term investments	$100,890	$100,890	$ 200	$ 200	$ 250	$ 250
Investment securities:						
Corporate bonds	$ 31,513	$ 31,539	$ —	$ —	$ —	$ —
Municipal bonds	2,643	2,643	—	—	—	—
U.S. Government and agency obligations	1,111	1,107	603	602	600	600
Trust preferred securities	40,698	40,258	—	—	—	—
Marketable equity securities	5,637	9,109	5,802	7,235	5,660	5,043
Total available for sale	81,602	84,656	6,405	7,837	6,260	5,643
Total investment securities	$182,492	$185,546	$6,605	$8,037	$6,510	$5,893

The following table sets forth certain information regarding the amortized cost and fair values of the Company's mortgage-backed securities at the dates indicated:

	At March 31,								
	2002			2001			2000		
	Amortized Cost	Percent of Total	Fair Value	Amortized Cost	Percent of Total	Fair Value	Amortized Cost	Percent of Total	Fair Value
	(Dollars in thousands)								
Mortgage-backed securities and CMOs:									
Available for sale:									
Fixed-rate	$173,083	29.8%	$171,922	$ 84,904	17.0%	$ 85,186	$ 70,842	12.8%	$ 69,000
Adjustable-rate	406,630	70.0	406,696	413,440	82.6	416,044	479,267	86.7	474,627
Total available for sale	579,713	99.8	578,618	498,344	99.6	501,230	550,109	99.5	543,627
Held to maturity:									
Fixed-rate	421	0.1	447	569	0.1	569	732	0.1	732
Adjustable-rate	782	0.1	788	1,569	0.3	1,585	2,087	0.4	2,121
Total held to maturity	1,203	0.2	1,235	2,138	0.4	2,154	2,819	0.5	2,853
Total mortgage-backed securities and CMOs	$580,916	100.0%	$579,853	$500,482	100.0%	$503,384	$552,928	100.0%	$546,480

The table below sets forth certain information regarding the fair value, weighted average rates and contractual maturities of the Company's investment securities and mortgage-backed securities as of March 31, 2002:

	At March 31, 2002									
	One Year or Less		More than One Year to Five Years		More than Five Years to Ten Years		More than Ten Years		Total	
	Fair Value	Weighted Average Rate	Fair Value	Weighted Average Rate	Fair Value	Weighted Average Rate	Fair Value	Weighted Average Rate	Fair Value	Weighted Average Rate
	(Dollars in thousands)									
Investment securities available for sale(1):										
Corporate Bonds										
Fixed rate	$ —	—%	$10,251	6.38%	$ —	—%	$ 11,660	8.03%	$ 21,911	7.26%
Adjustable rate	—	—	4,675	4.50	4,953	2.64	—	—	9,628	3.54
Total corporate bonds	—	—	14,926	5.79	4,953	2.64	11,660	8.03	31,539	6.12
Municipal bonds	2,173	3.18	470	4.46	—	—	—	—	2,643	3.41
U.S. Government agency obligations	121	5.55	986	5.40	—	—	—	—	1,107	5.41
Trust preferred stocks										
Fixed rate	—	—	—	—	527	9.75	33,153	9.25	33,680	9.26
Adjustable rate	—	—	—	—	—	—	6,578	3.76	6,578	3.76
Total trust preferred stocks	—	—	—	—	527	9.75	39,731	8.34	40,258	8.36
Total investment securities available for sale	$2,294	3.31%	$16,382	5.73%	$ 5,480	3.32%	$ 51,391	8.27%	$ 75,547	7.21%
Mortgage-backed securities and CMOs										
Held to maturity:										
Fixed rate	$ 1	7.00%	$ 70	8.33%	$ 376	9.03%	$ —	—%	$ 447	8.92%
Adjustable rate	—	—	—	—	—	—	788	6.72	788	6.72
Total mortgage-backed securities held to maturity	1	7.00	70	8.33	376	9.03	788	6.72	1,235	7.51
Available for sale:										
Fixed rate	1,480	7.00	5,147	7.00	—	—	165,295	6.40	171,922	6.43
Adjustable rate	—	—	10,000	3.12	35,112	3.93	361,584	5.12	406,696	4.97
Total mortgage-backed securities available for sale	1,480	7.00	15,147	4.44	35,112	3.93	526,879	5.52	578,618	5.40
Total mortgage-backed securities and CMOs	$1,481	7.00%	$15,217	4.46%	$35,488	3.99%	$527,667	5.53%	$579,853	5.41%

(1) Does not include $9,109 of marketable equity securities available for sale at fair value at March 31, 2002.

Loans Receivable

The following table sets forth the composition of the Company's loan portfolio in dollar amounts and as a percentage of the portfolio at the dates indicated:

	At March 31,									
	2002		2001		2000		1999		1998	
	Amount	Percent Of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
	(Dollars in thousands)									
Mortgage Loans:										
Residential:										
One-to-four family	$ 629,079	54.23%	$ 677,512	67.19%	$671,586	73.59%	$583,692	74.13%	$691,675	79.68%
Multi-family	6,218	.54	3,015	.30	2,568	.28	3,082	.39	3,899	.45
Commercial real estate	115,243	9.93	44,375	4.40	37,274	4.09	38,760	4.92	45,723	5.27
Construction and land	63,810	5.50	72,225	7.16	39,205	4.30	31,671	4.02	27,145	3.13
Total mortgage loans	814,350	70.20	797,127	79.05	750,633	82.26	657,205	83.46	768,442	88.53
Commercial Loans	200,016	17.24	94,681	9.39	70,484	7.72	56,196	7.14	26,689	3.07
Consumer Loans:										
Home equity lines	83,013	7.16	45,191	4.48	31,351	3.44	25,482	3.24	26,252	3.02
Second mortgages	48,901	4.22	61,759	6.12	51,488	5.64	40,630	5.16	38,862	4.48
Other consumer loans	13,713	1.18	9,665	.96	8,616	.94	7,872	1.00	7,828	.90
Total consumer loans	145,627	12.56	116,615	11.56	91,455	10.02	73,984	9.40	72,942	8.40
Total loans receivable	1,159,993	100.00%	1,008,423	100.00%	912,572	100.00%	787,385	100.00%	868,073	100.00%
Less:										
Allowance for loan losses	(19,237)		(13,233)		(12,275)		(12,016)		(10,937)	
Undisbursed proceeds of construction mortgages in process	(21,818)		(19,445)		(11,983)		(7,903)		(7,164)	
Purchase premium on loans, net	5,869		—		—		—		—	
Deferred loan origination costs (fees), net	943		1,429		446		(779)		(1,420)	
Loans receivable, net	1,125,750		977,174		888,760		766,687		848,552	
Mortgage loans held for sale	126,729		39,103		3,417		52,334		84,867	
Loans receivable, net and mortgage loans held for sale	$1,252,479		$1,016,277		$892,177		$819,021		$933,419	

The following table shows the remaining contractual maturity of the Company's loans at March 31, 2002. The table does not include the effect of future principal prepayments:

	At March 31, 2002						
	One- to Four-Family	Multi-Family	Commercial Real Estate	Construction and Land	Commercial	Consumer	Total Loans
				(in thousands)			
Amounts due:							
One year or less	$ 830	$ 3	$ 17,678	$61,055	$ 77,340	$ 93,699	$ 250,605
After one year:							
More than one year to three years	4,778	12	19,041	—	23,303	5,101	52,235
More than three years to five years	21,903	141	32,617	—	49,192	7,836	111,689
More than five years to 10 years	104,683	252	35,019	418	46,625	13,451	200,448
More than 10 years to 20 years	82,218	1,269	7,372	2,337	1,687	22,437	117,320
More than 20 years	414,667	4,541	3,516	—	1,869	3,103	427,696
Total due after one year	628,249	6,215	97,565	2,755	122,676	51,928	909,388
Total amount due	$629,079	$6,218	$115,243	$63,810	$200,016	$145,627	1,159,993
Less:							
Allowance for loan losses							(19,237)
Undisbursed proceeds of construction mortgages in process							(21,818)
Purchase premium on loans, net							5,869
Deferred loan origination costs, net							943
Loans receivable, net							$1,125,750

The following table sets forth, at March 31, 2002, the dollar amount of loans, excluding mortgage loans held for sale, contractually due after March 31, 2003, and whether such loans have fixed interest rates or adjustable interest rates.

	Due After March 31, 2003		
	Fixed	Adjustable	Total
		(in thousands)	
Mortgage loans:			
One- to four-family	$251,337	$376,912	$628,249
Multi-family	12	6,203	6,215
Commercial real estate	57,656	39,909	97,565
Construction and land	2,755	—	2,755
Total mortgage loans	311,760	423,024	734,784
Commercial loans	106,717	15,959	122,676
Consumer loans	51,928	—	51,928
Total loans	$470,405	$438,983	$909,388

The following table sets forth the Company's loan originations for the periods indicated:

	For the Year Ended March 31,		
	2002	2001	2000
		(In thousands)	
Loans originated:			
Mortgage loans:			
One- to four-family	$ 712,927	$293,114	$366,511
Multi-family	4,524	154	190
Commercial real estate	41,658	19,176	6,524
Construction and land	71,109	76,604	41,683
Total mortgage loans	830,218	389,048	414,908
Commercial	91,060	59,188	47,560
Consumer loans:			
Home equity lines	82,362	48,585	26,853
Second mortgages	22,917	29,327	29,773
Other consumer loans	6,452	8,042	7,081
Total consumer loans	111,731	85,954	63,707
Total loans originated	$1,033,009	$534,190	$526,175

Deposits

The following table sets forth the distribution of the Company's average deposit accounts for the periods indicated and the weighted average interest rates on each category of deposits presented. Averages for the periods presented utilize average month-end balances:

	For the Year Ended March 31,								
	2002			2001			2000		
	Average Balance	Percent of Total Average Deposits	Average Cost	Average Balance	Percent of Total Average Deposits	Average Cost	Average Balance	Percent of Total Average Deposits	Average Cost
				(Dollars in thousands)					
Business checking accounts	$ 79,144	10.2%	—%	$ 56,299	8.4%	—%	$ 51,997	7.9%	—%
Money market accounts	59,262	7.6	2.16	38,053	5.7	3.04	33,377	5.1	2.34
Savings accounts	118,815	15.3	1.43	101,038	15.2	1.76	99,014	15.0	1.76
NOW accounts	78,170	10.1	0.49	64,895	9.7	0.98	56,973	8.6	0.98
Total core deposits	335,391	43.2	1.05	260,285	39.0	1.37	241,361	36.6	1.28
Certificate accounts	441,549	56.8	5.00	406,979	61.0	5.57	418,815	63.4	5.19
Total average deposits	$776,940	100.0%	3.27%	$667,264	100.0%	3.93%	$660,176	100.0%	3.76%

The following table presents, by various rate categories, the amount of certificate accounts outstanding at the dates indicated and the periods to maturity of the certificate accounts outstanding at March 31, 2002:

	Period to Maturity from March 31, 2002					At March 31,		
	Less than One Year	One to Two years	Two to Three years	Three to Four years	Four to Five years	2002	2001	2000
	(in thousands)							
Certificate accounts:								
0 to 2.00%	$ 24,697	$ 740	$ —	$ —	$ —	$ 25,437	$ —	$ —
2.01 to 3.00%	256,582	13,654	—	—	—	270,236	—	—
3.01 to 4.00%	60,761	24,685	3,609	514	1,064	90,633	—	1,339
4.01 to 5.00%	79,658	12,321	2,871	683	7,815	103,348	25,010	137,876
5.01 to 6.00%	47,695	8,003	16,712	2,646	12,733	87,789	249,010	218,830
6.01 to 7.00%	58,740	9,884	747	2,558	—	71,929	133,777	44,278
Over 7.01%	—	—	—	471	—	471	—	4,569
Total	$528,133	$69,287	$23,939	$6,872	$21,612	$649,843	$407,797	$406,892

Asset Quality

Delinquencies and Classified Assets. Reports listing all delinquent accounts are generated and reviewed by management on a monthly basis and the Board of Directors performs a monthly review of all loans or lending relationships delinquent 90 days or more and all real estate owned ("REO"). The procedures taken by the Company with respect to delinquencies vary depending on the nature of the loan, term and cause of delinquency and whether the borrower is habitually delinquent. When a borrower fails to make a required payment on a loan, the Company takes a number of steps to have the borrower cure the delinquency and restore the loan to current status. The Company generally sends the borrower a written notice of non-payment after the loan is first past due. The Company's guidelines provide that telephone, written correspondence and/or face-to-face contact will be attempted to ascertain the reasons for delinquency and the prospects of repayment. When contact is made with the borrower at any time prior to foreclosure, the Company will attempt to obtain full payment, offer to provide budget and finance counseling services, work out a repayment schedule with the borrower to avoid foreclosure or, in some instances, accept a deed in lieu of foreclosure. In the event payment is not then received or the loan is not otherwise satisfied, additional letters and telephone calls are generally made. If the loan is still not brought current or satisfied and it becomes necessary for the Company to take legal action, which typically occurs after a loan is 90 days or more delinquent, the Company will commence foreclosure proceedings against any real property that secures the loan. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the property securing the loan generally is sold at foreclosure and, if purchased by the Company, becomes REO.

Federal regulations and the Company's Credit Risk Review Policy require that the Company utilize an internal asset classification system as a means of reporting problem and potential problem assets. The Company has incorporated the OTS internal asset classifications as a part of its credit monitoring system. The Company currently classifies problem and potential problem assets as "Substandard," "Doubtful" or "Loss" assets. An asset is considered "Substandard" if it is inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. "Substandard" assets include those characterized by the "distinct possibility" that the insured institution will sustain "some loss" if the deficiencies are not corrected. Assets classified as "Doubtful" have all of the weaknesses inherent in those classified "Substandard" with the added characteristic that the credit weaknesses make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "Loss" are those considered "uncollectible" and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted. Assets which do not currently expose the insured institution to sufficient risk to warrant classification in one of the aforementioned categories, but possess weaknesses, are required to be designated "Special Mention."

When an insured institution classifies one or more assets, or portions thereof, as Substandard or Doubtful, it is required to establish a general valuation allowance for loan losses in an amount deemed prudent by management. General valuation allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. When an insured institution classifies one or more assets, or portions thereof, as "Loss", it is required either to establish a specific allowance for losses equal to 100% of the amount of the asset so classified or to charge off such amount.

A savings institution's determination as to the classification of its assets and the amount of its valuation allowances is subject to review by the OTS which can order the establishment of additional general or specific loss allowances. The OTS, in conjunction with the other federal banking agencies, has adopted an interagency policy statement on the allowance for loan and lease losses. The policy statement provides guidance for financial institutions on both the responsibilities of management for the assessment and establishment of adequate allowances and guidance for banking agency examiners to use in determining the adequacy of general valuation guidelines. Generally, the policy statement recommends that institutions have effective systems and controls to identify, monitor and address asset quality problems; that management has analyzed all significant factors that affect the collectibility of the portfolio in a reasonable manner; and that management has established acceptable allowance evaluation processes that meet the objectives set forth in the policy statement. Although management believes that, based on information currently available to it at this time, its allowance for loan losses is adequate, actual losses are dependent upon future events and, as such, further additions to the level of allowances for loan losses may become necessary.

The Company's Credit Risk Review Committee reviews and classifies the Company's assets on a quarterly basis and the Board of Directors reviews the reports on a quarterly basis. The Company classifies assets in accordance with the management guidelines described above. At March 31, 2002, the Company had $27.1 million of assets designated as Substandard, including $18.2 million of trust preferred investment securities acquired in the People's acquisition, and $8.9 million of loans. As of March 31, 2002, the Company had loans totaling $17.1 million designated as Special Mention. These loans are designated as Special Mention because of inherent weaknesses that currently exist, but might be correctable in a twelve-month cycle. Accordingly, they require additional monitoring.

The following table sets forth loans 60-89 days delinquent in the Company's loan portfolio as of the dates indicated:

	At March 31,					
	2002		2001		2000	
	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans	Number of Loans	Principal Balance of Loans
	(Dollars in thousands)					
Mortgage Loans:						
One-to-four family	10	$710	4	$210	2	$110
Multi-family	—	—	—	—	—	—
Commercial real estate	1	60	—	—	2	46
Construction and land	—	—	—	—	—	—
Total mortgage loans	11	770	4	210	4	156
Commercial Loans	—	—	5	81	2	93
Consumer Loans:						
Home equity lines	5	100	—	—		
Second mortgages	—	—	—	—	—	—
Other consumer loans	19	78	1	1	1	6
Total consumer loans	24	178	1	1	1	6
Total loans	35	$948	10	$292	7	$255
Delinquent loans to loans receivable, net		0.08%		0.03%		0.03%

Non-Performing Assets. The following table sets forth information regarding non-accrual loans, non-performing investments, REO and other repossessed assets. It is the policy of the Company to cease accruing interest on loans 90 days or more past due and to charge off all accrued interest. For fiscal years ended 2002 and 2001 the amount of additional interest income that would have been recognized on non-accrual loans if such loans were performing in accordance with their regular terms and amounts recognized were $110,000 and $46,000, respectively.

	At March 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Non-accrual loans:					
Mortgage loans:					
One-to-four family	$1,855	$ 431	$ 941	$ 971	$1,073
Multi-family	—	—	—	—	101
Commercial real estate	724	—	—	1,142	1,199
Construction and land	814	—	—	117	169
Total mortgage loans	3,393	431	941	2,230	2,542
Commercial loans	144	821	345	280	74
Consumer loans:					
Home equity lines	54	—	—	36	425
Second mortgages	77	56	12	—	—
Other consumer loans	36	24	12	4	7
Total consumer loans	167	80	24	40	432
Total non-accrual loans	3,704	1,332	1,310	2,550	3,048
Non-performing investments	3,285	—	—	—	—
REO, net(1)	240	175	—	344	595
Other repossessed assets	3	—	—	—	—
Total non-performing assets	$7,232	$1,507	$1,310	$2,894	$3,643
Allowance for loan losses as a percent of loans(2)	1.68%	1.34%	1.36%	1.54%	1.27%
Allowance for loan losses as a percent of non-performing loans(3)	519%	993%	937%	471%	359%
Non-accrual loans as a percent of loans(2)(3)	0.32%	0.13%	0.15%	0.33%	0.35%
Non-performing assets as a percent of total assets	0.31%	0.09%	0.08%	0.21%	0.28%

(1) REO balances are shown net of related valuation allowances.

(2) Loans include loans receivable, net, excluding allowance for loan losses.

(3) Non-accrual loans consist of all loans 90 days or more past due and other loans that have been identified by the Company as presenting uncertainty with respect to the collectibility of interest or principal.

The $5.7 million increase in non-performing assets during fiscal year 2002 was due primarily to assets acquired in the People's acquisition, including $1.7 million of non-accrual residential loans, $243,000 of commercial and commercial real estate non-accrual loans, a $3.3 million non-performing investment and $240,000 of real estate owned. The non-performing investment was sold in April 2002.

Impaired Loans. Impaired loans are commercial and commercial real estate loans for which it is probable that the Company will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "non-accrual loans," although the two categories overlap. Non-accrual loans include impaired loans and are those on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have been contractually past due 90 days. The Company may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, if it is probable that the Company will collect all amounts due in accordance with the contractual terms of the loan. Factors considered by management in determining impairment include payment status and collateral value. Impairment is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, in the case of collateral dependent loans, the difference between the fair value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Loans that experience insignificant payment delays and insignificant shortfalls in payment amounts generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed.

At March 31, 2002 and 2001, total impaired loans of $868,000 and $1.1 million required impairment allowances of $144,000 and $193,000, respectively. Impaired loans of $868,000 and $798,000 were on non-accrual at March 31, 2002 and 2001, respectively. During fiscal year-end 2002, the average recorded value of impaired loans was $1.0 million. For these loans, $81,000 of interest income was recognized while $98,000 of interest income would have been recognized under the original terms.

Allowance for Loan Losses. The allowance for loan losses is based on management's ongoing review and estimate of the credit losses inherent in the loan portfolio. Management's methodology to estimate loss exposure inherent in the portfolio includes analysis of individual loans deemed to be impaired, performance of individual loans in relation to contract terms, and allowance allocations for various loan types based on payment status or loss experience. An unallocated allowance is also maintained within an established range based on management's assessment of many factors including current market conditions, trends in loan delinquencies and charge-offs, the volume and mix of new originations, and the current type, mix, changing risk profiles and balance of the portfolio. In addition, the OTS and the FDIC, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions for estimated loan losses based upon judgments different from those of management.

The allowance for loan losses was $19.2 million, or 1.68% of loans receivable, at March 31, 2002, compared to $13.2 million, or 1.34% loans receivable, at March 31, 2001. The increase of $6.0 million, or 15.2%, included the allowance for loan losses of $5.2 million assumed with the People's acquisition. Management was influenced by several key factors as a basis for maintaining the level of the Company's provisions for loan losses, which resulted in increases in the balance of the allowance for loan losses and as a percent of the total loan portfolio during fiscal year 2002. Although the Company's non-performing loans and charge-offs have remained low, there has been a significant shift in the composition of the loan portfolio during fiscal year 2002 as compared to fiscal year 2001. The residential mortgage portfolio has decreased due primarily to a low fixed rate environment, which resulted in high refinancing activity, while the commercial and consumer loan portfolios have shown significant growth. Commercial and consumer loans bear a higher degree of risk than the one-to-four family mortgage loans that make up substantially all of the Company's residential portfolio. In addition, management believes that current economic conditions, including rising unemployment rates in its key market area of southeastern New England, could have an adverse affect on asset quality and result in higher non-performing loans and charge-offs.

The Company will continue to monitor and modify its allowances for loan losses as conditions dictate. While management believes the Company's allowance for loan losses was sufficient to absorb losses inherent in its loan portfolio at March 31, 2002, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

The following table sets forth activity in the Company's allowance for loan losses for the periods indicated:

	At or For the Year Ended March 31,				
	2002	2001	2000	1999	1998
	(Dollars in thousands)				
Balance at beginning of period	$13,233	$12,275	$12,016	$10,937	$ 8,788
Provision for loan losses	1,200	1,200	1,200	1,200	2,350
Allowance for loan losses acquired	5,196	—	—	—	—
Charge-offs:					
Mortgage loans:					
One to four family	(70)	(99)	(41)	(12)	(188)
Multi-family	—	—	—	—	—
Commercial real estate	—	—	(759)	—	—
Construction and land	—	—	—	—	—
Commercial loans:	(292)	(58)	(140)	(74)	—
Consumer Loans:					
Home equity lines	(10)	(5)	—	(30)	—
Second mortgages	—	(73)	—	(9)	(15)
Other consumer	(121)	(46)	(18)	(13)	(9)
Total	(493)	(281)	(958)	(138)	(212)
Recoveries	101	39	17	17	11
Balance at end of period	$19,237	$13,233	$12,275	$12,016	$10,937
Ratio of net charge-offs during the period to average loans outstanding during the period	0.05%	0.02%	0.12%	0.01%	0.02%

The Company has developed an internal asset classification system which classifies assets depending on risk of loss characteristics. At March 31, 2002, 2001 and 2000, the Company classified (excluding REO) $8.9 million, $3.1 million and $7.0 million of substandard loans, respectively. In the opinion of management, the performing substandard loans evidence one or more weaknesses or potential weaknesses, and depending on the regional economy and other factors, may become non-performing assets in future periods.

The following tables set forth the Company's percent of allowance for loan losses to total allowance for loan losses and the percent of loans to total loans in each of the categories listed at the dates indicated:

	At March 31,														
	2002			2001			2000			1999			1998		
	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans	Amount	Percent of Allowance to Total Allowance	Percent of Loans in Each Category to Total Loans
	(Dollars in thousands)														
Mortgages:															
Residential	$ 3,350	17.41%	60.27%	$ 2,664	20.13%	74.65%	$ 2,529	20.60%	78.17%	$ 2,517	20.95%	78.54%	$ 2,959	27.05%	83.26%
Commercial	6,358	33.05	9.93	2,269	17.14	4.40	1,749	14.25	4.09	2,725	22.68	4.92	3,023	27.64	5.27
Total	9,708	50.46	70.20	4,933	37.27	79.05	4,278	34.85	82.26	5,242	43.63	83.46	5,982	54.69	88.53
Commercial	3,424	17.80	17.24	4,843	36.60	9.39	4,523	36.85	7.72	3,111	25.89	7.14	1,309	11.97	3.07
Consumer	2,231	11.60	12.56	1,869	14.13	11.56	1,647	13.42	10.02	1,320	10.99	9.40	1,358	12.42	8.40
Unallocated	3,874	20.14	—	1,588	12.00	—	1,827	14.88	—	2,343	19.49	—	2,288	20.92	—
Total allowance for loan losses	$19,237	100.00%	100.00%	$13,233	100.00%	100.00%	$12,275	100.00%	100.00%	$12,016	100.00%	100.00%	$10,937	100.00%	100.00%

Market Risk and Management of Interest-Rate Risk

The principal market risk affecting the Company is interest-rate risk. The principal objective of the Company's interest rate risk management function is to evaluate the interest rate risk included in certain balance sheet accounts, determine the level of risk appropriate given the Company's business strategy, operating environment, capital and liquidity requirements and performance objectives, and manage the risk consistent with Board of Directors' approved guidelines. Through such management, the Company seeks to reduce the vulnerability of its operations to changes in interest rates. The Company monitors its interest rate risk as such risk relates to its operating strategies. The Company's Board of Directors has established an Asset/Liability Committee, responsible for reviewing its asset/liability policies and interest rate risk position, which meets on a monthly basis and reports trends and interest rate risk position to the Board of Directors on a quarterly basis. The extent of the movement of interest rates is an uncertainty that could have a negative impact on the earnings of the Company.

The Company has primarily utilized the following strategies to manage interest rate risk: (1) emphasizing the origination and retention of adjustable-rate and shorter-term (generally ten years or less) fixed-rate, one-to-four family mortgage loans; (2) selling in the secondary market longer-term, fixed-rate mortgage loans originated while generally retaining the servicing rights on such loans; and (3) investing primarily in adjustable-rate mortgage-backed securities and short-term fixed-rate CMOs. In conjunction with its mortgage banking activity, the Company uses forward contracts in order to reduce exposure to interest-rate risk. The amount of forward coverage of the "pipeline" of mortgages is managed on a day-to-day basis by an operating officer, within Board approved policy guidelines, based on the Company's assessment of the general direction of interest rates and levels of mortgage origination activity. In addition, the Company has engaged in interest rate swap agreements to synthetically lengthen its liability maturities.

The Company's interest rate risk is monitored by management through the use of a model that generates estimates of the change in the Company's net interest income and net portfolio value ("NPV") over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the estimated market value of assets in the same scenario. The OTS produces a similar analysis for the Bank using its own model, based upon data submitted on the Bank's quarterly Thrift Financial Report, the results of which may vary from the Company's internal model primarily due to differences in assumptions utilized between the Company's internal model and the OTS model, including estimated loan prepayment rates, reinvestment rates and deposit renewal rates.

The following table sets forth the Company's estimated NPV and NPV ratios as of March 31, 2002 and 2001, as calculated by the Company.

	March 31, 2002				March 31, 2001		
Change in Interest Rates in Basis Points	Estimated Net Portfolio Value	NPV Ratio	Board Limits	NPV Sensitivity in Basis Points	Estimated Net Portfolio Value	NPV Ratio	NPV Sensitivity in Basis Points
	(Dollars in thousands)						
+300	$136,524	6.10%	4.00%	(218)	$142,547	8.49%	(128)
+200	161,250	7.09	4.25	(120)	157,685	9.24	(53)
+100	181,372	7.85	5.00	(43)	167,422	9.68	(9)
Unchanged	193,892	8.28	6.00	—	170,823	9.77	—
−100	186,886	7.93	5.00	(35)	163,736	9.31	(46)
−200	166,515	7.05	4.25	(123)	150,633	8.54	(123)
−300	144,624	6.10	4.00	(218)	139,480	7.86	(191)

Certain shortcomings are inherent in the methodology used in the above interest rate risk measurements. Modeling changes in NPV require certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV model presented incorporates an assumption that the composition of the Company's interest sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and that a particular change in interest rates is reflected uniformly across the yield curve regardless of the term to maturity or repricing of specific assets and liabilities. Accordingly, although the NPV measurements and net interest income models provide an indication of the Company's interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on the Company's net interest income.

Liquidity and Capital Resources

The Company's primary sources of funds are deposits, principal and interest payments on loans and mortgage-backed securities, proceeds from the sale of loans, FHLB advances, and other borrowings. In addition, the Company acquired cash in People's acquisition during fiscal year 2002. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are influenced by general interest rates, economic conditions and competition. During fiscal year 2002, the Company used cash acquired in the People's acquisition to fund asset growth and repay certain FHLB advances and other borrowings. However, the Company expects to use to deposits and FHLB advances and other borrowings to fund asset growth in the future, depending on market conditions, the pricing of deposit products, and the pricing of FHLB advances and other borrowings.

The Company's most liquid assets are cash, short-term investments, mortgage loans held for sale, investment securities available for sale, and mortgage-backed securities available for sale. The levels of these assets are dependent on the Company's operating, financing, lending and investing activities during any given period. At March 31, 2002, cash, short-term investments, mortgage loans held for sale, investment securities available for sale, and mortgage-backed securities available for sale totaled $935.1 million, or 40.8% of total assets.

The Company has other sources of liquidity if a need for additional funds arises, including a $25.0 million FHLB secured line of credit, FHLB advances, and other borrowings. At March 31, 2002, the Company had $754.8 million in advances outstanding from the FHLB and other borrowings, and an additional borrowing capacity from the FHLB of $200.4 million including the $25.0 million line of credit. At March 31, 2002, the portfolio of putable FHLB advances and reverse repurchase agreements totaled $422.5 million, with an average interest rate of 4.52%, an average life to maturity of 7.6 years and an expected average life of 2.6 years. The expected average life calculated by the Bank may or may not mirror the counter-party's actual decision to exercise its option to terminate the advances. The FHLB is required by regulation to offer replacement funding to the Bank if the FHLB terminates a putable advance prior to the maturity date of the advance, provided that the Bank is able to satisfy the FHLB's normal credit and collateral requirements. Such replacement funding would be for the remaining maturity of the putable advance, and at a market interest rate or a predetermined interest rate agreed upon between the Bank and the FHLB.

The Company has two subsidiary business trusts acquired as part of the People's acquisition, Capital Trust I and Capital Trust II, of which the Company owns all of the common securities. At March 31, 2002 Capital Trust I had $13.8 million of 9.76% trust preferred securities outstanding that mature in June 2027 unless the Company elects and obtains regulatory approval to accelerate the maturity date to as early as June 2002. Capital Trust II had $10.0 million of 11.695% trust preferred securities outstanding that mature in July 2030 unless the Company elects and obtains regulatory approval to accelerate the maturity date to as early as July 2010. On May 28, 2002, the Company announced the redemption of the Capital Trust I preferred securities, at par, on June 30, 2002.

At March 31, 2002, the Company had commitments to originate loans and unused outstanding lines of credit and undistributed balances of construction loans totaling $308.7 million. The Company anticipates that it will have sufficient funds available to meet its current loan origination commitments. Certificate of deposit accounts scheduled to mature in less than one year from March 31, 2002 totaled $528.1 million. The Company expects that it will retain a majority of maturing certificate accounts.

The Company plans to open a new banking office in East Greenwich, Rhode Island in the second quarter of fiscal year 2003, bringing total banking offices to 26. The Company continues to consider sites for new banking offices and loan origination centers in or adjacent to its market area. In addition, the Company may, from time to time, consider expanding its market share and/or market area through the acquisition of assets or other banking institutions and may consider acquisitions of other types of financial services companies. The establishment of additional banking offices, loan origination centers, trust service operations, mergers and acquisitions, and additional capital management strategies by the Company would result in additional capital expenditures and other associated costs which the Company has not yet estimated.

At March 31, 2002, the consolidated capital to total assets ratio of the Company was 6.77%. The Company paid one $0.10 dividend and three $0.14 dividends to stockholders during the fiscal year 2002. The Company's primary source of funding for these dividends, and payments for periodic stock repurchases, has been dividends from the Bank. The Bank's ability to pay dividends and other capital distributions to the Company is generally limited by OTS regulations.

As of March 31, 2002, the Bank exceeded all of its regulatory capital requirements. The following table presents the Bank's capital position at March 31, 2002:

				Capital	
	Actual Capital	Required Capital	Excess Amount	Actual Percent	Required Percent
		(Dollars in thousands)			
Tangible	$127,570	$ 44,598	$82,972	5.72%	2.00%
Core (Leverage)	127,570	89,195	38,375	5.72	4.00
Tier 1 Risk-based	127,570	58,781	68,789	9.19	4.00
Risk-based	137,237	105,972	31,268	10.36	8.00

The Trust Company is subject to similar capital standards under OCC regulations with respect to its balance sheet assets. The following table presents the Trust Company's capital position at March 31, 2002:

				Capital	
	Actual Capital	Required Capital	Excess Amount	Actual Percent	Required Percent
		(Dollars in thousands)			
Tangible	$2,897	$ 22	$2,875	261.70%	2.00%
Core (Leverage)	2,897	129	2,768	89.61	4.00
Risk-based	2,897	89	2,808	261.70	8.00

At the time of conversion, the Bank was required to establish a liquidation account in an amount equal to its retained earnings as of September 30, 1996, which provides a liquidation preference to eligible account holders of the Bank prior to conversion based on such account holder's qualifying deposits. The liquidation account will be reduced to the extent that such account holders reduce their qualifying deposits. In the unlikely event of a complete liquidation of the Bank, each such account holder will be entitled to receive a distribution from the liquidation account. The Bank is not permitted to declare or pay dividends on its capital stock, or repurchase any of its outstanding stock, if the effect thereof would cause its stockholders' equity to be reduced below the amount required for the liquidation account or applicable regulatory capital requirements. The balance of the liquidation account at March 31, 2002 was approximately $13.8 million.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

See the Section of Item 7 captioned, "Management's Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Market Risk and Management of Interest-Rate Risk" for quantitative and qualitative information about market risk and its potential effect on the Company.

Item 8. *Financial Statements and Supplementary Data.*

See the Index on page F-1 and the Consolidated Financial Statements which begin on F-3.

Item 9. *Change in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None.

PART III

Item 10. *Directors and Executive Officers of the Registrant.*

The information relating to Directors and Executive Officers of the Registrant is incorporated herein by reference to the section captioned "Proposal 1 — Election of Directors" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 25, 2002.

Item 11. *Executive Compensation.*

The information relating to Directors' and executive compensation is incorporated herein by reference to the sections captioned "Proposal 1 — Election of Directors — Directors Compensation" and "Executive Compensation" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 25, 2002.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information relating to security ownership of certain beneficial owners and management is incorporated herein by reference to the sections captioned "Stock Ownership" and "Proposal 1 — Election of Directors" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 25, 2002.

Equity Compensation Plan Information

Plan category (1)	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by security holders	1,313,644	$17.02	171,769
Total	1,313,644	$17.02	171,769

(1) The Company does not maintain any equity compensation plans that have not been approved by security holders.

Item 13. *Certain Relationships and Related Transactions.*

The information relating to certain relationships and related transactions is incorporated herein by reference to the section captioned "Transactions with Management" in the Registrant's Proxy Statement for the Annual Meeting of Stockholders to be held on July 25, 2002.

PART IV

Item 14. *Exhibits, Financial Statement Schedules, and Reports on Form 8-K.*

(a) The following documents are filed as a part of this report:

(1) All schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(2) Exhibits

(a)	The following exhibits are filed as part of this report.
3.1	Certificate of Incorporation of FIRSTFED AMERICA BANCORP, INC.(1)
3.2	Bylaws of FIRSTFED AMERICA BANCORP, INC. (filed herewith)
4.0	Stock Certificate of FIRSTFED AMERICA BANCORP, INC.(1)
10.1	Form of Employment Agreement between the Bank and Robert F. Stoico(1)
10.2	Forms of Employment Agreement between the Company and Kevin J. McGillicuddy and Employment Agreement between the Bank and Kevin J. McGillicuddy(1)
10.3	Forms of Employment Agreement between the Company and Frederick R. Sullivan and Employment Agreement between the Bank and Frederick R. Sullivan(1)
10.4	Form of Employment Agreement between the Bank and Edward A. Hjerpe, III(2)
10.5	Employment Agreement between the Company and Robert F. Stoico(3)
10.6	Employment Agreement between the Company and Edward A. Hjerpe, III(3)
10.7	First Federal Savings Bank of America Employee Stock Ownership Plan and Trust(1)
10.8	FIRSTFED AMERICA BANCORP, INC. 1997 Stock-Based Incentive Plan, as amended and restated(4)
10.9	First Federal Savings Bank of America 1997 Supplemental Executive Retirement Plan(1)
10.10	FIRSTFED AMERICA BANCORP, INC. 1998 Stock Option Plan(5)
11.0	Computation of earnings per share is incorporated by reference to the Consolidated Statements of Operations on page F-4.
13.0	Portions of the 2002 Annual Report to Stockholders (filed herewith)
21.0	Subsidiary information is incorporated herein by reference to "Part I — Subsidiary Activities" in "Item 1. Business — General"
23.1	Consent of Independent Auditors (filed herewith)

---

(1) Incorporated by reference into this document from the Exhibits to Form S-1, Registration Statement, and any amendments thereto, filed on September 27, 1996, Registration No. 333-12855.

(2) Incorporated by reference into this document from the Exhibits to the Annual Report on Form 10-K for the fiscal year ended March 31, 1998.

(3) Incorporated by reference into this document from the Exhibits to the Annual Report on Form 10-K for the fiscal year ended March 31, 1999.

(4) Incorporated by reference into this document from the Quarterly Report on Form 10-Q for the quarter ended September 30, 1998.

(5) Incorporated by reference into this document from the Proxy Statement for the 1998 Annual Meeting of Stockholders dated June 15, 1998.

(b) Reports on Form 8-K.

A current report of Form 8-K was filed on March 13, 2002 (File No. 1-12305), attaching the press release issued on March 1, 2002 announcing that the merger between the Company and People's Bancshares, Inc. was complete.

A current report on Form 8-K was filed on February 21, 2002 (File No. 1-12305), attaching the press release issued on February 20, 2002 announcing that the Company received approval from the Office of Thrift Supervision and the Commonwealth of Massachusetts Board of Bank Incorporation to acquire People's Bancshares, Inc. and announcing the preliminary allocation of merger consideration with respect to the merger of the Company and People's Bancshares, Inc.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRSTFED AMERICA BANCORP, INC.

By: /s/ ROBERT F. STOICO

Robert F. Stoico
President and Chief Executive Officer

DATED: June 25, 2002

Pursuant to the requirements of the Securities and Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Name	Title	Date
/s/ ROBERT F. STOICO Robert F. Stoico	President and Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 25, 2002
/s/ EDWARD A. HJERPE, III Edward A. Hjerpe, III	Executive Vice President, Chief Operating Officer and Chief Financial Officer (Principal Accounting and Financial Officer)	June 25, 2002
/s/ GILBERT C. OLIVEIRA Gilbert C. Oliveira	Director	June 25, 2002
/s/ THOMAS A. RODGERS, JR. Thomas A. Rodgers, Jr.	Director	June 25, 2002
/s/ RICHARD W. CEDERBERG Richard W. Cederberg	Director	June 25, 2002
/s/ JOHN S. HOLDEN, JR. John S. Holden, Jr.	Director	June 25, 2002
/s/ DR. PAUL A. RAYMOND Dr. Paul A. Raymond	Director	June 25, 2002
/s/ ANTHONY L. SYLVIA Anthony L. Sylvia	Director	June 25, 2002
/s/ B. BENJAMIN CAVALLO B. Benjamin Cavallo	Director	June 25, 2002

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
FIRSTFED AMERICA BANCORP, INC.:

We have audited the accompanying consolidated balance sheets of FIRSTFED AMERICA BANCORP, INC. and subsidiaries, (the "Company") as of March 31, 2002 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of FIRSTFED AMERICA BANCORP, INC. and subsidiaries at March 31, 2002 and 2001, and the results of their operations and cash flows for each of the years in the three-year period ended March 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
April 24, 2002

FIRSTFED AMERICA BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
March 31, 2002 and 2001
(Dollars in Thousands)

ASSETS

	2002	2001
Cash on hand and due from banks	$ 44,159	$ 23,013
Short-term investments	100,890	200
Total cash and cash equivalents	145,049	23,213
Mortgage loans held for sale	126,729	39,103
Investment securities available for sale, at fair value (amortized cost of $81,602 and $6,405)	84,656	7,837
Mortgage-backed securities available for sale, at fair value (amortized cost of $579,713 and $498,344)	578,618	501,230
Mortgage-backed securities held to maturity (fair value of $1,235 and $2,154)	1,203	2,138
Stock in Federal Home Loan Bank of Boston, at cost	58,433	40,369
Loans receivable, net of allowance for loan losses of $19,237 and $13,233	1,125,750	977,174
Accrued interest receivable	11,124	7,928
Mortgage servicing rights	6,505	4,881
Office properties and equipment, net	37,775	24,038
Real estate owned, net	240	175
Bank-Owned Life Insurance	35,652	33,764
Investment in limited partnerships, at fair value	470	815
Goodwill and other intangible assets	55,779	1,145
Prepaid expenses and other assets	26,465	7,255
Total assets	$2,294,448	$1,671,065

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Liabilities:		
Deposits	$1,317,263	$ 707,416
FHLB advances and other borrowings	754,820	814,764
Company obligated, mandatorily redeemable securities	25,657	—
Advance payments by borrowers for taxes and insurance	6,163	5,868
Accrued interest payable	4,814	5,997
Other liabilities	30,384	25,462
Total liabilities	2,139,101	1,559,507
Stockholders' equity:		
Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $.01 par value; 25,000,000 shares authorized; 10,606,589 and 8,707,152 shares issued in 2002 and 2001	106	87
Additional paid-in capital	119,149	85,585
Retained earnings	79,245	70,048
Accumulated other comprehensive income	1,401	2,551
Unallocated ESOP shares	(2,323)	(3,098)
Unearned 1997 stock-based incentive plan	(1,553)	(2,998)
Treasury stock; at cost (2,577,687 and 2,571,285 shares at 2002 and 2001)	(40,678)	(40,617)
Total stockholders' equity	155,347	111,558
Total liabilities and stockholders' equity	$2,294,448	$1,671,065

See accompanying notes to consolidated financial statements.

FIRSTFED AMERICA BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended March 31, 2002, 2001 and 2000
(In Thousands, Except Per Share Data)

	2002	2001	2000
Interest and dividend income:			
Loans	$ 71,511	$77,116	$61,005
Mortgage-backed securities	31,152	33,507	30,041
Investment securities	2,108	719	803
Federal Home Loan Bank stock	2,078	2,733	1,972
Total interest and dividend income	106,849	114,075	93,821
Interest expense:			
Deposits	25,430	26,252	24,812
Borrowed funds	43,696	53,143	36,959
Total interest expense	69,126	79,395	61,771
Net interest income before provision for loan losses	37,723	34,680	32,050
Provision for loan losses	1,200	1,200	1,200
Net interest income after provision for loan losses	36,523	33,480	30,850
Non-interest income:			
Service charges on deposit accounts	2,071	1,622	1,344
Trust fee income	1,395	1,028	16
Loan servicing income	1,054	1,456	2,003
Insurance commission income	1,130	1,048	446
Earnings on Bank-Owned Life Insurance	1,889	1,637	1,552
Gain (loss) on sale of mortgage loans, net	5,525	583	(952)
Gain on sale of investments securities available for sale	1,003	—	—
Other income	2,511	1,584	2,125
Total non-interest income	16,578	8,958	6,534
Non-interest expense:			
Compensation and employee benefits	19,951	17,786	14,732
Office occupancy and equipment	4,409	4,447	3,905
Data processing	2,145	1,694	1,322
Advertising and business promotion	709	1,038	1,159
Federal deposit insurance premiums	158	138	334
Amortization of goodwill and other intangible assets	294	84	2
Other expense	4,618	3,866	4,055
Total non-interest expense	32,284	29,053	25,509
Income before income tax expense	20,817	13,385	11,875
Income tax expense	7,356	4,221	3,689
Net income before extraordinary loss and cumulative effect of accounting change	13,461	9,164	8,186
Extraordinary loss on early extinguishment of debt, net of $394 tax benefit	(568)	—	—
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of $237 tax benefit	(461)	—	—
Net income	$ 12,432	$ 9,164	$ 8,186
Basic EPS before extraordinary loss and cumulative effect of accounting change	$ 2.26	$ 1.57	$ 1.31
Extraordinary loss on early extinguishment of debt	(0.09)	—	—
Cumulative effect of accounting change	(0.08)	—	—
Basic EPS	$ 2.09	$ 1.57	$ 1.31
Diluted EPS before extraordinary loss and cumulative effect of accounting change	$ 2.25	$ 1.56	$ 1.31
Extraordinary loss on early extinguishment of debt	(0.10)	—	—
Cumulative effect of accounting change	(0.08)	—	—
Diluted EPS	$ 2.07	$ 1.56	$ 1.31
Weighted average shares outstanding — basic	5,949	5,854	6,256
Weighted average shares outstanding — diluted	5,993	5,864	6,256

See accompanying notes to consolidated financial statements.

FIRSTFED AMERICA BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended March 31, 2002, 2001 and 2000

(Dollars in Thousands, Except Per Share Data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Unallocated ESOP shares	Unearned 1997 Stock-based incentive plan (SIP) shares	Treasury stock	Total stockholders' equity
Balance at March 31, 1999	$ 87	$ 85,407	$56,892	$ (150)	$(4,647)	$(5,869)	$(28,759)	$102,961
Earned SIP stock awards	—	(154)	—	—	—	1,431	—	1,277
Earned ESOP shares charged to expense	—	196	—	—	775	—		971
Cash dividends declared and paid ($0.26 per share)	—	—	(1,808)	—	—	—	—	(1,808)
Common stock repurchased (428,801 shares at an average price of $12.24 per share)	—	—	—	—	—	—	(5,271)	(5,271)
Common stock acquired for certain employee benefit plans (24,086 shares at an average price of $13.32 per share)	—	—	—	—	—	—	(320)	(320)
Common stock sold for certain employee benefit plans (1,708 shares at an average price of $16.57 per share)	—	—	—	—	—	—	29	29
Comprehensive income (loss):								
Net income	—	—	8,186	—	—	—	—	8,186
Other comprehensive income, net of tax								
Unrealized holding gains (losses) on available for sale securities	—	—	—	(6,981)	—	—	—	—
Reclassification adjustment for losses (gains) included in net income	—	—	—	—	—	—	—	—
Net unrealized (losses) gains	—	—	—	(6,981)	—	—	—	—
Tax effect	—	—	—	2,661	—	—	—	—
Net-of-tax effect	—	—	—	(4,320)	—	—	—	(4,320)
Total comprehensive income	—	—	—	—	—	—		3,866
Balance at March 31, 2000	87	85,449	63,270	(4,470)	(3,872)	(4,438)	(34,321)	101,705
Earned SIP stock awards	—	(154)	—	—	—	1,440	—	1,286
Earned ESOP shares charged to expense	—	290	—	—	774	—	—	1,064
Cash dividends declared and paid ($0.37 per share)	—	—	(2,386)	—	—	—	—	(2,386)
Common stock repurchased (442,979 shares at an average price of $13.42 per share)	—	—	—	—	—	—	(5,963)	(5,963)
Common stock acquired for certain employee benefit plans (34,425 shares at an average price of $12.64 per share)	—	—	—	—	—	—	(435)	(435)
Common stock sold for certain employee benefit plans (6,966 shares at an average price of $14.68 per share)	—	—	—	—	—	—	102	102
Comprehensive income (loss):								
Net income	—	—	9,164	—	—	—	—	9,164
Other comprehensive income, net of tax								
Unrealized holding gains (losses) on available for sale securities	—	—	—	11,419	—	—	—	—
Reclassification adjustment for losses (gains) included in net income	—	—	—	—	—	—	—	—
Net unrealized (losses) gains	—	—	—	11,419	—	—	—	—
Tax effect	—	—	—	(4,398)	—	—	—	—
Net-of-tax effect	—	—	—	7,021	—	—	—	7,021
Total comprehensive income	—	—	—	—	—	—		16,185
Balance at March 31, 2001	$ 87	$ 85,585	$70,048	$ 2,551	$(3,098)	$(2,998)	$(40,617)	$111,558

(continued)

FIRSTFED AMERICA BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY — (Continued)

Years ended March 31, 2002, 2001 and 2000

(Dollars in Thousands, Except Per Share Data)

	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Unallocated ESOP shares	Unearned 1997 Stock-based incentive plan (SIP) shares	Treasury stock	Total stockholders' equity
Balance at March 31, 2001	$ 87	$ 85,585	$70,048	$ 2,551	$(3,098)	$(2,998)	$(40,617)	$111,558
Common stock issued for People's acquisition, less issuance costs	19	31,656	—	—	—	—	—	31,675
Fair value of People's stock options assumed	—	1,375	—	—	—	—	—	1,375
Earned SIP stock awards	—	(155)	—	—	—	1,445	—	1,290
Earned ESOP shares charged to expense	—	617	—	—	775	—	—	1,392
Stock options exercised	—	71	—	—	—	—	—	71
Cash dividends declared and paid ($0.52 per share)	—	—	(3,235)	—	—	—	—	(3,235)
Common Stock acquired for certain employee benefit plans (3,651 shares at an average price of $16.74 per share)	—	—	—	—	—	—	(61)	(61)
Comprehensive income (loss):								
Net income	—	—	12,432	—	—	—	—	12,432
Other comprehensive income, net of tax								
Unrealized holding gains (losses) on available for sale securities	—	—	—	(1,356)	—	—	—	—
Reclassification adjustment for losses (gains) included in net income	—	—	—	(1,003)	—	—	—	—
Net unrealized (losses) gains	—	—	—	(2,359)	—	—	—	
Tax effect	—	—	—	1,209	—	—	—	—
Net-of-tax effect	—	—	—	(1,150)	—	—	—	(1,150)
Total comprehensive income	—	—	—	—	—	—	—	11,282
Balance at March 31, 2002	$106	$119,149	$79,245	$ 1,401	$(2,323)	$(1,553)	$(40,678)	$155,347

See accompanying notes to consolidated financial statements.

FIRSTFED AMERICA BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended March 31, 2002, 2001 and 2000
(In Thousands)

	2002	2001	2000
Cash flows from operating activities:			
Net income	$ 12,432	$ 9,164	$ 8,186
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Amortization (accretion) of:			
Premiums (discounts), net	36	(413)	272
Deferred loan origination costs	(1,360)	(454)	(155)
Mortgage servicing rights	2,850	2,450	2,070
Goodwill	294	84	2
Provision for loan losses	1,200	1,200	1,200
Provision for losses on mortgage servicing rights	240	—	—
(Gains) losses on sales of:			
Office property and equipment	(97)	(4)	(30)
Real estate owned and other repossessed assets	(24)	(41)	(56)
Mortgage loans	(5,525)	(583)	952
Investment and mortgage-backed securities available-for-sale	(1,003)	—	—
Net proceeds from sales of mortgage loans	647,495	119,710	250,326
Origination of mortgage loans held for sale	(649,580)	(155,855)	(204,182)
Income from bank-owned life insurance	(1,889)	(1,637)	(1,552)
Unrealized (gain) loss on investments in limited partnerships	518	(128)	(293)
Real estate owned valuation adjustments	—	—	(43)
Depreciation of office properties and equipment	2,389	2,640	2,542
Appreciation in fair value of ESOP shares	617	290	195
Earned SIP shares	1,290	1,286	1,277
Increase or decrease in:			
Accrued interest receivable	2,111	(910)	(649)
Other assets	(6,244)	(258)	(2,256)
Accrued interest payable	(2,958)	1,377	1,562
Other liabilities	1,483	2,120	2,635
Net cash provided by (used in) operating activities	4,275	(19,962)	62,003

(continued)

See accompanying notes to consolidated financial statements.

FIRSTFED AMERICA BANCORP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
Years ended March 31, 2002, 2001 and 2000
(In Thousands)

	2002	2001	2000
Cash flows from investing activities:			
Cash acquired, net of payments for acquisition	$ 253,396	$ —	$ —
Purchase of investment securities available for sale	(14,921)	(342)	(600)
Purchase of mortgage-backed securities available for sale	(224,094)	(45,163)	(249,028)
Payments received on mortgage-backed securities available for sale	234,531	97,340	107,134
Proceeds from sale of investments securities available for sale	753	—	—
Proceeds from sale of mortgage-backed securities available for sale	19,820	—	—
Payments received on mortgage-backed securities held to maturity	933	680	2,784
Purchase of the Federal Home Loan Bank Stock	—	(9,441)	(2,246)
Maturities of investment securities held to maturity	—	—	10,000
Maturities of investment securities available for sale	—	200	—
Net decrease (increase) in loans	160,288	(89,639)	(123,349)
Proceeds from sale of office equipment	1,009	46	104
Proceeds from sales of real estate owned	315	345	674
Purchases of office properties and equipment	(1,869)	(1,533)	(2,548)
Purchase of investments in limited partnerships	(173)	(100)	(200)
Net cash provided by (used in) investing activities	429,988	(47,607)	(257,275)
Cash flows from financing activities:			
Net increase (decrease) in deposits	52,320	42,734	(10,188)
Proceeds from FHLB advances and other borrowings	1,535,343	3,799,213	2,867,106
Repayments on FHLB advances and other borrowings	(1,896,558)	(3,764,111)	(2,673,425)
Net change in advance payments by borrowers for taxes and insurance	(1,082)	(116)	324
Cash dividends paid	(3,235)	(2,386)	(1,808)
Payments to acquire common stock for treasury	(61)	(6,296)	(5,562)
Stock options exercised	71	—	—
Reduction in unearned ESOP shares	775	774	775
Net cash (used in) provided by financing activities	(312,427)	69,812	177,222
Net increase (decrease) in cash and cash equivalents	121,836	2,243	(18,050)
Cash and cash equivalents at beginning of year	23,213	20,970	39,020
Cash and cash equivalents at end of year	$ 145,049	$ 23,213	$ 20,970
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 72,084	$ 78,018	$ 60,209
Income taxes	$ 7,124	$ 4,456	$ 1,951
Supplemental disclosures of noncash investing activities:			
Property acquired in settlement of loans	$ 149	$ 479	$ 231

See accompanying notes to consolidated financial statements.

(1) Organization

FIRSTFED AMERICA BANCORP, INC. (the "Company") is a holding company for First Federal Savings Bank of America (the "Bank"), FAB FUNDING CORPORATION ("FAB FUNDING"), FIRSTFED INSURANCE AGENCY, LLC, the FIRSTFED TRUST COMPANY, N.A. (the "Trust Company"), People's Bancshares Capital Trust ("Capital Trust I") and People's Bancshares Capital Trust II ("Capital Trust II"). The Company owns all of the issued and outstanding shares of common stock of the Bank, FAB FUNDING, Capital Trust I and Capital Trust II. The FIRSTFED INSURANCE AGENCY, LLC (the "Agency") is owned jointly by the Company and FAB FUNDING, with the Company's ownership share being a substantial majority. The Company owns a 65% interest in FIRSTFED TRUST COMPANY, N.A., with the remaining 35% interest being held by M/D Trust, LLC, a minority owner.

The Bank provides a full range of banking services to individual and business customers in Massachusetts, Rhode Island and, to a lesser degree, in Connecticut. The Bank is subject to competition from other financial institutions, mortgage banking companies and other financial service providers doing business in the area. The Bank and the Company are subject to regulations of, and periodic examinations by, the Office of Thrift Supervision ("OTS") and the Federal Deposit Insurance Corporation ("FDIC"). The Bank's deposits are insured by the Savings Association Insurance Fund ("SAIF") of the FDIC up to $100,000. To provide protection for customers' retirement account balances in excess of FDIC coverage, the Bank participates in the "Deposit Collateralization Bailee Program" with the Federal Home Loan Bank of Boston. To participate, the Company must pledge investment securities and mortgage loans as collateral with the Federal Home Loan Bank of Boston.

As more fully described in note 4, the Bank converted from a mutual savings bank to a capital stock savings bank on January 15, 1997.

The Agency was formed on January 7, 1999. The Agency offers a comprehensive insurance product line including auto, home, life, accident and health insurance to consumers and businesses. In March 2002, the Agency entered into a joint partnership with three Rhode Island insurance agencies, Atlantic Insurance Partners, Riley Insurance and Allen Cochran Insurance, to form the Insurance Group of Newport. The Agency is licensed to sell insurance in Massachusetts, Rhode Island and Connecticut and is subject to regulations of, and periodic examinations by these states.

The Trust Company was formed on February 1, 2000 as a limited purpose national bank, which provides comprehensive fiduciary products and services in Massachusetts and Rhode Island. The Trust Company is subject to the regulations of, and periodic examination by the Office of the Comptroller of the Currency ("OCC"), as well as the states in which it operates.

FAB FUNDING is a business corporation formed at the direction of the Company under the laws of the Commonwealth of Massachusetts in October 1996. FAB FUNDING was established to lend funds to a Bank sponsored employee stock ownership plan and related trust for the purchase of stock in the initial public offering.

Capital Trust I is a Delaware Business Trust formed in 1997, and Capital Trust II is a New York Common Law Trust formed in 2000 (see note 11).

The Bank includes its wholly-owned subsidiaries: People's Mortgage Corporation (a Massachusetts corporation), FIRSTFED INVESTMENT CORPORATION (a Massachusetts security corporation), CELMAC INVESTMENT CORPORATION (a Massachusetts security corporation) and several inactive corporations.

(2) Summary of Significant Accounting Policies

Principles of Consolidation

In preparing these financial statements, management is required to make estimates that affect the reported amounts of assets and liabilities as of the dates of the balance sheets, and income and expense for the periods. Actual results could differ from those estimates. Material estimates that are particularly susceptible to change relate to the determination of the allowance for loan losses.

All significant intercompany accounts and transactions have been eliminated in consolidation. Certain amounts previously reported have been reclassified to conform to the current year's presentation.

Cash and Due From Banks

The Bank is required to maintain cash and reserve balances with the Federal Reserve Bank. Such reserve is calculated based upon deposit levels and amounted to $8.1 million at March 31, 2002.

Investments and Mortgage-Backed Securities

Debt securities that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity and reported at amortized cost. Debt and equity securities that are bought and held principally for the purpose of being resold in the near term are classified as trading and reported at fair value, with unrealized gains and losses included in earnings. Debt and equity securities not classified as either held-to-maturity or trading are classified as available-for-sale and reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity, net of related income taxes.

Premiums and discounts on investment and mortgage-backed securities are amortized or accreted into income using a method that approximates the interest method. If a decline in fair value below the amortized cost basis of an investment or mortgage-backed security is judged to be other than temporary, the cost basis of the investment is written down to fair value as a new cost basis and the amount of the write-down is included as a charge against gain (loss) on sale of investment securities. Gains and losses on the sale of investment and mortgage-backed securities are recognized at the time of sale on a specific identification basis.

Mortgage Banking and Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of aggregate cost or market. Considered in the calculation of cost are unamortized deferred loan origination fees and costs and mortgage servicing rights. Generally, all longer term (typically mortgage loans with terms greater than fifteen years) fixed-rate residential single-family mortgage loans are originated for sale and shorter term fixed-rate and most adjustable-rate loans are originated for portfolio. Forward commitments to sell loans are contracts that the Company enters into for the purpose of reducing the market risk associated with originating mortgage loans held for sale should interest rates change. Forward commitments are recorded at fair value, with adjustments included in other assets and the offset recorded to gain/loss on sale of mortgage loans. Commitments to originate interest rate-locked loans for sale are also recorded at the fair value, with adjustments included in other assets and the offset recorded to gain/loss on sale of mortgage loans.

Gain or loss on sale of mortgage loans is recognized at the time of sale. Such gain or loss results from the combination of (1) the difference between the net cash paid by the investor for the loan and the loan's carrying value; (2) the calculated present value of the difference between the interest rate paid by the borrower on the loan sold and the interest rate guaranteed to the investor, adjusted for mortgage servicing fees and considering estimated loan prepayments; and (3) any origination fees, net of applicable origination costs, retained by the Bank.

Capitalized mortgage servicing rights are recognized, based on the allocated fair value of the rights to service mortgage loans for others. Mortgage servicing rights are amortized to loan servicing fee income using a method which approximates the level yield method in proportion to, and over the period of, estimated net servicing income. Mortgage servicing rights are assessed for impairment based on the fair value of those rights. Prepayment experience on mortgage servicing rights is reviewed periodically and, when actual repayments exceed estimated prepayments, the balance of the mortgage servicing assets is reduced by a charge to earnings through a valuation allowance. The risk characteristics of the underlying loans used to measure impairment include loan type, interest rate, loan origination date, and term to maturity.

Loans

Loans are reported at the principal amount outstanding, adjusted for net deferred loan origination fees or costs. Loan origination fees are offset with related direct incremental loan origination costs and the resulting net amount is deferred and amortized over the contractual life of the related loans using the interest method. When loans are sold in the secondary market, the remaining balance of the amount deferred is included in the determination of gain or loss on sale.

Accrual of interest on loans is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have become contractually past due 90 days or more. When a loan is placed on non-accrual, all income that has been accrued but remains unpaid is reversed against current period income and all amortization of deferred loan fees is discontinued. Interest received on non-accrual loans is either recorded as income or applied against the principal balance depending on management's evaluation of the collectibility of principal. Loans are removed from non-accrual status when they have been current as to principal and interest for a period of time, the borrower has demonstrated an ability to comply with the repayment terms, and when, in management's opinion, the loans are considered fully collectible.

Impaired loans are commercial and commercial real estate loans for which it is probable that the Bank will not be able to collect all amounts due according to the contractual terms of the loan agreement. The definition of "impaired loans" is not the same as the definition of "non-accrual loans," although the two categories overlap. Non-accrual loans include impaired loans and are those on which the accrual of interest is discontinued when collectibility of principal or interest is uncertain or payments of principal or interest have been contractually past due 90 days. The Bank may choose to place a loan on non-accrual status due to payment delinquency or uncertain collectibility, while not classifying the loan as impaired, if it is probable that the Bank will collect all amounts due in accordance with the contractual terms of the loan. Factors considered by management in determining impairment include payment status and collateral value.

Impairment is determined by the difference between the present value of the expected cash flows related to the loan, using the original contractual interest rate, and its recorded value, or, as a practical expedient in the case of collateral dependent loans, the difference between the fair value of the collateral and the recorded amount of the loan. When foreclosure is probable, impairment is measured based on the fair value of the collateral. Loans that experience insignificant payment delays and insignificant shortfalls in payment amounts generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Allowance for Loan Losses

The allowance for loan losses is based on management's ongoing review and estimate of the credit losses inherent in the loan portfolio. Loans (or portions thereof) deemed to be uncollectible are charged against the allowance and recoveries of amounts previously charged-off are added to the allowance. The provisions for loan losses charged to earnings are added to the allowance to bring it to the desired level.

Management's methodology to estimate loss exposure inherent in the portfolio includes analysis of individual loans deemed to be impaired, performance of individual loans in relation to contract terms, and allowance allocations for various loan types based on payment status or loss experience. An unallocated allowance is also maintained within an established range based on management's assessment of many factors including current market conditions, trends in loan delinquencies and charge-offs, the volume and mix of new originations, and the current type, mix, changing risk profiles and balance of the portfolio. In addition, the OTS and the FDIC, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to make additional provisions for estimated loan losses based upon judgments different from those of management.

While management believes the Company's allowance for loan losses was sufficient to absorb losses inherent in its loan portfolio, no assurances can be given that the Company's level of allowance for loan losses will be sufficient to cover future loan losses incurred by the Company or that future adjustments to the allowance for loan losses will not be necessary if economic and other conditions differ substantially from the economic and other conditions used by management to determine the current level of the allowance for loan losses.

Office Properties and Equipment

Land is carried at cost. Office properties and equipment are recorded at cost less accumulated depreciation. Depreciation of office properties and equipment is determined on the straight-line basis over the estimated useful lives of the related assets (3 to 40 years). Expenditures for major additions and improvements are capitalized while the costs of current maintenance and repairs are charged to operating expenses.

Real Estate Owned

Real estate owned is acquired through foreclosure or by accepting a deed in lieu of foreclosure. Real estate acquired in settlement of loans is recorded at the lower of the carrying value of the loan or the fair value, less disposal costs, of the property constructively or actually received, thereby establishing a new cost basis. Subsequent write-downs are recorded if the cost basis exceeds current net fair value. Related operating costs, net of rental income, are reflected in operations when incurred. Realized gains and losses upon disposition are recognized in income.

Management believes that the net carrying value of real estate acquired through foreclosure reflects the lower of its cost basis or estimated net fair value. Factors similar to those considered in the evaluation of the allowance for loan losses, including regulatory requirements, are considered in the evaluation of the net fair value of real estate acquired through foreclosure.

Bank Owned Life Insurance

Bank owned life insurance ("BOLI") represents life insurance on certain senior level employees. The Company is the beneficiary of the insurance policies. Increases in the cash value of the policies, as well as insurance proceeds received, are recorded in other income, and are not subject to income taxes. BOLI is reported on the balance sheet at cash value.

Goodwill and Other Intangible Assets

Goodwill and certain other intangible assets arise in business combinations accounted for under the purchase method. Goodwill represents the difference between the cost of an acquired company and the sum of the fair values of the tangible and identifiable intangible assets acquired less the fair value of the tangible liabilities assumed. Goodwill has historically been amortized on a straight-line basis over a period not exceeding fifteen years, and other intangible assets are amortized over their useful lives not exceeding ten years. Goodwill and other intangible assets are reviewed for possible impairment when it is determined that events or changed circumstances may affect the underlying basis of the asset. New accounting rules were recently issued for goodwill and other intangible assets from business combinations consummated after June 30, 2001. See Recent Accounting Developments.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the accounting basis and the tax basis of the Company's assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The Company's deferred tax asset is reviewed periodically and adjustments to such asset are recognized as deferred income tax expense or benefit based upon management's judgments relating to the realizability of such asset.

Pension

The Company accounts for pension benefits on the net periodic pension cost method for financial reporting purposes. This method recognizes the compensation cost of an employee's benefit over that employee's approximate service period.

Stock Options

The Company continues to follow APB Opinion No. 25, ***Accounting for Stock Issued to Employees*** in its accounting for stock options. However, the Company provides expanded disclosures of pro-forma net income and earnings per share and other disclosure information in Note 15 to the consolidated financial statements as if the fair value method had been applied.

Interest Rate Risk Management Agreements

The Company uses off-balance sheet financial instruments from time to time as part of its interest rate risk management strategy. Interest rate swap agreements are entered into as hedges against future interest rate fluctuations on specifically identified assets or liabilities. The interest rate swap agreements are marked to market in other income and included as a component of other liabilities.

The net amounts to be paid or received on outstanding interest rate risk management agreements are recognized on the accrual basis as an adjustment to the related interest income or expense over the life of the agreements.

Earnings Per Share

Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year adjusted for the weighted average number of unallocated shares held by the Employee Stock Ownership Plan ("ESOP") and the unearned shares relating to the 1997 Stock-Based Incentive Plan ("SIP"). Diluted EPS reflects the effect to weighted average shares outstanding of the number of additional shares outstanding if dilutive stock options and dilutive SIP shares were converted into common stock using the treasury stock method.

A reconciliation of the weighted average shares outstanding for the years ended March 31, 2002, 2001 and 2000 follows (in thousands):

	2002	2001	2000
Basic shares	5,949	5,854	6,256
Dilutive impact of stock options	44	10	—
Diluted shares	5,993	5,864	6,256

Comprehensive Income

Comprehensive income is defined as all changes to equity except investments by and distribution to shareholders. Net income is a component of comprehensive income, with all other components referred to in the aggregate as other comprehensive income.

Statements of Cash Flows

For purposes of reporting cash flows, cash and cash equivalents consist of cash on hand and due from banks and short-term investments. Short-term investments have original maturities of 90 days or less.

Trust Assets

Securities and other property held in a fiduciary or agency capacity are not included in the consolidated balance sheets because they are not assets of the Company. Trust assets under administration were $521.4 million at March 31, 2002 and $455.8 million at March 31, 2001. Income from trust activities is reported on an accrual basis.

Recent Accounting Developments

On April 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" and recognized an after-tax loss from the cumulative effect of adoption of $461,000, or $0.08 per share, representing the initial adjustment to fair value of certain derivative instruments, including a pre-tax adjustment of $743,000 related to interest rate swaps designed to reduce its exposure to interest rate changes, partially offset by a pre-tax adjustment of $45,000 related to commitments to originate and sell mortgage loans for sale that hedge its secondary market activities. Changes to the fair value of derivative instruments are recognized in non-interest income each quarter, and a net addition to pre-tax income of $482,000, or approximately $0.05 per share, was recognized for fiscal year 2002.

In September 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities - a Replacement of FASB Statement No. 125." Certain disclosure provisions required by SFAS No. 140 were effective immediately, with additional requirements related to SFAS No. 140 effective beginning March 31, 2001. The adoption of SFAS No. 140 had no effect on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations and specifies recognition criteria that acquired identifiable intangible assets must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead are to be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 requires that intangible assets with finite useful lives will continue to be amortized over their useful lives, and reviewed for impairment in accordance with SFAS No. 121 and subsequently, SFAS No. 144 after its adoption.

The Company adopted SFAS No. 141 as of July 1, 2001. Also as of July 1, 2001, the Company adopted the required transition provisions of SFAS No. 142 related to amortization of goodwill and other intangible assets for which the acquisition date was after June 30, 2001. The remaining provisions of SFAS No. 142 were adopted on April 1, 2002. Accordingly, goodwill and intangible assets determined to have an indefinite useful life acquired in a purchase business combination completed after June 30, 2001 are not amortized. Goodwill acquired in business combinations completed before July 1, 2001 continued to be amortized until March 31, 2002.

Upon full adoption of SFAS No. 142, the Company must evaluate its existing intangible assets and goodwill that were acquired in purchase business combinations, and make any necessary reclassifications in order to conform with the criteria in SFAS No. 141 for recognition of identifiable intangible assets separate from goodwill. The Company must also reassess the useful lives and residual values of all identifiable intangible assets acquired and make any necessary amortization period adjustments by June 30, 2002. Goodwill impairment must be measured for each reporting unit in a two-step process. First, the carrying amount of the net assets (including goodwill) must be compared to the fair value of a reporting unit (as defined) by September 30, 2002. Second, if the carrying value of a reporting unit is greater than its fair value, the Company must determine by March 31, 2003 the amount of impairment based on the fair value of a reporting unit compared to the fair values assigned to all of the recognized and unrecognized assets and liabilities of that unit. Impairment must be measured as of the adoption date of April 1, 2002, with the related loss, if necessary, recognized as the cumulative effect of a change in accounting principle in the first quarter of fiscal year 2003.

On March 31, 2002, the Company had goodwill in the amount of $43.5 million, a core deposit intangible asset of $11.7 million and non-compete intangible asset of $498,000, all of which will be subject to the transition provisions of SFAS No. 142. The Company has not completed its calculations under the impairment testing provisions of SFAS 142; however, based on evaluation results to date, impairment losses, if any, are not expected to be material. The estimated amortization expense for goodwill and other intangible assets for fiscal year 2003 is expected to increase to $2.1 million from $294,000 in fiscal year 2002 due to amortization of the other intangible assets recorded in connection with the People's acquisition, partially offset by discontinuing all goodwill amortization, subject to the results of the required testing for goodwill impairment.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows that are expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 requires companies to separately report discontinued operations and extend that reporting to a component of an entity that either has been disposed of (by sale, abandonment or in a distribution to owners) or is classified as held for sale. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. The Company adopted SFAS No. 144 on April 1, 2002 with no material impact on its financial condition or results of operations.

(3) Acquisitions (Dollars in Thousands)

On February 28, 2002, the Company completed the acquisition of People's Bancshares, Inc. ("People's"), New Bedford, Massachusetts, for $40.3 million in cash and 1.9 million shares of the Company's common stock. The total acquisition cost of People's, including the fair value of stock options assumed and certain merger costs, was $75.0 million. The value of the common stock issued was determined based on the average market price of the Company common stock over the two-day period before and the two-day period after the definitive agreement of the acquisition was announced (October 1, 2001). The acquisition was accounted for as purchase in accordance with SFAS No. 141, "Business Combinations." The results of People's operations have been included in the consolidated financial statements since March 1, 2002.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed for People's at the date of acquisition:

	February 28, 2002
Assets:	
Cash and cash equivalents	$295,177
Mortgage loans held for sale	84,910
Investment securities available for sale	60,423
Mortgage-backed securities	111,834
Stock in Federal Home Loan Bank of Boston	18,064
Loans receivable, net	308,924
Office properties and equipment, net	15,169
Goodwill and other intangible assets	54,917
Other assets	19,320
Total assets acquired	968,738
Liabilities:	
Deposits	557,625
FHLB advances and other borrowings	327,538
Other liabilities	8,582
Total liabilities assumed	893,745
Net assets acquired	$ 74,993

The goodwill and other intangible assets included goodwill of $42.5 million, a core deposit intangible asset of $11.9 million to be amortized over the average useful life of 10 years using the sum-of-the-years-digits method, and a non-compete intangible asset of $520,000 to be amortized over the two-year contract period on a straight-line basis. None of the goodwill is expected to be deductible for income tax purposes. Fair value adjustments include a net premium on loans of $5.9 million amortized to interest income over three to seven years to approximate a constant yield to maturity, premium on deposits of $1.8 million amortized to interest expense over two years on a sum-of-the-years-digits basis and premium on borrowings of $22.0 million amortized to interest expense over five to eight years to approximate a constant yield to maturity.

The following table summarizes on a pro forma basis the results of operations of the Company assuming that the acquisition of People's had been completed as of the beginning of the periods presented. The pro forma data gives effect to actual operating results prior to the acquisitions and the amortization of the purchase accounting adjustments that affected net interest income and non-interest expense. In addition, an assumed interest charge related to the funding of the cash purchase of People's was deducted from the operating results in both 2002 and 2001. No effect has been given to cost savings or revenue enhancements in this presentation. These proforma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred as of the beginning of the periods presented or that may be obtained in the future.

	Proforma Combined for the Years Ended March 31, 2002	2001
Net interest income before loan loss provision	$ 61,447	$ 65,914
Provision for loan loss	734	1,200
Net interest income after loan loss provision	60,713	64,714
Non-interest income	26,931	17,610
Non-interest expense	69,190	57,016
Income before income tax expense	18,454	25,308
Income tax expense	6,727	8,252
Net income before extraordinary loss and cumulative effect of accounting change	11,727	17,056
Extraordinary loss on early extinguishment of debt, net of tax	(568)	—
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of tax	(461)	—
Net income	$ 10,698	$ 17,056
Basic earnings per share before extraordinary loss and cumulative effect of accounting change	$ 1.53	$ 2.20
Basic earnings per share	$ 1.36	$ 2.20
Diluted earnings per share before extraordinary loss and cumulative effect of accounting change	$ 1.52	$ 2.20
Diluted earnings per share	$ 1.38	$ 2.20
Weighted average shares outstanding — basic	7,683,507	7,750,334
Weighted average shares outstanding — diluted	7,728,023	7,760,048

In March 2000, the Agency purchased two local independent agencies, Smith-Cochrane Insurance Agency, Inc. and All Risk Insurance Agency of Swansea for a total of $1.1 million. Since these acquisitions were accounted for under the purchase method of accounting, the results of the acquisitions are included for the periods subsequent to the acquisition date. The unamortized balance of goodwill recorded in connection with the acquisitions was $1.1 million at March 31, 2002. The Agency made a payment of $95,000 in March 2001, which was recorded as goodwill, and will also make additional payments of $375,000 over two years, which also will be recorded as goodwill.

(4) Stockholders' Equity

The Company is a business corporation formed at the direction of the Bank under the laws of Delaware on September 6, 1996. On January 15, 1997, (i) the Bank converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, (ii) the Bank issued all of its outstanding capital stock to the Company and (iii) the Company consummated its initial public offering of common stock, par value $.01 per share (the "Common Stock"), by selling at a price of $10.00 per share 7,364,762 shares of Common Stock to certain of the Bank's eligible account holders who had subscribed for such shares (collectively, the "Conversion"), by selling 697,010 shares to the Bank's Employee Stock Ownership Plan and related trust ("ESOP") and by contributing 645,380 shares of Common Stock to The FIRSTFED Charitable Foundation (the "Foundation"). The Conversion resulted in net proceeds of $77.6 million, after expenses of $3.0 million. Net proceeds of $43.4 million were invested in the Bank to increase the Bank's tangible capital to 10% of the Bank's total adjusted assets. The Company established the Foundation dedicated to the communities served by the Bank. In connection with the Conversion, the common stock contributed by the Company to the Foundation at a value of $6.5 million was charged to expense.

Prior to the initial public offering and as a part of the subscription offering, in order to grant priority to eligible depositors, the Bank established a liquidation account at the time of Conversion in an amount equal to the retained earnings of the Bank as of the date of its latest balance sheet date, September 30, 1996, contained in the final Prospectus used in connection with the Conversion. In the unlikely event of a complete liquidation of the Bank (and only in such an event), eligible depositors who continue to maintain accounts at the Bank shall be entitled to receive a distribution from the liquidation account. The total amount at the liquidation account is decreased if the balances of eligible depositors decrease at the annual determination dates. The liquidation account approximated $13.8 million (unaudited) at March 31, 2002.

The Company may not declare or pay dividends on its stock if such declaration and payment would violate statutory or regulatory requirements.

In addition to the 25,000,000 authorized shares of common stock, the Company authorized 1,000,000 shares of preferred stock with a par value of $0.01 per share (the "Preferred Stock"). The Board of Directors is authorized, subject to any limitations by law, to provide for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences, and rights of the shares of each such series and any qualifications, limitations or restriction thereof. As of March 31, 2002, there were no shares of preferred stock issued.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of risk-based core and tangible capital (as defined). As of March 31, 2002, the Bank meets all capital adequacy requirements to which it is subject.

As of March 31, 2002, the Bank was, by regulatory definition, "well capitalized" based on its ratios of risk-based, core, tangible, and Tier 1 risk-based capital. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual and required capital amounts and ratios are presented in the following table (dollars in thousands). No deduction was taken from capital for interest-rate risk.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2002:						
Risk-based capital	$137,237	10.36%	$105,972	8.0%	$132,465	10.0%
Core capital	127,570	5.72	89,195	4.0	111,493	5.0
Tangible capital	127,570	5.72	44,598	2.0	111,493	5.0
Tier 1 risk-based	127,570	9.19	58,781	4.0	85,274	6.0

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2001:						
Risk-based capital	$112,964	13.58%	$ 66,536	8.0%	$ 83,170	10.0%
Core capital	103,942	6.27	66,310	4.0	82,888	5.0
Tangible capital	103,942	6.27	33,155	2.0	82,888	5.0
Tier 1 risk-based	103,942	12.33	34,620	4.0	51,254	6.0

The Trust Company is subject to similar capital standards under OCC regulations with respect to its balance sheet assets. The Trust Company's capital amounts and ratios are presented in the following table (dollars in thousands).

	Actual	Required	Excess (Deficiency)	Capital	
				Actual	Required
As of March 31, 2002:					
Tangible capital	$2,897	$ 22	$2,875	261.70%	2.00%
Core capital	2,897	129	2,768	89.61	4.00
Risk-based capital	2,897	89	2,808	261.70	8.00
As of March 31, 2001:					
Tangible capital	$2,781	$ 22	$2,759	257.50%	2.00%
Core capital	2,781	120	2,661	92.58	4.00
Risk-based capital	2,781	86	2,695	257.50	8.00

(5) Investment and Mortgage-Backed Securities (Dollars in Thousands)

Available For Sale

A summary of investment securities available for sale follows:

	March 31, 2002				
	Weighted average rate	*Amortized cost*	*Unrealized gains*	*Unrealized losses*	*Fair value*
Investment securities:					
Corporate bonds	6.1%	$31,513	$ 274	$(248)	$31,539
Municipal bonds	3.4	2,643	—	—	2,643
U.S. Government Agency obligations	5.4	1,111	4	(8)	1,107
Trust preferred stocks	8.4	40,698	192	(632)	40,258
Marketable equity securities	—	5,637	3,472	—	9,109
Total investment securities		$81,602	$3,942	$(888)	$84,656

	March 31, 2001				
	Weighted average rate	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Investment securities:					
U.S. Government Agency obligations	6.7%	$ 603	$ 2	$ (3)	$ 602
Marketable equity securities		5,802	1,603	(170)	7,235
Total investment securities		$6,405	$1,605	$(173)	$7,837

The remaining contractual maturities of investments in debt securities at March 31, 2002 are summarized as follows:

Maturity Period	Amortized Cost	Fair Value
One year or less	$ 2,296	$ 2,294
More than one year to five years	16,262	16,382
More than five years to ten years	5,475	5,480
More than five years	51,932	51,391
Total	$75,965	$75,547

A summary of mortgage-backed and collateralized mortgage obligation securities available for sale follows:

	March 31, 2002				
	Weighted average rate	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Mortgage-backed securities due:					
One year or less	7.0%	$ 1,439	$ 41	$ —	$ 1,480
More than one year to five years	7.0	5,005	142	—	5,147
More than ten years	5.8	354,288	1,298	(1,969)	353,617
Total mortgage-backed securities	5.9	360,732	1,481	(1,969)	360,244
Collateralized mortgage obligations due:					
Five years or less	3.1	9,998	2	—	10,000
More than five years to ten years	3.9	35,224	53	(165)	35,112
More than ten years	4.9	173,759	725	(1,222)	173,262
Total collateralized mortgage obligations	4.6	218,981	780	(1,387)	218,374
Total	5.4%	$579,713	$2,261	$(3,356)	$578,618

	March 31, 2001				
	Weighted average rate	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Mortgage-backed securities due:					
Five years or less	7.0%	$ 12,029	$ 167	$ —	$ 12,196
More than ten years	6.7	272,689	3,369	(101)	275,957
Total mortgage-backed securities	6.7	284,718	3,536	(101)	288,153
Collateralized mortgage obligations due:					
Five years or less	6.5	9,997	62	—	10,059
More than five years to ten years	6.7	37,654	85	(233)	37,506
More than ten years	6.5	165,975	291	(754)	165,512
Total collateralized mortgage obligations	6.6	213,626	438	(987)	213,077
Total	6.6%	$498,344	$3,974	$(1,088)	$501,230

Adjustable-rate mortgage-backed securities and collateralized mortgage obligations available for sale had total amortized costs and fair values of $406,630 and $406,696 respectively, at March 31, 2002 and $413,440 and $416,044, respectively, at March 31, 2002.

For the year ended March 31, 2002, proceeds from the sales of investment securities available for sale amounted to $753, resulting in gross realized gains of $750, and proceeds from the sale of mortgage-backed securities amounted to $19,820, resulting in gross realized gains of $253. There were no sales of investment or mortgage-backed securities for the years ended March 31, 2001 and 2000.

Held To Maturity

A summary of mortgage-backed securities held to maturity follows:

	March 31, 2002				
	Weighted average rate	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Mortgage-backed securities due:					
Five years or less	8.3%	$ 67	$ 4	$—	$ 71
More than five years to ten years	9.0	354	22	—	376
More than ten years	6.7	782	6	—	788
Total mortgage-backed securities held to maturity	7.5%	$1,203	$32	$—	$1,235

	March 31, 2001				
	Weighted average rate	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Mortgage-backed securities due:					
Five years or less	8.7%	$ 32	$—	$—	$ 32
More than five years to ten years	8.9	537	—	—	537
More than ten years	8.7	1,569	16	—	1,585
Total mortgage-backed securities held to maturity	8.7%	$2,138	$16	$—	$2,154

Adjustable-rate mortgage-backed securities held to maturity had total amortized cost and fair value of $782 and $788, respectively, at March 31, 2002 and $1,569 and $1,585, respectively, at March 31, 2001.

Maturities of mortgage-backed securities are based on contractual maturities with scheduled amortization. Actual maturities will differ from contractual maturities due to prepayments.

Mortgage-backed securities with a book value of approximately and $10,572 and $444 were pledged as collateral for certain deposits in the "Deposit Collateralization Bailee Program" at the Federal Home Loan Bank of Boston at March 31, 2002 and 2001, respectively.

As a member of the Federal Home Loan Bank ("FHLB") system, the Company is required to maintain a minimum investment in FHLB stock. The current investment exceeds the required level at March 31, 2002. Any excess may be redeemed by the Company or called by the FHLB at par. At its discretion, the FHLB may declare dividends on this stock.

(6) Loans Receivable (Dollars in Thousands)

The Company's lending activities are conducted principally in Southeastern New England and, to a lesser degree, the Mid-Atlantic region. The Company grants one-to-four family and multifamily residential loans, commercial real estate loans, commercial loans and a variety of consumer loans. In addition, the Company grants loans for the construction of residential homes, multifamily properties and commercial real estate properties. The ability and willingness of one-to four-family and multifamily residential and consumer borrowers to honor their repayment commitments is generally dependent on real estate values and the level of overall economic activity within the borrowers' geographic areas. The ability and willingness of commercial, commercial real estate and construction loan borrowers to honor their repayment commitments is generally dependent on the health of the real estate economic sector in the borrowers' geographic areas and the general economy.

The following is a comparative summary of loans receivable classified by type at March 31:

	2002	2001
Mortgage loans:		
Residential 1-4 family	$ 629,079	$ 677,512
Multi-family	6,218	3,015
Commercial real estate	115,243	44,375
Construction and land	63,810	72,225
Total mortgage loans	814,350	797,127
Commercial loans	200,016	94,681
Consumer loans and other loans:		
Home equity lines	83,013	45,191
Second mortgages	48,901	61,759
Other consumer loans	13,713	9,665
Total consumer loans	145,627	116,615
Total loans receivable	1,159,993	1,008,423
Less:		
Allowance for loan losses	(19,237)	(13,233)
Undisbursed proceeds of construction mortgages in process	(21,818)	(19,445)
Purchase premium on loans, net	5,869	—
Deferred loan origination costs, net	943	1,429
	(34,243)	(31,249)
Loans receivable, net	$1,125,750	$ 977,174

At March 31, 2002 and 2001, mortgage loans sold to others and serviced by the Bank on a fee basis under various agreements amounted to $1,588,000 and $1,531,000, respectively. Loans serviced for others are not included in the Consolidated Balance Sheets.

Loans placed on non-accrual status totaled approximately $3,704 and $1,332 at March 31, 2002 and 2001, respectively.

The following table summarizes information regarding the reduction of interest income on non-accrual loans for the years ended March 31:

	2002	2001	2000
Income in accordance with original items	$216	$127	$107
Income recognized	106	81	78
Foregone interest income during year	$110	$ 46	$ 29

At March 31, 2002 and 2001, total impaired loans of $868 and $1,138 required impairment allowances of $144 and $193, respectively. All impaired loans have been measured using the fair value of the collateral method. The average recorded value of impaired loans was $1,003 in 2002 and $847 in 2001. The Company follows the same policy for recognition of income on impaired loans as it does for all other loans. Impaired loans of $868 and $798 were on non-accrual at March 31, 2002 and 2001, respectively.

The following table summarizes information regarding the reduction of interest income on impaired loans for the years ended March 31:

	2002	2001	2000
Income in accordance with original terms	$98	$77	$114
Income recognized	81	46	75
Foregone interest income during the year	$17	$31	$ 39

At March 31, 2002, there were no commitments to lend additional funds to those borrowers whose loans were classified as impaired or non-accrual.

An analysis of the allowance for loan losses for the years ended March 31 is as follows:

	2002	2001	2000
Balance at beginning of year	$13,233	$12,275	$12,016
Allowance for loan losses acquired	5,196	—	—
Provision for loan losses	1,200	1,200	1,200
Charge-offs	(493)	(281)	(958)
Recoveries	101	39	17
Balance at end of year	$19,237	$13,233	$12,275

In the ordinary course of business, the Company makes loans to its directors, executive officers, and their related interests, at the same prevailing terms as those of other borrowers. The following is a summary of related party loan activity for the years ended March 31:

	2002	2001	2000
Balance, beginning of year	$1,296	$ 888	$ 685
Originations	146	630	313
Principal repayments	(509)	(222)	(110)
Balance, end of year	$ 933	$1,296	$ 888

Not included in the amounts stated above are unused portions of lines of credit. These amounted to $308 and $235 at March 31, 2002 and 2001, respectively.

Loans with a book value of $10,398 and $9,841 were pledged as collateral for the "Deposit Collateralization Bailee Program" with the Federal Home Loan Bank of Boston at March 31, 2002 and March 31, 2001, respectively.

(7) Sale of Mortgage Loans (Dollars in Thousands)

The following summarizes mortgage loan sales and the components of gain or (loss) on sale of mortgage loans for the years ended March 31:

	2002	2001	2000
Gain (loss) on sale of mortgage loans:			
Cash proceeds from sales of loans	$ 647,233	$ 119,677	$ 250,265
Buy-up (down) fees received, net	262	33	61
Net cash proceeds from sales of loans	647,495	119,710	250,326
Principal balance of loans sold	(644,031)	(119,719)	(251,768)
Deferred origination (costs) fees recognized at time of sale	(3,082)	(451)	(1,331)
Fair value of forward commitments to sell, net of fair value of commitments to originate mortgage loans held for sale	179	—	—
Change in unrealized loss on mortgage loans held for sale	250	—	—
Capitalized mortgage servicing rights	4,714	1,043	1,821
Gain (loss) on sale of mortgage loans, net	$ 5,525	$ 583	$ (952)

The following is a summary of capitalized mortgage servicing rights for the years ended March 31:

	2002	2001	2000
Balance at beginning of year	$ 5,131	$ 6,538	$ 6,787
Capitalized mortgage servicing rights	4,714	1,043	1,821
Amortization	(2,850)	(2,450)	(2,070)
Balance end of year	$ 6,995	$ 5,131	$ 6,538

An analysis of the valuation allowance related to mortgage servicing rights for the years ended March 31 is as follows:

	2002	2001	2000
Balance at beginning of year	$250	$250	$250
Provision for losses	240	—	—
Balance at end of year	$490	$250	$250

(8) Office Properties and Equipment (Dollars in Thousands)

Office properties and equipment consist of the following at March 31:

	2002	2001
Land	$ 3,678	$ 1,882
Office building and improvements	31,941	20,368
Furniture, fixtures and equipment	20,043	14,520
Construction in progress	1,204	139
	56,866	36,909
Less accumulated depreciation	(19,091)	(12,871)
	$ 37,775	$ 24,038

The Company leases certain office space under various non-cancelable operating leases. A summary of future minimum rental payments under such leases at March 31, 2002 follows:

Year ending March 31,	Minimum Rental Expense
2003	$ 906
2004	809
2005	568
2006	457
2007	453
After 2007	3,226

Rent expense was $458, $330, and $181 for the years ended March 31, 2002, 2001 and 2000, respectively.

(9) Deposits (Dollars in Thousands)

Deposits at March 31 are as follows:

	Weighted Average Rates at March 31, 2002	2002		2001	
		Amount	%	Amount	%
Money market	2.09%	$ 152,931	11.6%	$ 53,075	7.5%
Business checking	—	141,700	10.8	71,419	10.1
Savings	1.40	235,338	17.9	102,884	14.5
NOW	0.50	137,451	10.4	72,241	10.2
		667,420	50.7	299,619	42.3
Certificates:					
Six months to one year	3.18	231,304	17.6	114,637	16.2
Over one year	4.93	166,687	12.6	159,733	22.6
Jumbo	4.64	8,339	0.6	7,876	1.1
IRA & Keogh	4.56	130,290	9.9	82,677	11.7
Business statement	2.21	67,373	5.1	760	0.1
7-91 day	2.07	44,218	3.4	42,114	6.0
Purchase premium on time deposits		1,632	0.1	—	—
Total certificate accounts		649,843	49.3	407,797	57.7
		$1,317,263	100.0%	$707,416	100.0%

At March 31, 2002 and 2001, the weighted average stated interest rate of deposits was 2.39% and 3.98%, respectively.

The remaining contractual maturities of certificate accounts at March 31 are summarized as follows:

	2002		2001	
	Amount	%	Amount	%
Within twelve months	$528,133	81.3%	$313,336	76.8%
More than thirteen months to thirty-six months	93,226	14.3	88,936	21.8
Beyond thirty-six months	28,484	4.4	5,525	1.4
	$649,843	100.0%	$407,797	100.0%

At March 31, 2002, the Company had certificate accounts in amounts of $100 or more maturing as follows:

Maturity Period	Amount	Weighted Average Rate
Three months or less	$ 93,200	2.52%
Over 3 through 6 months	23,371	3.76
Over 6 through 12 months	33,373	4.66
Over 12 months	21,784	4.81
Total	$171,728	3.40%

In the ordinary course of business, the Company accepts deposits from brokerage companies on behalf of their clients. These monies are invested in certificates of deposit. Brokered deposits amounted to $7,149 and $1,391 at March 31, 2002 and 2001, respectively.

Interest expense on deposits consisted of the following for the years ended March 31:

	2002	2001	2000
Money market	$ 1,281	$ 1,156	$ 780
Regular and club	1,697	1,777	1,743
NOW	384	637	558
Certificates	22,068	22,682	21,731
	$25,430	$26,252	$24,812

(10) Federal Home Loan Bank Advances and Other Borrowings (Dollars in thousands)

At March 31, 2002 and 2001, advances from the Federal Home Loan Bank of Boston ("FHLB") with a weighted average interest rate of 5.25% and 5.99%, respectively, mature as follows:

Year ending March 31,	2002	2001
2002	$ —	$275,854
2003	392,586	179,499
2004	62,257	39,785
2005	15,652	20,317
2006	95,966	218,787
After 2006	74,914	—
	$641,375	$734,242

The unamortized purchase premium on FHLB advances at March 31, 2002 was $12,299.

In accordance with the FHLB collateral requirements, a portion of the Bank's first mortgage loans on residential property and all otherwise unencumbered deposits and securities issued, insured or guaranteed by the United States government or an agency thereof, are pledged as collateral to secure such advances.

The Bank has a $25,000 secured line of credit available and additional borrowing capacity of $200,448 with the FHLB at March 31, 2002.

The Bank had other borrowings of $101,146 at March 31, 2002, including the unamortized purchase premium of $7,472, and $80,522 at March 31, 2001, primarily consisting of reverse repurchase agreements with securities dealers that were collateralized by mortgage-backed securities. The following table shows information pertaining to these agreements for the years ended March 31:

	2002	2001	2000
Reverse repurchase agreements	$ 90,972	$ 80,000	$171,467
Book value of pledged collateral	95,051	85,882	186,802
Fair value of pledged collateral	93,306	87,171	185,254
Maximum amount outstanding at any month end	151,522	172,003	191,538
Average amount outstanding during the year	118,471	140,451	105,559
Weighted average interest rate during the period	4.02%	6.36%	5.51%
Weighted average interest rate at end of period	6.37	6.32	5.88

The following table shows information pertaining to the maturity of these agreements for the years ended March 31:

Year ending March 31,	2002	2001
2002	$ —	$80,000
2008	11,153	—
2010	79,819	—
	$90,972	$80,000

Included in FHLB advances and reverse repurchase agreements are putable borrowings. All of the putable borrowings are exercisable at the discretion of the counter-party. At March 31, 2002, the Bank had the following putable borrowings:

Advance Date	Contractual Maturity Date	Put Date	Exercise Type	Balance	Interest Rate	Counter-Party
03/13/98	03/13/08	06/13/02	Quarterly	$ 36,000	3.51%	FHLB
03/26/98	03/26/08	06/26/02	Quarterly	10,500	3.35%	Salomon Smith Barney
03/26/98	03/26/08	06/26/02	Quarterly	11,000	3.59%	FHLB
08/25/98	08/19/13	08/19/03	Quarterly	8,000	3.85%	FHLB
08/27/98	08/19/13	08/19/03	Quarterly	18,000	3.85%	FHLB
09/30/98	09/30/13	09/30/05	Quarterly	13,000	4.46%	FHLB
01/19/99	01/20/09	01/21/03	One Time	15,000	4.98%	FHLB
10/08/99	10/08/09	04/08/02	Quarterly	24,000	5.58%	FHLB
11/08/99	11/09/09	11/08/02	Quarterly	74,000	3.95%	FHLB
12/20/99	12/21/09	06/20/02	Quarterly	20,000	3.89%	FHLB
02/16/00	02/16/10	05/19/02	Quarterly	10,000	6.47%	FHLB
02/16/00	02/16/10	02/18/03	Quarterly	10,000	6.69%	FHLB
08/14/00	08/16/10	08/14/03	Quarterly	35,000	4.32%	Salomon Smith Barney
08/14/00	08/16/10	08/16/05	One Time	20,000	4.74%	Salomon Smith Barney
08/14/00	08/18/10	08/18/05	One Time	18,000	4.72%	Salomon Smith Barney
11/08/00	11/08/05	05/08/02	Quarterly	45,000	5.97%	FHLB
12/20/00	12/20/10	06/20/02	Quarterly	15,000	4.95%	FHLB
02/05/01	02/07/11	02/05/03	Quarterly	10,000	4.58%	FHLB
03/05/01	03/07/11	06/05/02	Quarterly	30,000	3.99%	FHLB
				$422,500		

Other borrowings also included a $10,000 promissory note payable with arms-length terms to an affiliate of M/D Trust, LLC, a related party. The note is due February 1, 2012, with interest rate of 5.547% that is subject to adjustment on February 14, 2007.

During March 2002, the Company pre-paid Federal Home Loan Bank advances totaling $110,863 and reverse repurchase agreements totaling $50,863, which resulted in an after-tax extraordinary loss on early extinguishment of debt of $568,000, net of a $394 tax benefit.

(11) Company Obligated, Mandatorily Redeemable Securities

The Company has two subsidiary business trusts acquired as part of the People's acquisition, Capital Trust I and Capital Trust II, of which the Company owns all of the common securities. These trusts have no independent assets or operations and exist for the sole purpose of issuing trust preferred securities and investing the proceeds in an equivalent amount of junior subordinated debentures issued by the Company. The junior subordinated debentures, which are the sole assets of the trusts, are unsecured obligations of the Company and generally are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of the Company. The principal amount of subordinated debentures held by each trust equals the aggregate liquidation amount of its trust preferred securities and its common securities. The subordinated debentures bear interest at the same rate, and will mature on the same date, as the corresponding trust preferred securities. Interest is cumulative and can be deferred for up to five years. The effect of various contractual obligations of the Company undertaken in connection with the issuance of trust preferred securities is that the Company fully and unconditionally guarantees each trust's obligations under the trust securities.

At March 31, 2002 Capital Trust I had $13.8 million of 9.76% trust preferred securities outstanding that mature in June 2027 unless the Company elects and obtains regulatory approval to accelerate the maturity date to as early as June 2002. On May 28, 2002, the Company announced the redemption of the Capital Trust I preferred securities, at par, on June 30, 2002. Capital Trust II had $10.0 million of 11.695% trust preferred securities outstanding that mature in July 2030 unless the Company elects and obtains regulatory approval to accelerate the maturity date to as early as July 2010. The purchase premium on the trust preferred securities was $1.9 million at March 31, 2002 and is being amortized over the estimated life of the underlying securities.

(12) Litigation

Various legal proceedings are pending against the Company which have arisen out to the normal course of business. In the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position, the annual results of operations, or liquidity of the Company.

(13) Financial Instruments with Off-balance Sheet Risk (In thousands)

The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to manage interest-rate risk exposure. These financial instruments primarily include commitments to originate and sell loans, unadvanced lines of credit, and interest rate swap agreements. The instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheet. The contract amounts of those instruments reflect the extent of the Company's involvement in these particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for loan commitments and unadvanced lines of credit is represented by the contractual amount of those instruments. The Company uses similar credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

	2002	2001
Financial instruments whose contractual amount represents credit risk:		
Commitments to originate loans to be sold	$90,585	$41,285
Commitments to originate loans to be held in portfolio	11,327	17,633
Unadvanced home equity lines of credit	94,397	54,213
Unadvanced commercial lines of credit	90,569	34,432
Unadvanced residential construction loans	21,817	19,445
Financial instruments whose contractual amount exceeds the amount of credit risk:		
Commitments to sell residential mortgage loans	56,212	69,575
Financial instruments whose notional amount exceeds the amount of credit risk:		
Notional amounts — interest rate swap agreements	25,000	50,000

At March 31, 2002 and 2001, commitments to originate loans to be sold with maturities ranging from 12 years to 30 years had interest rates ranging from 5.25% to 8.63% and 4.95% to 7.88%, respectively. Commitments to originate loans, unadvanced commercial lines of credit, unadvanced home equity lines of credit and unadvanced residential construction loans are agreements to lend to a customer provided there is no violation of any condition established in the contract.

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the borrower.

The Company also enters into contracts to sell mortgage loans in the secondary market. Risks arise from the possible inability of the Company to originate loans to fulfill these contracts, in which case the Company would normally purchase loans or securities in the open market to deliver against these contracts. All loans are sold either without recourse or with limited recourse to the Company in the event of default or early pre-payment.

In addition, the Company uses interest rate swap agreements as part of its interest-rate risk management strategy. Swaps are agreements in which the Company agrees with another party to exchange interest payments (e.g. fixed-rate for floating-rate payments) computed on a notional amount. The credit risk associated with swap agreements is the risk of default by the counterparty. To minimize this risk, the Company enters into swap agreements only with highly rated counterparties that management believes to be creditworthy. The notional amounts of these agreements do not represent amounts exchanged by the parties and, thus, are not a measure of the Company's potential loss exposure.

(14) Income Taxes (Dollars in thousands)

Income tax expense for the years ended March 31 is summarized as follows:

	2002	2001	2000
Current income tax expense:			
Federal income tax	$6,581	$4,512	$2,642
State income tax	710	374	178
	7,291	4,886	2,820
Deferred income tax (benefit) expense:			
Federal income tax	57	(398)	841
State income tax	8	(267)	28
	65	(665)	869
Income tax expense	$7,356	$4,221	$3,689

The reasons for the differences between the effective tax rates and the statutory federal income tax rate for the years ended March 31 were as follows:

	2002	2001	2000
Statutory federal income tax rate	35.0%	34.0%	34.0%
Items affecting federal income tax rate:			
State tax, net of federal benefit	2.4	0.5	1.1
Appreciation of stock contributed to ESOP	0.4	0.7	0.3
Earnings on Bank-Owned Life Insurance	(3.5)	(4.2)	(4.4)
Other, net	1.0	0.5	0.1
Effective income tax rate	35.3%	31.5%	31.1%

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at March 31 are presented below:

	2002	2001
Deferred tax assets:		
Accrued interest income	$ 64	$ 31
Deferred loan fees, net	116	142
Accrued stock awards	529	884
Accrued pension	784	—
Allowance for loan losses	8,046	5,322
Purchase accounting	8,961	—
Other	754	49
Gross deferred tax asset	19,254	6,428
Deferred tax liabilities:		
Depreciation	1,181	610
Limited partnership	1,191	—
Mortgage servicing rights	2,926	2,100
Other	—	58
Unrealized gain on investments available for sale	558	1,767
Gross deferred tax liability	5,856	4,535
Deferred income tax assets, net	$13,398	$1,893

The net deferred federal income tax asset of $10,012 at March 31, 2002 is supported by the potential recovery of taxes previously paid by the Company in the carryback period. Since there is no carryback provision for state purposes, management believes the existing net deductible temporary differences which give rise to the net deferred state income tax asset of $3,386 will reverse during periods in which the Company generates net taxable income.

As a result of the Tax Reform Act of 1996, the special tax bad debt provisions were amended to eliminate the reserve method. However, the base year reserve of approximately $7,398 remains subject to recapture in the event that the Company pays dividends in excess of its earnings and profits or redeems its stock.

(15) Pension Plan and Other Benefits (Dollars in Thousands, Except Per Share Data)

Employee Stock Ownership Plan

Effective January 15, 1997 the Company adopted the ESOP. The ESOP is designed to provide retirement benefits for eligible employees of the Bank. Because the ESOP invests primarily in the stock of the Company, it will also give eligible employees an opportunity to be granted an ownership interest in the Company. Employees are eligible to participate in the ESOP after reaching age twenty-one, completing one year of service and working at least one thousand hours of consecutive service during the previous year. Contributions are allocated to eligible participants on the basis of compensation.

During January 1997, the Company issued a total of 697,010 shares to the trust administering the ESOP at a total purchase price of $6,970. The purchase was made from the proceeds of a $6,970 loan from FAB FUNDING CORPORATION, a wholly-owned subsidiary of the Company, bearing interest at the prime rate. The loan will be repaid over a period of approximately nine years, principally with funds from the Company's future contributions to ESOP, subject to IRS limitations. The Company recognized a charge to compensation and employee benefits expense of $1,391, $1,064 and $971, during fiscal years 2002, 2001 and 2000, respectively.

Shares used as collateral to secure the loan are released and available for allocation to eligible employees as the principal and interest on the loan is paid. Employees vest in their ESOP account at a rate of 20% annually commencing after the completion of one year of credited service or immediately if service was terminated due to death, retirement, disability, or change in control. Dividends on allocated shares are credited to the participants' ESOP accounts.

At March 31, 2002, shares held in suspense to be released annually as the loan is paid down amounted to 232,341. The fair value of unallocated ESOP shares was $5,553 at March 31, 2002. Dividends on allocated ESOP shares are charged to retained earnings, dividends on unallocated ESOP shares are charged to compensation and employee benefits expense and ESOP shares committed-to-be released are considered outstanding in determining earnings per share.

1997 Stock-Based Incentive Plan ("SIP")

On August 5, 1997, the Company's stockholders approved the SIP, which was subsequently amended, restated and approved by the stockholders in 1998. The objective of the SIP is to enable the Company to provide officers, key employees and directors with a proprietary interest in the Company as an incentive to encourage such persons to remain with the Company. The SIP acquired 348,286 shares in the open market at an average price of $20.78 per share. This acquisition represents deferred compensation which is initially recorded as a reduction in stockholders' equity and charged to compensation expense over the vesting period of the award.

Awards are granted in the form of common stock held by the SIP and vest in five annual installments commencing one year from the date of the award. Recipients are entitled to all voting and other stockholder rights. As of March 31, 2002, 366 shares remain unallocated under the SIP. A summary of award activity follows:

	Number of Shares
Balance at March 31, 1999	278,423
Granted	3,000
Distributed	(68,846)
Forfeited	(291)
Balance at March 31, 2000	212,286
Granted	1,000
Distributed	(69,318)
Forfeited	—
Balance at March 31, 2001	143,968
Granted	—
Distributed	(69,273)
Forfeited	(198)
Balance at March 31, 2002	74,497

Compensation expense in the amount of the fair value of the stock at the date of the grant, will be recognized over the applicable service period for the portion of each award that vests equally over a five-year period. The Company recognized $393, $765 and $1,253, in compensation and benefits expense for these awards during fiscal years 2002, 2001 and 2000, respectively.

Stock Option Plans

The Company adopted a stock option plan in 1997 as part of the SIP (the "1997 Plan") for officers, key employees and directors. The 1997 Plan was subsequently amended and restated in 1998. Pursuant to the terms of the 1997 Plan, the number of common shares reserved for issuance is 870,715, of which none remain unawarded. All options have been issued at not less than fair market value at the date of the grant. Options are exercisable in accordance with the terms of each individual's award agreement, however no option will be exercisable more than 10 years after the date of the grant. All stock options granted vest over a five year period from the date of the grant.

In 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan"). Pursuant to the terms of the 1998 Plan, the number of common shares reserved for issuance is 413,590, of which 171,403 remain unawarded. All options have been issued at not less than fair market value at the date of the grant and expire in 10 years from the date of the grant. Options are exercisable in accordance with the terms of each individual's award agreement, however no option will be exercisable more than 10 years after the date of the grant. All stock options granted vest over a five year period from the date of the grant.

In conjunction with the People's acquisition on February 28, 2002, the Company assumed obligations under People's stock option plans. Pursuant to the terms of these plans, the number of common shares reserved for issuance is 207,760, of which none remain unawarded. All options have been issued at not less than fair market value at the date of the grant as adjusted for the exchange ratio of 1.2644 as part of the People's acquisition. Options are exercisable in accordance with the terms of each individual's award agreement, however no option will be exercisable more than 10 years after the date of the grant. All stock options granted have vested as of February 28, 2002.

A summary of option activity follows:

	Number of Shares	Weighted Average Exercise Price
Balance at March 31, 1999	857,350	$18.57
Granted	20,000	19.25
Expired	(388)	18.50
Forfeited	(579)	18.50
Balance at March 31, 2000	876,383	18.58
Granted	235,494	12.94
Forfeited	(2,000)	12.94
Balance at March 31, 2001	1,109,877	17.39
Granted	—	—
Assumed in acquisition	207,760	15.06
Exercised	(3,993)	18.68
Balance at March 31, 2002	1,313,644	$17.02

A summary of options outstanding and exercisable by price range as of March 31, 2002 follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Outstanding As of March 31,2002	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Exercisable As of March 31,2002	Weighted Average Exercise Price
$ 3.16 – $12.26	86,378	4.1 years	$10.42	86,378	$10.42
$12.94 – $17.80	264,271	7.7 years	13.33	77,636	14.26
$18.50	780,753	5.3 years	18.50	623,345	18.50
$18.98 – $19.77	182,242	5.7 years	19.17	139,990	19.15
	1,313,644		17.02	927,349	17.49

The Company applies APB Opinion No. 25 in accounting for stock options and, accordingly, no compensation expense has been recognized in the financial statements. Had the Company determined compensation expense based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net income as reported	$12,432	$9,164	$8,186
Pro forma net income	11,188	8,869	8,046
Basic earning per share as reported	2.09	1.57	1.31
Diluted earnings per share as reported	2.07	1.56	1.31
Pro forma basic earnings per share	1.88	1.51	1.29
Pro forma diluted earnings per share	1.87	1.51	1.29

The fair value of stock options was determined by using the binomial option pricing model. The following assumptions were inputs to the model:

	2002	2001	2000
Expected dividend yield	1.76%	2.66%	1.95%
Risk-free interest rate	4.88%	5.05%	6.51%
Expected volatility	23.56%	18.49%	23.95%
Expected life in years	5.8	7.1	7.5

The per share weighted average fair value of stock options granted during fiscal years 2001 and 2000 was $2.56 and $1.55, respectively,

Pension Plan

All eligible officers and employees of the Company, who have reached the age of twenty-one and completed one year of service, are included in a noncontributory, defined benefit pension plan (the "Pension Plan") provided by the Company. The Pension Plan is administered by Pentegra (the "Fund"). The Fund does not segregate the assets or liabilities of all participating employers and, accordingly, disclosure of accumulated vested and nonvested benefits is not possible. Contributions are based on each individual employer's experience. According to the Fund's administrators, as of June 30, 2001, the date of the latest actuarial valuation, the market value of the Fund's net assets exceeded the actuarial present value of vested and nonvested benefits in the aggregate.

The Company's contribution to the pension plan was $ 978, $785 and $104 for the years ended March 31, 2002, 2001 and 2000.

Postretirement Benefits

On April 1, 1995, the Company adopted SFAS No. 106, *Employers' Accounting for Postretirement Benefits Other than Pensions.* Under SFAS No. 106, the Company changed its method of accounting for postretirement benefits other than pensions from the pay-as-you-go method to the method of accruing these costs over employees' service periods. The effect of adopting SFAS No. 106 can be charged to expense immediately or spread over no more than the lesser of twenty years or the average life expectancy of the participants. The Company currently provides postretirement benefits for a limited number of retirees. The Company is amortizing the cumulative effect of this change of $71 over the average life expectancy of the participants, which is 10 years.

Supplemental Retirement Plan

The Company has adopted a supplemental retirement plan which provides for certain Company executives to receive benefits upon retirement subject to certain limitations as set forth in the plan. The Company's expense under this Plan was $294, $268 and $216 for the years ended March 31, 2002, 2001 and 2000, respectively. At March 31, 2002, the Company holds restricted assets in an irrevocable grantor's trust with a cost basis of $3,363 and a market value of $3,098, of which $1,294 are common stock of the Company and are classified as treasury stock, and the remaining $1,804 are included in other assets and offset by an accrued liability of $3,908. These treasury shares are considered retired in the computation of earnings per share.

Employee Tax Deferred Thrift Plan

The Company has an employee tax deferred thrift plan (the "401k Plan") under which employee contributions to the 401k Plan are matched within certain limitations by the Company. Full-time employees are eligible to participate in the 401k Plan. The amounts matched by the Company are included in compensation and benefits expense. The amounts matched for the years ended March 31, 2002, 2001 and 2000 were $252, $204 and $192 respectively.

Executive Officer Employment Agreements

The Bank and the Company have entered into Employment Agreements with its President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, two other Executive Vice Presidents and a Senior Vice President. The agreements generally provide for the continued payment of specified compensation and benefits for five years for the President and Chief Executive and Executive Vice President and Chief Operating Officer, and for two years for the other three executives. They also provide payments for the remaining term of the agreement after the officers are terminated, unless the termination is for "cause" as defined in the Employment Agreement. In the event of a change in control, as defined in the agreements, payments will also be provided to the officer upon voluntary or involuntary termination. In addition, the Bank entered into change in control agreements with certain other executives which provide for the payment, under certain circumstances, to the executive upon the executives termination after a change in control, as defined in their change in control agreements.

Employee Severance Compensation Plan

The Bank established the First Federal Savings Bank of America Employee Severance Compensation Plan (the "Plan") on January 15, 1997. The Plan provides eligible employees with severance pay benefits in the event of a change in control of the Bank or Company. Generally, employees are eligible to participate in the Plan if they have completed at least one year of service with the Bank and are not eligible to receive benefits under the executive officer employment agreements. The Plan provides for the payment, under certain circumstances, of lump-sum amounts upon termination following a change in control, as defined in the Plan.

(16) Fair Values of Financial Instruments (Dollars in thousands)

Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Other significant assets and liabilities that are not considered financial assets or liabilities include real estate acquired by foreclosure, the deferred income tax asset, office properties and equipment, and core deposit and other intangibles. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. Because no actual market exists for some of the Company's financial instruments, fair value estimates are based on judgments regarding future expected loss experience, cash flows, current economic conditions, risk characteristics and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions and changes in the loan, debt and interest rate markets could significantly affect the estimates. Further, the income tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on the fair value estimates and have not been considered.

The following methods and assumptions were used by the Company in estimating fair values of its financial instruments:

Cash on Hand and Due from Banks

The fair values for cash on hand and due from banks approximate the carrying amount as reported in the balance sheet.

Short-term Investments

The fair values for short-term investments approximate the carrying amount as reported because of the short-term nature of these financial instruments.

Investment and Mortgage-backed Securities

Fair values for investment and mortgage-backed securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Mortgage Loans Held for Sale

Fair values for mortgage loans held for sale are based on quoted market prices. Commitments to originate loans and forward commitments to sell loans have been considered in the value of mortgage loans held for sale.

Loans

The fair values of loans are estimated using discounted cash flow analyses and interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The incremental credit risk for nonperforming loans has been considered in the determination of the fair value of loans.

Accrued Interest Receivable

The fair value of accrued interest receivable approximates its carrying amount as reported in the balance sheet because of the short-term nature of these financial instruments.

Stock in FHLB of Boston

The fair value for FHLB stock approximates the carrying amount as reported in the balance sheet. If redeemed, the Company expects to receive an amount equal to the par value of the stock.

Deposits and Advance Payments by Borrowers for Taxes and Insurance

The fair values of demand deposits (e.g., NOW, business checking, savings accounts, certain types of money market accounts and advance payments by borrowers for taxes and insurance) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

FHLB Advances

The fair value of FHLB overnight advances approximates their carrying value due to their short term nature. All other advances are estimated using a discounted cash flow technique that applies interest rates currently being offered on advances to a schedule of aggregated expected monthly maturities on FHLB advances.

Other Borrowings

Other borrowings consist primarily of reverse repurchase agreements with securities dealers. The fair value of other borrowings are estimated using a discounted cash flow technique that applies interest rates currently being offered on reverse repurchase agreements to a schedule of aggregated expected monthly maturities on other borrowings.

Company Obligated, Mandatorily Redeemable Securities

The fair value of company obligated, mandatorily redeemable securities is based on the quoted market price.

Accrued Interest Payable

The fair value of accrued interest payable approximates its carrying amount as reported in the balance sheet because of the short-term nature of these financial instruments.

Interest Rate Swap Agreements

The fair value of the off-balance sheet interest rate swap agreements is the net of the present values of the pay fixed / receive floating payments, discounted at current swap rates for the appropriate remaining term of the existing swaps.

Other Off-balance Sheet Instruments

Fair values for the Company's off-balance-sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counter parties' credit standing. The difference between the fair value of commitments to originate loans and their book value is considered to be immaterial based on a comparison to current offering rates for similar loan products. The contractual value of commitments to sell loans was considered in determining the fair value of loans held for sale. The Company's commitments for unused lines and outstanding standby letters of credit and unadvanced portions of loans are at floating rates, and therefore, there is no fair value adjustment.

The carrying amounts and fair values of the Company's financial instruments at March 31 are as follows:

	2002		2001	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:				
Cash on hand and due from banks	$ 44,159	$ 44,159	$ 23,013	$ 23,013
Short-term investments	100,890	100,890	200	200
Mortgage loans held for sale	126,729	126,830	39,103	39,103
Investment securities available for sale	84,656	84,656	7,837	7,837
Mortgage-backed securities available	578,618	578,618	501,230	501,230
Mortgage-backed securities held to maturity	1,203	1,235	2,138	2,154
Stock in FHLB of Boston	58,433	58,433	40,369	40,369
Loans receivable, net	1,125,750	1,142,507	977,174	993,357
Accrued interest receivable	11,124	11,124	7,928	7,928
Financial liabilities:				
Deposits	$1,317,263	$1,321,163	$707,416	$710,876
FHLB advances and other borrowings	754,820	758,657	814,764	828,768
Company obligated, mandatorily redeemable securities	25,657	25,657	—	—
Advance payments by borrowers for taxes and insurance	6,163	6,163	5,868	5,868
Accrued interest payable	4,814	4,814	5,997	5,997
Financial instruments with off-balance sheet notional amounts:				
Interest rate swap agreements	(440)	(440)	—	(743)
Forward commitments to sell mortgage loans held for sale	356	356	—	(44)
Commitments to originate rate-locked loans for sale	(132)	(132)	—	89

(17) Parent Company Only Financial Statements (Dollars in Thousands)

The following are the condensed financial statements for FIRSTFED AMERICA BANCORP, INC. (the "Parent Company") only at March 31:

Balance Sheet

	2002	2001
Assets		
Cash and amounts due from banks	$ 594	$ 153
Investment in trading securities	36	815
Investment securities available for sale (amortized cost of $5,636 and $5,798)	8,703	6,062
Investment in subsidiaries, at equity	184,278	111,753
Goodwill	2,771	—
Deferred tax asset	2,592	1,518
Total assets	$198,974	$120,301
Liabilities and Stockholders' Equity		
Company obligated, mandatory redeemable securities	$ 26,393	$ —
Other borrowings	10,000	327
Accrued expenses and other liabilities	7,234	8,416
Total liabilities	43,627	8,743
Stockholders' equity	155,347	111,558
Total liabilities and stockholders' equity	$198,974	$120,301

Statement of Operations

	2002	2001	2000
Income:			
Dividends received from subsidiaries	$ 34,850	$5,750	$5,550
Interest and dividend income	187	152	119
Other non-interest income	—	128	293
	35,037	6,030	5,962
Expenses:			
Interest expense	340	52	—
Non-interest expense	712	468	355
Income tax (benefit) expense	(311)	(103)	30
	741	417	385
Income before equity in net income of subsidiaries	34,296	5,613	5,577
Equity in undistributed net income (loss) of subsidiaries	(21,864)	3,551	2,609
Net income	$ 12,432	$9,164	$8,186

Statement of Cash Flows

	2002	2001	2000
Net cash flows from operating activities:			
Net income	$ 12,432	$ 9,164	$ 8,186
Adjustments to reconcile net loss to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	21,864	(3,551)	(2,609)
Appreciation in fair value of ESOP shares	617	290	196
Amortization of purchase premium on Company obligated, mandatorily redeemable securities	(19)	—	—
Unrealized (gain) loss on investment in limited partnership	4	(128)	(293)
Decrease in prepaid expenses and other assets	(124)	—	—
Decrease in accrued expenses and other liabilities	(1,265)	(1,517)	(681)
Net cash provided by operating activities	33,509	4,258	4,799
Cash flow from investing activities:			
Cash payment for acquisition, net of cash acquired	(41,711)	—	—
Purchase of investment in limited partnership	(40)	(100)	(200)
Purchase of investment securities available for sale	—	(142)	—
Proceeds from the sale of investment in limited partnership	815	—	—
Change in investment in subsidiaries	(645)	1,286	(196)
Net cash (used in) provided by investing activities	(41,581)	1,044	(396)
Cash flow from financing activities:			
Net increase in short-term borrowings	10,000	327	—
Repayments on other borrowings	(327)	—	—
Cash dividends paid	(3,235)	(2,386)	(1,808)
Stock options exercised	71	—	—
Payments to acquire treasury shares	(61)	(6,296)	(5,271)
Reduction in unearned 1997 stock-based incentive plan shares	1,290	1,286	1,277
Reduction in allocated ESOP shares	775	774	774
Net cash provided by (used in) financing activities	8,513	(6,295)	(5,028)
Net increase (decrease) in cash and cash equivalents	441	(993)	(625)
Cash and cash equivalents at beginning of year	153	1,146	1,771
Cash and cash equivalents at end of year	$ 594	$ 153	$ 1,146

(18) Quarterly Results of Operations (unaudited)

Summaries of consolidated operating results on a quarterly basis for the year ended March 31 follows:

	2002 Quarters				2001 Quarters			
	Fourth	Third	Second	First	Fourth	Third	Second	First
	(Dollars in Thousands, Except Per Share Amounts)							
Interest and dividend income	$25,904	$25,418	$27,521	$28,006	$28,855	$29,044	$28,826	$27,350
Interest expense	16,056	15,894	18,293	18,883	20,066	20,670	20,088	18,571
Net interest income	9,848	9,524	9,228	9,123	8,789	8,374	8,738	8,779
Provision for loan losses	300	300	300	300	300	300	300	300
Non-interest income	5,518	4,634	2,460	3,966	2,416	2,164	2,412	1,966
Non-interest expense	10,191	7,458	7,180	7,455	7,266	7,142	7,647	6,998
Income before income taxes	4,875	6,400	4,208	5,334	3,639	3,096	3,203	3,447
Income tax expense	1,741	2,402	1,376	1,837	1,174	966	1,007	1,074
Net income before extraordinary loss and cumulative effect of accounting change	3,134	3,998	2,832	3,497	2,465	2,130	2,196	2,373
Extraordinary loss on early extinguishment of debt, net of $394 tax benefit	(568)	—	—	—	—	—	—	—
Cumulative effect of change in accounting for derivative instruments and hedging activities, net of $237 tax benefit	—	—	—	(461)	—	—	—	—
Net income	$ 2,566	$ 3,998	$ 2,832	$ 3,036	$ 2,465	$ 2,130	$ 2,196	$ 2,373
Basic earnings per share before extraordinary loss and cumulative effect of accounting change	$ 0.48	$ 0.69	$ 0.49	$ 0.61	$ 0.43	$ 0.37	$ 0.37	$ 0.40
Extraordinary loss on early extinguishment of debt	(0.09)	—	—	—	—	—	—	—
Cumulative effect of accounting change	—	—	—	(0.08)	—	—	—	—
Basic earnings per share	$ 0.39	$ 0.69	$ 0.49	$ 0.53	$ 0.43	$ 0.37	$ 0.37	$ 0.40
Diluted earnings per share before extraordinary loss and cumulative effect of accounting change	$ 0.48	$ 0.68	$ 0.48	$ 0.61	$ 0.43	$ 0.37	$ 0.37	$ 0.40
Extraordinary loss on early extinguishment of debt	(0.09)	—	—	—	—	—	—	—
Cumulative effect of accounting change	—	—	—	(0.08)	—	—	—	—
Diluted earnings per share	$ 0.39	$ 0.68	$ 0.48	$ 0.53	$ 0.43	$ 0.37	$ 0.37	$ 0.40



STOCKHOLDER INFORMATION

Annual Meeting
The Annual Meeting of stockholders will be held on Thursday, July 25, 2002 at 2:00 P.M. Eastern Time. The meeting will take place at the Westin Hotel, One West Exchange Street, Providence, RI.

Stock Listing
FIRSTFED AMERICA BANCORP, INC. became a public company on January 15, 1997. FIRSTFED AMERICA BANCORP, INC. Common Stock is traded on the American Stock Exchange under the symbol "FAB."

Common Stock Information
As of March 31, 2002, the Company had 8,119,686 shares outstanding and approximately 1,400 stockholders of record, not including persons or entities holding stock in nominee or street name through brokers or banks.

STOCK PRICE

	FY '01			
By Quarter	1	2	3	4
High	$11.63	$15.50	$16.00	$16.75
Low	$10.63	$11.63	$13.38	$14.95
	FY '02			
By Quarter	1	2	3	4
High	$18.10	$19.98	$17.53	$23.90
Low	$15.07	$16.60	$15.60	$17.40

PER SHARE CASH DIVIDEND

	FY '01			
By Quarter	1	2	3	4
	$0.07	$0.10	$0.10	$0.10
	FY '02			
By Quarter	1	2	3	4
	$0.10	$0.14	$0.14	$0.14
	FY '03			
By Quarter	1	2	3	4
	$0.14			

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016

Stockholder Inquiries
908-272-8511
800-866-1340

Regulatory Counsel
Muldoon Murphy & Faucette LLP
5101 Wisconsin Avenue N.W.
Washington, D.C. 20016

Independent Auditors
KPMG LLP
99 High Street
Boston, MA 02110

Investor Relations
Philip G. Campbell
Vice President, Director of Marketing, Corporate Planning and Investor Relations
FIRSTFED AMERICA BANCORP, INC.
ONE FIRSTFED PARK
Swansea, MA 02777
Tel: 508-235-1361

FIRSTFED AMERICA BANCORP, INC.

DIRECTORS:
Robert F. Stoico
Chairman of the Board
B. Benjamin Cavallo
Richard W. Cederberg
John S. Holden, Jr.
Gilbert C. Oliveira
Paul A. Raymond, DDS
Thomas A. Rodgers, Jr.
Anthony L. Sylvia

OFFICERS:
Chairman of the Board, President and Chief Executive Officer:
Robert F. Stoico

Corporate Secretary:
Cecilia R. Viveiros

Executive Vice Presidents:
Edward A. Hjerpe, III
Chief Operating Officer and Chief Financial Officer
Kevin J. McGillicuddy
Frederick R. Sullivan

Senior Vice Presidents:
Terrence M. Tyrrell
Anthony L. Weatherford

Vice Presidents:
Mark L. Abbate
Controller
Edward A. Schultze
Treasurer

FIRST FEDERAL SAVINGS BANK OF AMERICA

DIRECTORS:
Gilbert C. Oliveira
Chairman of the Board
Thomas A. Rodgers, Jr.
Vice Chairman of the Board
Stanley A. Baker
B. Benjamin Cavallo
Richard W. Cederberg
John S. Holden, Jr.
Gerhard S. Lowenstein
Willard E. Olmsted
Paul A. Raymond, DDS
Roger K. Richardson
Robert F. Stoico
Anthony L. Sylvia

Advisory Directors:
Eugene L. Charlebois
Ronald A. Kindberg
Daniel G. Larson

OFFICERS:
President and Chief Executive Officer:
Robert F. Stoico

Corporate Secretary:
Cecilia R. Viveiros

Executive Vice Presidents:
Edward A. Hjerpe, III
Chief Operating Officer and Chief Financial Officer
Kevin J. McGillicuddy
Director of Mortgage Banking
Frederick R. Sullivan
Director of Banking

Senior Vice Presidents/Division Heads:
Sheila M. Rioux
Director of Banking Offices
Robert A. Skurka
Director of Business Banking
Terrence M. Tyrrell
Director of Administrative Services
Gary J. Vierra
Chief Technology Officer
Anthony L. Weatherford
Director of Human and Organizational Resources

Vice Presidents/Division Heads:
Mark L. Abbate
Controller
Elise D. Bare
Director of Consumer Lending
Nelson J. Braga
Director of Residential Loan Production
Joseph J. Bustin
Director of Deposit Operations
Philip G. Campbell
Director of Marketing, Corporate Planning, and Investor Relations
Christine F. Chicca
Director of Loan Servicing
Edward A. Schultze
Treasurer

Senior Vice Presidents:
Richard M. Farmer
Ronald G. Loeser
Michael E. Paiva

Vice Presidents:
Evelina F. Amaral
Steven M. Brodeur
Paul A. Collamati
Linda P. DeMarco
John Decker
Nicholas R. DeRosa
Robert W. Dick
Leslie R. Dickson
Paula M. Fahlman
June D. Goguen
Maureen A. Gregory
Douglas F. Hanson
E. Michael Hughes
Graham M. W. Kilvert
Stuart A. Lawrence
Charlotte A. LeBlanc
Anthony M. Leone
Lynn A. Motta
Raymond D. Mountain, III
Thomas M. Norton
Gregory F. O'Donnell
Jean C. Purrier
Eileen A. Saeger
A. Jack Silva
Lloyd H. Stewart
Marie Thomas-Everett

PEOPLE'S MORTGAGE CORPORATION

President:
John J. Kiernan

Executive Vice President:
James F. Ryder, Jr.

Senior Vice Presidents:
Michael C. Gillis
Vincent E. Hayes
Richard G. Reese, Jr.
Randolph P. Snow

Vice Presidents:
Jeffrey G. Drenzek
Elaine F. Hebert
Nada B. Vericker
Beth G. Williams

Controller:
Andrew A. Brown

FIRSTFED INSURANCE AGENCY, LLC

DIRECTORS:
Robert F. Stoico
Chairman of the Board
David A. Galvin
Edward A. Hjerpe, III
Robert J. Hole
Franklin P. Smith, Jr.

OFFICERS:
Chairman of the Board, President and Chief Executive Officer:
Robert F. Stoico

Corporate Secretary:
Cecilia R. Viveiros

Executive Vice President, Treasurer, Chief Operating Officer and Chief Financial Officer:
Edward A. Hjerpe, III

Senior Vice Presidents/ Co-Managers:
David A. Galvin
Robert J. Hole

FIRSTFED TRUST COMPANY, N.A.

DIRECTORS:
Robert F. Stoico
Chairman of the Board
Edward A. Hjerpe, III
Kevin J. McGillicuddy
Frederick R. Sullivan
Paul W. Whyte

OFFICERS:
Chairman of the Board, President and Chief Executive Officer:
Robert F. Stoico

Executive Vice President, Treasurer, Chief Operating Officer and Chief Financial Officer:
Edward A. Hjerpe, III

Executive Vice President, Managing Officer and Secretary:
Robert N. Gaumont

Senior Vice President and Chief Investment Officer:
Timothy V. Geremia

Vice President and New Business Manager:
Lawrence S. Wagner

FIRSTFED®

FIRSTFED AMERICA BANCORP, INC.

ONE FIRSTFED PARK

Swansea, MA 02777

Phone: 508-679-8181

www.firstfedamerica.com